      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             LIFESTYLE FURNISHINGS
                               INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
(KNOWN AS "FURNISHINGS INTERNATIONAL INC." PRIOR TO THE MERGER DESCRIBED IN THE
                          PROSPECTUS CONTAINED HEREIN)

                                                                                  43-1724507
             DELAWARE                             2511                            56-1977928
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              4000 LIFESTYLE COURT
                        HIGH POINT, NORTH CAROLINA 27265
                                 (336) 878-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DOUGLAS C. BARNARD
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.
                              4000 LIFESTYLE COURT
                        HIGH POINT, NORTH CAROLINA 27265
                                 (336) 878-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 DAVID W. FERGUSON                                   MICHAEL W. BLAIR
                   SARAH BESHAR                                      PETER J. LOUGHRAN
               DAVIS POLK & WARDWELL                               DEBEVOISE & PLIMPTON
               450 LEXINGTON AVENUE                                  875 THIRD AVENUE
             NEW YORK, NEW YORK 10017                            NEW YORK, NEW YORK 10022
                  (212) 450-4000                                      (212) 909-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                                                                AGGREGATE OFFERING          AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED              PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share..............       $460,000,000              $135,700
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two forms of Prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's Class A Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A Common Stock (the "International Prospectus"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The front cover page, underwriting section and back cover page for the International Prospectus included herein have all been labeled "Alternate Page for International Prospectus."

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement that has been filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 7, 1998

PROSPECTUS
---------------------

                                              SHARES

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                              CLASS A COMMON STOCK
                            ------------------------
     This is our initial public offering. The U.S. Underwriters will offer shares in the U.S. and Canada and the International Managers will
offer                shares outside the U.S. and Canada. This is a firm
commitment underwriting.

     We expect the public offering price to be between $          and
$          per share. No public market currently exists for the shares. We intend to apply to list the Class A Common Stock on the New York Stock Exchange under the symbol "LFI." After completion of the Offerings, 399 Venture Partners, Inc., an affiliate of Citicorp, Masco Corporation, members of management and
certain other investors will together own      % of the outstanding Class A
Common Stock, or      % on a diluted basis.

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

                                                             PER SHARE                  TOTAL
                                                             ---------                  -----
Public Offering Price................................            $                        $
Underwriting Discount................................            $                        $
Proceeds to LifeStyle................................            $                        $

     The Underwriters may also purchase up to an additional shares from us at the public offering price within 30 days of the date hereof in order to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the shares of Class A Common Stock will be ready for
delivery on or about             , 1998.
                            ------------------------
MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
CREDIT SUISSE FIRST BOSTON                                     WHEAT FIRST UNION
                            ------------------------
                                           , 1998

Photo A to come

BEACON HILL(R) SHOWROOMS. Catering to interior designers, architects, decorators and their clients, Beacon Hill(R) showrooms showcase the finest home furnishings lines, for the world's premier homes.

Photo B to come

BENCHCRAFT(R). Continuing to build its reputation as the "casual living" resource for upholstery, BenchCraft offers tight tailoring detail and fashionable fabrics for consumers seeking easy comfort and affordable style.

Photo C to come

BERKLINE(R). The world's largest motion furniture company brings style, functionality, practicality and fun to the home furnishings marketplace.

Photo D to come

DREXEL HERITAGE(R). A rich legacy of beautiful designs crafted in fine woods, metals and stone is the heart of Drexel Heritage Furnishings. The Drexel Heritage(R) brand is an icon for those who yearn for design elements from the classics, yesteryear, the future or faraway places.

Photo E to come

DREXEL STUDIO(TM). Upbeat, unpretentious, functional furniture for a myriad of lifestyles -- from a loft in SoHo to a beach home in Malibu -- embodies the collections that comprise Drexel Studio(TM).

Photo F to come

LILLIAN AUGUST(R) FROM DREXEL HERITAGE(R). Drawing upon the design vision of Lillian August, Drexel Heritage has wrought an opulent yet gracious lifestyle for those who cherish classic designs for today's homes.

Photo G to come

PINEHURST COLLECTION(TM) FROM DREXEL HERITAGE(R). Pinehurst, heaven for many of the world's golfers, also offers exceptional design inspiration for Drexel Heritage's Pinehurst Collection(TM). Unique architectural details from Pinehurst homes and the simplicity of this casual way of life translate into remarkable home furnishings.

Photo H to come

HENREDON(R). For generations Henredon has set the standard in furniture craftsmanship. Wonderfully rich finishes, detailed carvings and intricately inlaid woods are a Henredon(R) signature. In upholstery, luscious fabrics, opulent leathers and the highest upholstering standards provide the epitome of elegant comfort.

Photo I to come

RALPH LAUREN HOME COLLECTION(TM). A uniquely Ralph Lauren lifestyle point of view.

Photo J to come

HENREDON'S REGISTRY(TM) COLLECTION. Gorgeous yet simple designs, crafted in solid hardwoods. Decorative hardware that perfectly complements each door, drawer or crown where it is placed. Registry speaks to those who value the ultimate in understated elegance.

Photo K to come

LA BARGE(R). Skilled artisans from around the world provide the handcrafting evident in La Barge(R) tables, mirrors and signature furniture pieces. Acclaimed for its original hand-carved mirrors on a grand scale and work in brass and glass, La Barge(R) now features metals, stone and specialty woods in its decorative items collections.

Photo L to come

MARBRO(TM). Exquisite crystal chandeliers and lighting at the pinnacle of the industry are the mark of Marbro(TM). Crystal objets d'art and unique accessories make this a line of creme de la creme pieces.

Photo M to come

ENTREE(TM). A more casual approach to tables and mirrors is evident in the entree(TM) line. Employing many types of decorative metalwork and carving, entree(TM) fills a unique niche for consumers who enjoy well-designed mirrors and tables in more casual styles.

Photo N to come

LEXINGTON(R). Successful lifestyle collections are the crown jewels within the Lexington(R) Furniture collections.

Photo O to come

THE PALMER HOME COLLECTION(R) BY LEXINGTON(R). The family-oriented lifestyle enjoyed by Arnold Palmer and his wife Winnie played a pivotal role in the creation of The Palmer Home Collection(TM). Classic pieces which are a reflection of the Palmer lifestyle enjoy prominence in many homes, offices and golf clubs around the world.

Photo P to come

NAUTICA HOME BY LEXINGTON(R). Each of the pieces in the Nautica Home collection reveals a marriage between English or French antiques and unique materials and designs found in parts of the Caribbean. Drawing upon the design freshness that is the Nautica look, this collection brings a casual, island attitude to old-world design.

Photo Q to come

THE WORLD OF BOB TIMBERLAKE(R) BY LEXINGTON(R). Each of the collections created by Lexington in collaboration with Bob Timberlake has struck a chord with consumers from countries all over the world. The furniture collections may be inspired by Bob Timberlake's antiques, an historic Moravian Village or the simplicity of the Arts & Crafts movement, and LifeStyle's interpretations of American Realism have catapulted these collections into the most sought-after within the home furnishings industry.

Photo R to come

BETSY CAMERON(TM). Youth furniture, one of Lexington's strengths, is imaginatively created with practicality in mind. Noted photographer and mother Betsy Cameron has worked with Lexington's designers to bring delightful collections appreciated by children, their parents and their grandparents.

Photo S to come

MAITLAND-SMITH(TM). Employing unusual materials from eggshell to seashells to stone, metals and leathers, the Maitland-Smith artisans create exquisite statement furniture pieces, beautiful and occasionally whimsical objets d'art, lighting and accessories. Extensive hand-crafting is a signature of Maitland-Smith(TM), and the designers' creativity with a truly unique mix of materials make this line a must-have for collectors and antique afficionados.

Photo T to come

ROBERT ALLEN(TM). Every color that can be imagined, a plethora of prints and woven fabrics, stunning trimmings and innovative designs by Robert Allen(TM) have made this resource a legend with designers and manufacturers.

Photo U to come

SUNBURY(TM). Very specialized jacquard fabrics, uniquely designed and woven to order.

Photo V to come

UNIVERSAL(R). Encompassing a most comprehensive "bread & butter" assortment of furniture styles.

Photo W to come

ALEXANDER JULIAN HOME COLOURS(R) BY UNIVERSAL(R). Revered clothing and home textile designer, Alexander Julian, and Universal designers have fashioned three furniture collections that capture the tailoring nuances present in men's clothing.

                               TABLE OF CONTENTS

Summary.....................................................    5
Risk Factors................................................   15
Use of Proceeds.............................................   20
Dilution....................................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Unaudited Pro Forma Financial Information...................   22
Selected Historical and Unaudited Pro Forma Financial
  Information...............................................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   31
Business....................................................   39
Management..................................................   53
Executive Compensation......................................   55
Certain Relationships and Related Transactions..............   59
Shares Eligible for Future Sale.............................   61
Security Ownership of Certain Beneficial Owners and
  Management................................................   62
Description of Capital Stock................................   64
Certain U.S. Federal Tax Considerations for Non-U.S. Holders
  of Class A Common Stock...................................   67
Underwriting................................................   69
Legal Matters...............................................   72
Experts.....................................................   72
Available Information.......................................   72
Index to Financial Statements...............................  F-1

                            ------------------------

     References in this Prospectus to "LifeStyle" are to the Home Furnishings Group of Masco Corporation (the "Predecessor") prior to its acquisition by Furnishings International Inc. on August 5, 1996; to Furnishings International Inc. and its subsidiaries following such acquisition and prior to the planned merger of its wholly owned operating subsidiary, currently named LifeStyle Furnishings International Ltd., with and into Furnishings International Inc., which will be renamed LifeStyle Furnishings International Ltd.; and to LifeStyle Furnishings International Ltd. and its subsidiaries following such merger. The "Stockholders Agreement" refers to an agreement dated August 5, 1996, as amended, among 399 Venture Partners, Inc. ("399," an affiliate of Citicorp), Masco Corporation and certain other parties. "Masco" means Masco Corporation. "Class A Common Stock" means the Class A Common Stock of LifeStyle, par value $.01 per share, and "Class B Common Stock" refers to the Class B Common Stock of LifeStyle, par value $.01 per share. Class A Common Stock and Class B Common Stock are together referred to as "Common Stock." "Series A-1 Preferred Stock" means the Series A-1 mandatorily redeemable preferred stock of LifeStyle, par value $.01 per share, and "Series A-2 Preferred Stock" means the Series A-2 mandatorily redeemable preferred stock of LifeStyle, par value $.01 per share. "Series B Convertible Preferred Stock" means the Series B convertible preferred stock of LifeStyle, par value $.01 per share, and "Series C Convertible Preferred Stock" means the Series C convertible preferred stock of LifeStyle, par value $.01 per share. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options.
                            ------------------------

     LifeStyle Furnishings International Ltd. is a corporation organized under the laws of Delaware. Our principal executive offices are located at 4000 Lifestyle Court, High Point, North Carolina 27265, and our telephone number is
(336) 878-7000.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the Class A Common Stock being sold in the Offerings, our financial statements and the notes thereto included elsewhere herein. The following summary of our business assumes that we have completed the Reorganization discussed below.

                                   LIFESTYLE

     We are the largest manufacturer and marketer of home furnishings (fine furniture, including decorative accessories, and decorative home furnishings fabrics) in the U.S., with 1997 net sales of nearly $2.0 billion. Fine furniture represented approximately 86% of our net sales in 1997 and decorative home furnishing fabrics represented approximately 14%. We attribute our market leadership position to the following key factors:

     - Fashionable and innovative product designs with an emphasis on style, quality and value

     - Comprehensive product offerings that provide retailers and consumers with a broad range of price points and styles

     - Multi-channel distribution to a customer base of over 50,000 accounts, providing our products to consumers wherever they choose to shop

     - Established brand names, such as HENREDON(R) and DREXEL HERITAGE(R), as well as partnerships with leading fashion designers, brands and artists, such as RALPH LAUREN, NAUTICA and BOB TIMBERLAKE

     - Commitment to improving retailer and consumer satisfaction levels with the home furnishings buying experience

     - An experienced and innovative management team with significant equity ownership and a commitment to continuous improvement

     We are restructuring our manufacturing base, reengineering our manufacturing processes and incorporating technology into our product design and business processes in order to achieve sustainable operating efficiencies, dramatically shorten order-to-ship times and enhance our ability to satisfy our customers and consumers. Once implemented, we expect these restructuring and reengineering initiatives to increase operating margins, reduce working capital, increase market share and strengthen our leadership position in the home furnishings industry.

INDUSTRY OVERVIEW

     The U.S. residential furniture industry has grown at a compound annual rate of 4.9% over the last 20 years to $21.2 billion in shipments in 1997 from $8.2 billion in 1977, with shipments declining in only two years, according to the American Furniture Manufacturers Association (an industry trade association). We expect favorable industry trends over the next few years due to improving demographic, macroeconomic and other factors, including:

     - The segment of the U.S. population between the ages of 35 and 54 is growing according to the U.S. Bureau of the Census as the "baby boom" generation ages. This age group has historically had the highest levels of discretionary income and consumer spending, and it represents the largest number of consumers of residential furniture.

     - Average new home size grew from approximately 1,645 square feet in 1975 to nearly 2,150 square feet in 1997, according to the U.S. Bureau of the Census. In addition, the average number of bedrooms per new home has increased. Not only do larger homes with more bedrooms require more home furnishings because of their size, but the owners of such homes also tend to spend dramatically more money per square foot on home furnishings.

     - New housing starts have recently risen as have existing home sales and remodeling activity. These factors, together with increased housing affordability and low interest rates, comprise leading economic indicators for home furnishings purchases.

     - Consumers, responding to increasing in-home entertainment options and the "cocooning" trend, are placing greater emphasis on home-related activities. In addition, an increasing number of Americans work at home and require home office furniture.

COMPETITIVE ADVANTAGES

     The following characteristics distinguish us from other companies in our industry:

     Leveraging Our Leadership Position. By leveraging our shared knowledge, assets and scale, we gain several important competitive advantages, including the ability to:

     - Command a significant share of retail floor space

     - Achieve economies of scale in purchasing and in technology infrastructure development

     - Source and manufacture globally

     - Share operating and marketing "best practices"

     - Cross-market and manufacture products among our various divisions

     Design and Style Leadership and Product Innovation. We believe that we have established ourselves as the design and style leader for the industry through our new product offerings and creative marketing strategies. We pioneered the marketing of products in collections tailored to suit particular "lifestyle" or design themes. Our RALPH LAUREN HOME COLLECTION(TM), THE WORLD OF BOB TIMBERLAKE(R), THE PALMER HOME COLLECTION(TM), ALEXANDER JULIAN HOME COLOURS(R) and NAUTICA HOME collection are among the industry's best sellers. We believe that we have developed more "mega-collections" (selling three to ten times more per year as compared with typical industry collections) than any other company. Further, product innovation in BERKLINE(R) and BENCHCRAFT(R) motion furniture (sofas that incline and recline) has enabled us to achieve a leadership position in this important and growing category.

     Established, Well Known Brand Names. We market our products under some of the most established and well known brand names in our business, including HENREDON(R), DREXEL HERITAGE(R), LEXINGTON(R), UNIVERSAL(R), BERKLINE(R), BENCHCRAFT(R), MAITLAND-SMITH(TM) and LA BARGE(R) in fine furniture and BEACON HILL(R), SUNBURY(TM) and ROBERT ALLEN(TM) in decorative home furnishings fabrics. We consider brand name recognition to be an important competitive advantage, and we believe that retailers and consumers associate our brands with a high degree of quality, craftsmanship, style and value.

     Comprehensive Product Lines. We believe that we are the most comprehensive resource in the home furnishings industry, providing more product alternatives than any of our competitors. We offer products across all price categories, with an emphasis on "good," "better" and "best," and in all major consumer desired styles. These include American Traditional, Country, Eighteenth Century, European Country, European Traditional, Transitional, Casual, Mission, Arts and Crafts, Contemporary, Oriental, Home Office, Youth and Outdoor. By offering such a broad product line, we can supply up to 75% of the product demands of many furniture retailers which, as the retail furniture industry consolidates, increasingly prefer to buy from a smaller number of large furniture manufacturers.

     Extensive and Diverse Distribution Network. We believe that we have more active accounts than any other manufacturer in the home furnishings industry. We distribute our fine furniture products through an extensive distribution network including:

     - More than 25,000 independent retail locations, including national and regional chains

     - Department stores

     - Specialty stores and more than 1,500 galleries (LifeStyle-dedicated floor space) within retail stores

     - Over 80 independent stores selling our products exclusively

     - Hospitality, government, model home and other contract distribution channels

     - 14 of our own BEACON HILL(R) designer-exclusive showrooms

We distribute our decorative home furnishings fabrics through numerous channels, including our own showrooms, to an extensive customer base consisting of over 30,000 retailers, decorators and designers worldwide. Our broad distribution network permits us to offer home furnishings products to consumers wherever they choose to shop.

     Global Manufacturing Capabilities. We operate 79 strategically located, well equipped facilities in North America, Asia and Europe, with over 23 million square feet of manufacturing and distribution space. During the past five years, we invested $268.0 million in our facilities in order to meet anticipated demand, reduce operating costs and maximize operating flexibility. As the largest U.S. furniture manufacturer in Asia, we also have access to a highly skilled, low-cost workforce, expert in such areas as intricate veneering and hand carving, and to scarce raw materials such as Chinese oak, wicker, rattan and certain exotic woods. We believe that our global facilities enable us to serve our worldwide customer base efficiently and to allocate capacity to best meet our manufacturing requirements. Because of our recent modernization, and the productivity enhancements that we are currently implementing, we expect to make only modest capital expenditures over the next several years.

     Experienced Management Team with a Significant Ownership Stake. We believe our management team -- which is committed to continuous improvement -- is the best in our industry. This team has significantly reduced debt, improved profitability and reduced working capital since taking responsibility in 1996, and is currently reengineering our manufacturing and business processes. Recent management additions have provided new skill sets and diverse non-furniture expertise to complement our experienced home furnishings professionals. Over 200 of our senior managers currently own a total of approximately 21% of our Common Stock on a diluted basis (assuming conversion of all convertible stock and
vesting of all management stock), or    % after giving effect to the Offerings
and the Reorganization described below.

PLATFORM FOR GROWTH

     At the time of our acquisition from Masco in August 1996, we embraced a strategic vision designed to dramatically improve the satisfaction of our customers and consumers with their home furnishings buying experience. We also recognized that there were significant opportunities to improve our performance by rationalizing our substantial asset base and by making major improvements in our business processes. We redirected our previous financial objective of maximizing sales growth to focus on enhancing our cash flow, reducing our operating costs and increasing our profitability.

     We adopted at the time of the acquisition an initial $28.3 million restructuring plan. This plan, which was substantially implemented in 1997, included the reduction of our manufacturing and distribution facilities from 89 to 82, provisions for severance costs associated with the closure of these facilities and the elimination of certain product lines that did not meet performance targets. We also introduced coordinated, company-wide purchasing practices, improved our working capital management and reduced capital expenditure levels in light of our significant previous investments. Principally as a result of these actions, since August 1996, we have improved our EBITDA margin (adjusted to exclude restructuring charges) from 8.0% in 1995 to 9.0% in 1996 and to 10.1% in 1997. In addition, from August 1996 through December 31, 1997, we reduced working capital by $81.0 million to $450.0 million and reduced long-term debt by $198.8 million (offset by the accretion of $51.2 million on the payment-in-kind debt owed to Masco discussed below). Moreover, in the first quarter of 1998, we reduced working capital by an additional $41.8 million to $408.2 million.

     At the end of 1997, we completed an in-depth evaluation of our global manufacturing and distribution base, and recorded a $58.5 million charge to rationalize and restructure our worldwide operations, focusing principally on our Universal Furniture business unit. The majority of Universal Furniture's restructuring activity is taking place in Asia, where facilities with 1.4 million square feet of manufacturing and distribution space will be eliminated by December 31, 1998, as production is consolidated into existing, lower-cost Asian facilities and as distribution facilities are rationalized. Implementation of this restructuring effort began in the first quarter of 1998, and by June 30, 1998, facilities with 1.0 million square feet had been eliminated.

     Finally, in pursuit of our strategic vision and our goal of becoming our customers' and consumers' "favorite" home furnishings company, we have undertaken a comprehensive reexamination of our methods of production, marketing, distribution and customer fulfillment with the objective of fundamentally improving the way orders are processed and goods are manufactured and delivered to customers. The key focus of these reengineering initiatives involves converting the furniture industry's historic "cuttings" or batch processing methodology into the more efficient assemble-to-order (or "Pull") methodology. Overall, these reengineering initiatives are designed to cut order-to-ship cycles dramatically -- with a goal of shipping all furniture in two weeks or less -- as well as to reduce inventory, eliminate waste (add value) and improve product quality. We have also implemented enhanced coordination across business units, including purchasing, manufacturing and marketing.

     In the first quarter of 1998, we significantly ramped-up the reengineering conversion of our manufacturing processes, which necessarily caused some disruption at certain plants and resulted in additional costs. Despite order growth of approximately 12.8% in the first quarter of 1998, our net sales increased by only 2.0% and our EBITDA margin declined from 10.1% to 8.0% as compared with the first quarter of 1997, principally as a result of the reengineering initiatives described above.

     Across all of our furniture companies, approximately 20% of our products are currently shipped in two to three weeks, and the majority of all order-to-ship times are expected to attain these levels over the next 24 months. More than 30% of our plants are now implementing short-cycle management methodologies, and these "best practices" will be implemented enterprise-wide. We believe that, once implemented, these reengineering initiatives will reduce manufacturing costs, significantly increase customer satisfaction and result in higher market share, sales and margins.

GROWTH STRATEGIES

     Pursue Product Excellence with Consumer Desired Designs. We intend to continue developing fashion-forward products with a high degree of value and quality that consumers can buy with confidence and display with pride. We are committed to heightening brand awareness and the perceived quality of our products through marketing and merchandising in both traditional and non-traditional ways, from print and TV advertising and dealer co-op support to informational web sites on the Internet. We also expect to capitalize on our proven record of building profitable sales through design partnerships and co-branding. We expect to expand our licensing arrangements, which have included recognized designers and artists such as RALPH LAUREN, ALEXANDER JULIAN, BOB TIMBERLAKE, LILLIAN AUGUST, LYNN HOLLYN, BETSY CAMERON and WARREN KIMBLE, prestigious brands such as NAUTICA and ROYAL DOULTON, renowned organizations and institutions such as WIMBLEDON, the SMITHSONIAN INSTITUTION, and CARE and celebrities such as ARNOLD PALMER and JACK NICKLAUS.

     Implement Enterprise-wide Short-Cycle Management Methodologies. Consumers are too often disappointed in their furniture buying experience, and are frustrated with the retailer and the manufacturer alike, largely as a result of the six to eight week or longer delivery periods that are customary in our industry. In addition to our overall goal of being the most efficient home furnishings manufacturer, we have targeted an order-to-ship cycle across our furniture companies of two weeks or less. One of the early successes in our reengineering conversion efforts has been in the production of BERKLINE(R) motion furniture. Implementation of short-cycle management methodologies has resulted in a 29% improvement in inventory turns, a 26% reduction in order-to-ship times and an approximately 40% increase in customer commitments for BERKLINE COMFORT GALLERIES(TM) since August 5, 1996, a period in which Berkline also achieved above average sales growth for the motion furniture category. Similarly, customers for Lexington's home entertainment centers and home office case goods are benefitting from two-week order-to-ship cycles. At BenchCraft, more than 50% of the upholstered furniture is being produced utilizing short-cycle management methodologies, which we believe has accounted for a dramatic increase in orders at BenchCraft during the first half of 1998.

     Technology -- a Growth Enabler. We are currently implementing an enterprise-wide, Oracle-based software platform that will permit us to coordinate and control a broad range of business processes, such as procurement, order entry, inventory management, manufacturing planning and electronic data interchange (EDI) with our customers and vendors. We plan to install this software on a division-by-division basis over the next few years, and expect that this will enable us to become "easy to do business with" from the perspective of customers, consumers and suppliers and to become their "favorite" home furnishings company. Further, we are adopting computer-aided design (CAD) software to enhance and streamline product development activities, from design inspiration through manufacturing, thereby accelerating our time from conception to market.

     Expand Retailer and Supplier Alliances and Partnerships. We have been forming mutually beneficial partnership arrangements with selected retailers for several years. We anticipate that the increasing concentration of the retailer distribution base and the growth of large regional and national retailers will accelerate this growth opportunity, as major retailers seek to concentrate their supplier base, achieve linkages designed to simplify the purchasing process, reduce inventory and increase their profitability. We are uniquely positioned to benefit from this trend, as our comprehensive product lines, styles and price points distinguish us as the industry's best "one-stop-shopping" resource. We are also actively pursuing partnership arrangements with our suppliers, such as fabric vendors, in order to reduce long lead times and ultimately improve customer satisfaction levels.

     Expand into New Markets and Distribution Channels. We believe that significant growth opportunities exist outside of our traditional U.S. retailer distribution base, including contract sales to hospitality markets, such as hotels, motels and destination entertainment resorts, as well as government sales. We have recently (i) received hospitality orders for several large Las Vegas hotels, as well as for certain assisted senior-living facilities, (ii) signed a five-year, worldwide contract with the U.S. Department of State, expected to generate orders for over $75 million in fine furniture, and (iii) contracted with a number of the nation's top home builders to furnish model homes. Additionally, through our 14 BEACON HILL(R) designer-exclusive showrooms, we are well positioned to serve the premium home furnishings market segment, a segment where Beacon Hill has been growing more than twice as fast as the overall home furnishings market.

     Make Selected Complementary Acquisitions. The home furnishings industry continues to be highly fragmented, and industry observers expect it to consolidate significantly at both the manufacturer and retailer levels. With our considerable acquisition expertise, financial flexibility and experienced management team, we expect to capitalize on this trend and to complement our internal growth by pursuing a disciplined acquisition program. We intend to focus on companies that have product categories and participate in market segments which are complementary to our own, that have a proven management team and that provide an enhancement of our core capabilities.

PRINCIPAL STOCKHOLDERS

     Our company is currently owned by 399, Masco, certain other institutional investors and by members of management. After completion of the Offerings and the Reorganization discussed below, 399, Masco, the institutional investors and members of management will together own approximately % of our outstanding
Class A Common Stock, or      % on a diluted basis (assuming conversion of all
convertible stock and vesting of all management stock). See "Security Ownership of Certain Beneficial Owners and Management."

THE REORGANIZATION

     Concurrently with the Offerings, we are entering into the following series of reorganization transactions designed to simplify our corporate and capital structure: (i) the outstanding capital stock will be reclassified and split such that our capital stock outstanding upon consummation of the Offerings, and after giving effect to the exchange described in (iii) below, will be as described below under "Description of Capital Stock" and the ownership of such stock will be as described below under "Security Ownership of Certain Beneficial Owners and Management," (ii) our operating subsidiary, LifeStyle Furnishings International Ltd. (LFI), will be merged with and into our holding company, Furnishings International Inc. (FII), which will change its name to LifeStyle Furnishings International Ltd., (iii) we will exchange shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock for all of the outstanding shares of Series A-1 Preferred Stock (approximately 1,103,320 shares
as of March 31, 1998) on the basis of           shares of Series B Convertible
Preferred Stock or Series C Convertible Preferred Stock for each share of Series A-1 Preferred Stock, having first paid in cash the accrued but unpaid dividends on both the Series A-1 and the Series A-2 Preferred Stock ($3.8 million as of March 31, 1998), and (iv) we will use the net proceeds of the Offerings to redeem all of the outstanding payment-in-kind debt owed to Masco ($345.7 million in principal and interest as of March 31, 1998) (the "PIK Debt Repayment").

     We have outstanding $200.0 million principal amount of 10 7/8% senior subordinated notes due 2006. We intend to commence a cash tender offer to acquire all of the outstanding senior subordinated notes (the "Tender Offer"). Any acquisition of senior subordinated notes pursuant to the Tender Offer will occur at substantially the same time as the consummation of the Offerings. We expect to incur bank indebtedness to finance the purchase of notes in the Tender Offer. As part of the Tender Offer, we intend to solicit consents from the holders of a majority of the senior subordinated notes in order to remove substantially all of the covenants from the indenture governing the senior subordinated notes.

     The reorganization transactions and the Tender Offer and consent solicitation described above are together referred to as the "Reorganization."

                                 THE OFFERINGS

Class A Common Stock offered:
  U.S. Offering....................              shares
  International Offering...........              shares
  Total(a).........................              shares

Common Stock to be outstanding
after the Offerings:(b)(c)
  Class A Common Stock.............              shares
  Class B Common Stock.............              shares
  Total(a).........................              shares

Common Stock issuable upon
conversion of Series B Convertible
  Preferred Stock and Series C
  Convertible Preferred Stock......              shares

Diluted Common Stock to be
outstanding after the
  Offerings(d).....................              shares

Use of Proceeds....................    The net proceeds of the Offerings will be
                                       approximately $     million. We will use
                                       the net proceeds to repay the
                                       payment-in-kind debt owed to Masco
                                       together with accrued interest. If there are any remaining proceeds, we will use them for other corporate purposes. See
                                       "Use of Proceeds."

Dividend Policy....................    We currently intend to retain all future
                                       earnings to fund the development and
                                       growth of our business. Therefore, we do not currently anticipate paying cash dividends. See "Dividend Policy."

New York Stock Exchange Symbol.....    LFI
---------------
(a) If the Underwriters exercise their over-allotment options in full, the total
    number of shares offered would increase by           shares.

(b) Class A Common Stock and Class B Common Stock have substantially the same rights under our certificate of incorporation, except that Class B Common Stock has no voting rights other than those required by law. Any holder of Class A Common Stock may convert each share of its Class A Common Stock into one share of Class B Common Stock at any time if the holder has determined that it or one of its affiliates might be subject to certain regulatory or accounting problems described in our certificate of incorporation due to its holding Class A Common Stock. Any holder of Class B Common Stock may convert each share of its Class B Common Stock into one share of Class A Common Stock at any time, subject to certain restrictions.

(c) On March 31, 1998, on a pro forma basis after giving effect to the
    Reorganization, there would have been approximately           shares of
    Common Stock outstanding.

(d) Diluted share amounts refer to the amount of Common Stock that would be outstanding upon conversion of all shares of convertible stock into shares of Class A Common Stock and vesting of all management stock. See "Description of Capital Stock."

                                  RISK FACTORS

     You should carefully consider all of the information in this Prospectus and, in particular, the specific risk factors set forth beginning on page 15 under "Risk Factors."

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table presents as of the dates and for the periods indicated
(i) summary historical financial information of LifeStyle and (ii) pro forma financial information of LifeStyle, after giving effect to the spin-off on June 30, 1998 (the "Simmons Spin-off") of Simmons Upholstered Furniture Corporation ("Simmons"), the Reorganization, the Offerings and the application of the net proceeds therefrom. You should read the summary historical and unaudited pro forma financial data with the "Unaudited Pro Forma Financial Information," "Selected Historical and Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto (the "Financial Statements") included elsewhere in this Prospectus.

                                                       PREDECESSOR(1)                                  LIFESTYLE
                                         ------------------------------------------    ------------------------------------------
                                                                                                                   THREE MONTHS
                                                                           PERIOD       PERIOD      YEAR ENDED         ENDED
                                            YEAR ENDED DECEMBER 31,         FROM         FROM      DECEMBER 31,      MARCH 31,
                                         ------------------------------   1/1/96 TO    8/6/96 TO   ------------   ---------------
                                           1993       1994       1995      8/5/96      12/31/96        1997        1997     1998
                                         --------   --------   --------   ---------    ---------   ------------   ------   ------
                                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $1,763.5   $1,897.5   $1,992.6   $1,147.9      $849.5       $1,968.8     $491.2   $500.8
Cost of sales..........................   1,326.8    1,434.0    1,501.0      870.7       629.4        1,458.2      363.8    379.0
Restructuring charge(2)................        --         --         --         --          --           14.5         --       --
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Gross profit.........................     436.7      463.5      491.6      277.2       220.1          496.1      127.4    121.8
Selling, general and administrative
  expenses(3)..........................     368.5      386.8      397.8      222.2       147.4          350.9       87.2     90.8
Restructuring charge(2)................        --         --         --         --          --           44.0         --       --
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Operating profit.....................      68.2       76.7       93.8       55.0        72.7          101.2       40.2     31.0
Interest expense.......................      82.7       87.1       94.8       52.7        34.2           78.8       20.1     18.1
Other, net(4)..........................       3.2        7.3        8.2        3.5         7.8           19.4        3.6      4.7
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Income (loss) before income taxes and
    extraordinary item.................     (17.7)     (17.7)      (9.2)      (1.2)       30.7            3.0       16.5      8.2
Income taxes...........................       8.0        6.1        7.0        6.8        16.2           13.8        9.0      3.4
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Income (loss) before extraordinary
    item...............................     (25.7)     (23.8)     (16.2)      (8.0)       14.5          (10.8)       7.5      4.8
Extraordinary item(5)..................        --         --         --         --          --          (11.6)        --       --
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Net income (loss)....................     (25.7)     (23.8)     (16.2)      (8.0)       14.5          (22.4)       7.5      4.8
Preferred dividends....................        --         --         --         --        (6.6)         (17.2)      (4.1)    (3.8)
                                         --------   --------   --------   --------      ------       --------     ------   ------
  Net income (loss) available to common
    stockholders.......................  $  (25.7)  $  (23.8)  $  (16.2)  $   (8.0)     $  7.9       $  (39.6)    $  3.4   $  1.0
                                         ========   ========   ========   ========      ======       ========     ======   ======
PRO FORMA STATEMENT OF OPERATIONS DATA
  (UNAUDITED)(6):
Interest expense.......................                                                              $   33.4              $  5.9
Other, net.............................                                                                  13.8                 3.3
Net income.............................                                                                  23.5                14.0
Net income available to common
  stockholders.........................                                                                  22.2                13.7
Basic income per common share..........
Weighted average shares outstanding....
Diluted income per common share(7).....
Weighted average shares outstanding,
  assuming dilution(7).................
OTHER FINANCIAL DATA:
EBITDA(8)..............................  $  132.6   $  139.5   $  160.1   $   91.8      $ 87.7       $  178.1     $ 49.8   $ 40.3
EBITDA margin..........................       7.5%       7.4%       8.0%       8.0%       10.3%           9.0%      10.1%     8.0%
Adjusted EBITDA(9).....................  $  132.6   $  139.5   $  160.1   $   91.8      $ 87.7       $  198.5     $ 49.8   $ 51.8
Adjusted EBITDA margin.................       7.5%       7.4%       8.0%       8.0%       10.3%          10.1%      10.1%    10.3%
Adjusted operating profit(9)...........  $   68.2   $   76.7   $   93.8   $   55.0      $ 72.7       $  159.7     $ 40.2   $ 42.5
Adjusted operating profit margin.......       3.9%       4.0%       4.7%       4.8%        8.6%           8.1%       8.2%     8.5%
Depreciation and amortization(10)......  $   66.8   $   66.4   $   67.9   $   39.3      $ 15.5       $   38.4     $ 10.5   $  9.8
Capital expenditures...................      75.1       68.8       61.0       16.5        14.1           33.0        3.9      7.7
Fabric sample book expenditures........      14.2       14.1       15.0        9.2         3.3           14.3        3.5      3.8

                                                                                                          PRO FORMA
                                                                                                       AS ADJUSTED(6)
                                                                                 AS OF MARCH 31,       AS OF MARCH 31,
                                                                              ----------------------   ---------------
                                                                                1997        1998            1998
                                                                              --------   -----------   ---------------
BALANCE SHEET DATA (UNAUDITED):
Working capital(11)............                                               $  482.9    $  408.2        $  439.2
Total assets...................                                                1,196.1     1,124.8         1,113.6
Total debt.....................                                                  738.1       672.1           343.0
Total liabilities..............                                                1,048.5     1,035.8           675.8
Mandatorily redeemable
  preferred stock..............                                                  130.6       122.4             8.3
Stockholders' equity...........                                                   17.0       (33.4)          429.5

---------------

 1. Furnishings International Inc. acquired the Masco Home Furnishings Group, the Predecessor, as of August 5, 1996.
 2. As a result of LifeStyle's evaluation of its global manufacturing and distribution base, LifeStyle incurred a $58.5 million charge in 1997 to rationalize and restructure its worldwide operations principally focusing on its Universal business unit. See Note 7 to the Financial Statements.
 3. Included in selling, general and administrative expenses of the Predecessor are general corporate expenses which represent certain corporate staff support and administrative services provided by Masco. These expenses, which were charged to the Predecessor by Masco, consisted of $10.5 million, $12.7 million and $16.0 million in 1993 through 1995, respectively, and $9.4 million for the period January 1, 1996 to August 5, 1996.
 4. Other, net includes receivables securitization costs of $4.4 million, $9.8 million, $2.5 million and $2.4 million and amortization of deferred financing costs of $1.7 million, $3.9 million, $1.2 million and $0.5 million for the period August 6, 1996 to December 31, 1996, the year ended December 31, 1997, the three months ended March 31, 1997, and the three months ended March 31, 1998, respectively. Other, net also includes the equity loss of Simmons, a separately managed and operated business which was spun off from LifeStyle on June 30, 1998. See Notes 2 and 14 to the Financial Statements.
 5. An extraordinary loss of $19.4 million ($11.6 million net of tax) was recorded in connection with the August 1997 replacement of LifeStyle's former revolving credit facility, Tranche A term loan and Tranche B term loan with LifeStyle's current $400.0 million senior secured revolving credit facility. The loss consisted of the write-off of unamortized deferred financing costs related to the early extinguishment of debt.
 6. The Pro Forma Statement of Operations and Pro Forma As Adjusted Balance Sheet data include adjustments giving effect to the Simmons Spin-off, the Reorganization, the Offerings and the application of the net proceeds therefrom as if each such transaction had occurred on January 1, 1997, in the case of the pro forma statement of operations data, and March 31, 1998, in the case of the pro forma balance sheet data. For additional information related to the pro forma adjustments and underlying assumptions, see the notes to the Unaudited Pro Forma Financial Information.
 7. The Series B and Series C Convertible Preferred Stock and unvested management stock are considered common stock equivalents for purposes of computing diluted income per common share.

                                         (footnotes continued on following page)

 8. EBITDA is defined as net income (loss) before interest expense, receivables securitization costs, income taxes, depreciation and amortization expense (including amortization of fabric sample book expenditures), extraordinary items, equity losses in Simmons, and certain other non-cash charges and is computed as follows:

                                                        PREDECESSOR                                  LIFESTYLE
                                            ------------------------------------   ----------------------------------------------
                                                                        PERIOD      PERIOD      YEAR ENDED    THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,      FROM        FROM      DECEMBER 31,        MARCH 31,
                                            ------------------------   1/1/96 TO   8/6/96 TO   ------------   -------------------
                                             1993     1994     1995     8/5/96     12/31/96        1997       1997       1998
                                            ------   ------   ------   ---------   ---------   ------------   -----   -----------
                                                                                                                  (UNAUDITED)
      Net income (loss)..................   $(25.7)  $(23.8)  $(16.2)    $(8.0)      $14.5        $(22.4)     $ 7.5      $ 4.8
      Interest expense...................     82.7     87.1     94.8      52.7        34.2          78.8       20.1       18.1
      Income taxes.......................      8.0      6.1      7.0       6.8        16.2          13.8        9.0        3.4
      Depreciation and amortization......     66.8     66.4     67.9      39.3        15.5          38.4       10.5        9.8
      Extraordinary item.................       --       --       --        --          --          11.6         --         --
      Receivables securitization costs...       --       --       --        --         4.4           9.8        2.5        2.4
      Equity loss in Simmons.............       --       --       --        --         1.5           3.4        0.8        0.9
      Other non-cash.....................      0.8      3.7      6.6       1.0         1.4          44.7(a)    (0.6)       0.9
                                            ------   ------   ------     -----       -----        ------      -----      -----
          EBITDA.........................   $132.6   $139.5   $160.1     $91.8       $87.7        $178.1      $49.8      $40.3
                                            ======   ======   ======     =====       =====        ======      =====      =====

---------------
    (a) The $44.7 million non-cash item in 1997 includes a non-cash restructuring charge of $38.1 million, a non-cash loss on foreign currency remeasurement of $7.0 million and certain other non-cash items.

        LifeStyle believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies.
 9. Adjusted EBITDA for 1997 excludes the $20.4 million cash portion of the restructuring charges and adjusted operating profit for 1997 excludes the $58.5 million of restructuring charges. Adjusted EBITDA and adjusted operating profit for the three months ended March 31, 1998 exclude $9.0 million of transition costs related to the restructuring and reengineering initiatives and $2.5 million of costs related to the computer system implementation at The Robert Allen Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
10. Depreciation and amortization includes depreciation of property and equipment, amortization of fabric sample books and amortization of deferred financing costs.
11. Working capital is defined as total current assets (excluding cash and cash investments and deferred taxes) less total current liabilities (excluding current maturities of long-term debt).

                                         (footnotes continued on following page)

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this Prospectus before deciding to invest in shares of Class A Common Stock.

HIGHLY COMPETITIVE INDUSTRY

     The home furnishings industry is highly competitive and includes a large number of domestic and foreign manufacturers. No company has a dominant position in the industry. Competition in our industry is generally based on product quality, brand name recognition, price, timeliness of delivery and service. Companies in our industry are increasingly importing lower priced, foreign-made home furnishings for sale in the U.S. In addition, certain of our competitors may have greater financial and other resources than we do and may have greater sales or brand recognition than we do in particular industry segments. See "Business -- Competition."

ECONOMIC AND INDUSTRY CONDITIONS

     Our sales could be adversely affected by unfavorable economic conditions. We believe that our industry is significantly influenced by economic conditions generally, and particularly by consumer behavior and confidence, personal discretionary spending, housing activity, interest rates, credit availability and demographics. Purchases of home furnishings and home furnishing fabrics may decline during recessionary periods. In addition, prices that consumers are willing to pay for our products will likely be lower during economic downturns. A deterioration in existing economic conditions could therefore have a material adverse effect on our business.

     Likewise, if any of our major retail customers discontinued its purchases of or failed to make payments for our products, this could negatively affect our business. In addition, our retail customers operate in a highly competitive environment and could face financial difficulties in the event of, for example, a downturn in general economic conditions.

     Our success also depends on our ability to anticipate and respond to consumer demand. We must identify and respond to changing consumer preferences with respect to home furnishings and home furnishing fabrics. If we were to misjudge either the market for our merchandise or our customers' purchasing needs, we would be compelled to reduce prices on our inventory or, in the worst case, would be left with unsold inventory. Either of these developments could have a material adverse effect on our company.

IMPLEMENTATION OF BUSINESS STRATEGY

     In addition to rationalizing our existing production capacities, we are in the early stages of implementing "short-cycle" management methodologies, which includes reengineering manufacturing processes and incorporating technology into product design and business processes. Our business strategy targets extensive improvement in efficiency throughout our company. This reengineering conversion of our manufacturing processes necessarily causes dislocations in production at our plants during the transition period. We expect the benefits of our reengineering strategy to outweigh these shorter term costs, but investors should note that our recent financial performance has been adversely affected by these interruptions and recognize that we expect production inefficiencies to continue during the remainder of the reengineering implementation period. If we are unable to implement short-cycle management according to our current timetable, or if these methodologies do not yield the anticipated benefits, this could have a material adverse effect on our business.

     As part of our reengineering efforts, we are incorporating software systems into product design and business systems. This could cause interruptions in our production processes or result in delays which adversely affect our business.

FOREIGN OPERATIONS

     We conduct an important part of our manufacturing operations in Canada, China, Hong Kong, Indonesia, Malaysia, the Philippines, Taiwan, Thailand and several European countries. Changes in currency values, inflation, the prevailing political and economic climate, relations with the U.S., tariffs and other trade barriers and the general economic climate in these countries may adversely affect our results.

PRICE OF AND ACCESS TO RAW MATERIALS

     The principal raw materials we use in manufacturing and distributing our products include lumber, finishing products (stains, sealants and lacquers), glue, steel, leather, cotton, wool, synthetic and vinyl fabrics, polyester batting and polyurethane foam. We purchase our raw materials from a number of domestic and foreign suppliers. Although we believe that there is an adequate number of alternative suppliers available, and we have ongoing relationships with numerous suppliers of raw materials, we cannot be sure that we will continue to have available necessary raw materials at current prices. If the prices of raw materials increase, or if their availability is restricted, either of these developments could have a material adverse effect on our business. If the price of raw materials increases, we cannot be sure that market and competitive conditions will allow us to increase prices for our products on a timely basis. See "Business -- Raw Materials and Suppliers."

DEPENDENCE ON KEY PERSONNEL

     We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. If key members of our senior management team become unable or unwilling to continue in their present positions, our company's financial results could be adversely affected. We believe that the future success of our company will depend, in large part, on our continued ability to attract and retain highly skilled and qualified personnel. See "Management."

LABOR

     Very few of our employees are currently members of labor unions. Although we do not anticipate a rise in labor union participation at our production facilities, increased labor organization activities or increased labor union participation could adversely affect our business.

     Due to the complex workmanship required to produce quality home furnishings, we rely upon the work product of more than 30,000 employees worldwide. Labor costs are a significant element of the total expenditure involved in our manufacturing process. An increase in the costs of labor could therefore have a material adverse effect on our business.

ENVIRONMENTAL MATTERS AND GOVERNMENTAL REGULATIONS

     Our business is subject to comprehensive and frequently changing federal, state, local and foreign environmental and worker health and safety laws and regulations. Breaches of such laws or regulations can result in the imposition of fines and penalties (any of which may be material) or the cessation of operations of the affected facility. We expect that we will have to spend money in the future to comply with current and future such laws and regulations.

     Environmental laws and regulations govern the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes and the clean-up of contamination in soil or groundwater. Under such laws and regulations, current and prior owners of property or businesses may be liable without regard to fault or knowledge about the cause of the liability. We have been and will continue to be required to spend money to investigate and remedy environmental issues at properties which we now own or operate or at which we dispose of hazardous waste. In addition, we may have to spend money for investigating and remedying environmental conditions at properties which we owned or operated or at which we disposed of hazardous waste in the past. Environmental conditions at these properties could also lead to claims for personal injury, property damage or damages to natural resources.

     Based on currently available information, we believe that our expenditures related to environmental matters will not have a material adverse effect on our earnings, operating expenses or financial position. However, we cannot be sure that material costs or liabilities related to environmental matters will not arise for our business in the future. See "Business -- Environmental Matters and Governmental Regulations."

CONTROL BY PRINCIPAL STOCKHOLDERS

     399, Masco, the management stockholders and certain other institutional investors and related individuals are parties to the Stockholders Agreement. After the Offerings, the parties to the Stockholders Agreement will together own
approximately      % of the Class A Common Stock (or      % on a diluted basis
assuming the conversion of all convertible stock and vesting of all management stock). After the Offerings, the parties to the Stockholders Agreement will have the power to control our Board of Directors and thereby determine our company's policies. The interests of the stockholders that are party to the Stockholders Agreement may conflict with the interests of certain other of our stockholders. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions -- Stockholders Agreement."

     Class A Common Stock is the only class of stock of our company which has voting rights. Each share of Class B Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock is convertible at any time, subject to certain restrictions, into one share of Class A Common Stock. If all of the shares of Class B Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock outstanding were converted to shares of Class A Common Stock, the voting power of any Class A Common Stock you purchase in the Offerings would decrease. If all currently outstanding shares of Class B Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock were converted to Class A Common Stock immediately after the Offerings, the parties to the Stockholders Agreement would own
approximately      % of the outstanding Class A Common Stock. See "Description of Capital Stock -- Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Class A Common Stock could drop as a result of sales of a large number of shares of Class A Common Stock in the market after the Offerings, or the perception that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of Class A Common Stock.

     After the Reorganization and the Offerings, there will be outstanding
               shares of Class A Common Stock,           shares of Class B
Common Stock,           shares of Series B Convertible Preferred Stock and
               shares of Series C Convertible Preferred Stock. The shares of Class A Common Stock sold in the Offerings will be freely transferable without restriction, except for any shares acquired by an "affiliate" of LifeStyle. Of the remaining shares of Class A Common Stock outstanding or issuable upon conversion of Class B Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, only those shares held for less than two years or held by "affiliates" will be "restricted securities" as defined in Rule 144 under the Securities Act of 1933. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act of 1933.

     Investors who have signed the Stockholders Agreement have certain registration rights with respect to their Common Stock. See "Certain Relationships and Related Transactions -- Registration Rights Agreement." If these investors should sell a substantial amount of their Common Stock, the market price of the Class A Common Stock could drop. We, our executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to sell any shares of the Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). See "Shares Eligible for Future Sale."

POSSIBLE VOLATILITY OF STOCK PRICE

     The price at which the Class A Common Stock will trade will depend upon a number of factors, including, but not limited to, our historical and anticipated quarterly and annual operating results, variations between such results and analyst and investor expectations, announcements by our company or others and developments affecting our business, investor perceptions of our company and comparable public companies, changes in the industries in which we operate or in the industries of our significant customers, and general market and economic conditions. Some of these factors are beyond our control. Investors in the Class A Common Stock should be aware that the stock market has from time to time experienced extreme price and volume fluctuations.

ABSENCE OF DIVIDENDS

     We do not expect to pay any cash dividends in the near term. Our current financing documents contain provisions which restrict the payment of dividends. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE

     Before the Offerings, there has not been a public market for the Class A Common Stock. We will apply to the New York Stock Exchange to list the Class A Common Stock on such exchange, but we do not know whether active trading in the Class A Common Stock will develop and continue after the Offerings. We will determine the initial public offering price for the shares of Class A Common Stock through negotiations with the Underwriters. You may not be able to resell your shares at or above the initial public offering price. See "Underwriting."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of our certificate of incorporation and by-laws may make it more difficult for an outside party to take control of our company, even if the change of control would be favorable for stockholders. Under our certificate of incorporation, we may issue preferred stock without the approval of stockholders. Our certificate of incorporation divides our company's directors into three classes. The directors in each class serve three-year terms until their successors are elected. The initial terms of the directors in office at the time of the Offerings will expire at the 1999, 2000 and 2001 annual stockholders meetings, depending upon the particular class in which each director is placed. Our certificate of incorporation also provides that only the chairman of the board or a majority of the total number of directors of our company then in office may call a special stockholders meeting. At special meetings, stockholders may only conduct business that is brought before the meeting by our chairman of the board or a majority of the total number of our directors then in office. Subject to certain exceptions, the board of directors may postpone and reschedule any previously scheduled special meeting of stockholders. These provisions of our certificate of incorporation could make it more difficult for a third party to take control of our company. See "Description of Capital Stock -- Certain Corporate Governance Matters."

DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of the outstanding Common Stock immediately after the Offerings. Accordingly, if you purchase Class A Common Stock in the
Offerings, you will incur immediate dilution of $          in the net tangible
book value per share of the Common Stock from the price you pay for Class A Common Stock.

YEAR 2000 ISSUES

     Year 2000 issues are the result of computer programs that were written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other material adverse consequences, a temporary inability to process transactions or engage in similar normal business activities.

     Each of our subsidiaries has evaluated its computerized systems on an internal basis, and is making corrective plans where required. Such evaluations covered all financial and operational systems, and we have begun to make the necessary changes. We have also contracted with an external computer systems consultant to conduct a review of all of our computer systems and to issue a report on the necessary compliance measures. In order to determine the effect on our company if a supplier or customer failed to resolve its own Year 2000 issues, we are communicating with our suppliers and customers about the compliance of their own systems. We cannot be sure that the failure of a customer or supplier to be Year 2000 compliant will not have a material adverse effect on our own business. During 1997, we began implementing a company-wide, Oracle-based software platform that is designed to be Year 2000 compliant. We intend to complete the final assessment and development of the corrective action plans during 1998 and our conversion efforts, which began in 1997, are expected to continue during 1998 and 1999.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," in addition to certain statements contained elsewhere in this Prospectus, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Our actual results could differ materially from those anticipated by any such forward-looking statements as a result of certain factors, including matters discussed in this "Risk Factors" section. We cannot be sure that the future results covered by forward-looking statements will be achieved.

                                USE OF PROCEEDS

     The net proceeds to LifeStyle from the U.S. Offering and the International Offering (together, the "Offerings") are estimated to be approximately
$          million, based on an assumed initial offering price of $     per
share (the midpoint of the range of the initial public offering price set forth
on the cover page of this Prospectus) (approximately $          million if the
Underwriters' over-allotment options are exercised in full), after deducting underwriting discounts and estimated expenses payable by LifeStyle. The net proceeds from the Offerings will be used to repay the payment-in-kind debt owed to Masco incurred in connection with the acquisition of the Predecessor in August 1996 (the "PIK Debt"), in an aggregate principal amount of $334.1 million plus accrued interest of $11.6 million, as of March 31, 1998. The PIK Debt bears interest at the rate of 12% per annum and matures on August 5, 2008. The remaining proceeds from the Offerings, if any, will be used for other corporate purposes.

                                    DILUTION

     As of March 31, 1998, the net tangible book value of LifeStyle adjusted for the Simmons Spin-off and the Reorganization (other than the PIK Debt Repayment
and the Tender Offer) was $65.7 million, or $       per share of Common Stock on
a diluted basis (assuming conversion of all convertible stock and vesting of all management stock). Net tangible book value per share represents LifeStyle's net worth less intangible assets of $15.5 million, divided by the total number of diluted shares of Common Stock outstanding. After giving effect to the sale by
LifeStyle of                shares of Class A Common Stock pursuant to the
Offerings and giving effect to the application of the estimated net proceeds therefrom, the pro forma net tangible book value of LifeStyle as of March 31,
1998 would have been $429.5 million, or $     per share of Common Stock on a
diluted basis. Such amount represents an immediate increase in pro forma net
tangible book value of $          per share to LifeStyle's existing stockholders
and immediate dilution to new investors of $     per share of Class A Common
Stock. The following table illustrates the dilution per share to new investors:

Assumed initial public offering price per share.............            $
  Net tangible book value per share before the Offerings at
     March 31, 1998.........................................  $
  Increase per share attributable to new investors..........
                                                              ------
Pro forma net tangible book value per share after the
  Offerings.................................................
                                                                        ------
Dilution per share to new investors.........................            $
                                                                        ======

     The following table sets forth on a diluted basis, as of March 31, 1998 and after giving effect to the Simmons Spin-off and the Reorganization, the number and percentage of total outstanding shares of Class A Common Stock purchased, the total consideration and percentage of total consideration paid and the weighted average price paid per share by existing stockholders and by purchasers of the Class A Common Stock offered hereby. The calculations in this table with respect to Class A Common Stock to be purchased by new investors in the
Offerings reflect an assumed initial public offering price of $     per share
(the midpoint of the range of the initial public offering price set forth on the cover page of this Prospectus).

                                            SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                           -------------------    -------------------    PRICE PER
                                            NUMBER     PERCENT     AMOUNT     PERCENT      SHARE
                                           --------    -------    --------    -------    ---------
Existing stockholders....................                   %     $                %     $
New investors............................
                                           --------      ---      --------      ---
          Total..........................                   %     $                %
                                           ========      ===      ========      ===

                                DIVIDEND POLICY

     LifeStyle currently intends to retain future earnings for the development of its business, and does not anticipate paying cash dividends on its Common Stock in the near term. LifeStyle's future dividend policy will be determined by its Board of Directors on the basis of various factors, including LifeStyle's results of operations, financial condition, capital requirements and investment opportunities. In addition, LifeStyle's current financing documents restrict the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of LifeStyle as of March 31, 1998 (i) as adjusted for the Simmons Spin-off and the Reorganization (except for the PIK Debt Repayment and the Tender Offer) and (ii) on a pro forma basis, as adjusted, after giving effect to (A) the Reorganization (including the PIK Debt Repayment and the Tender Offer) and (B) the Offerings and the application of the net proceeds therefrom. This table should be read in conjunction with the "Selected Historical and Unaudited Pro Forma Financial Data," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                                      MARCH 31, 1998
                                                                --------------------------
                                                                                PRO FORMA
                                                                AS ADJUSTED    AS ADJUSTED
                                                                -----------    -----------
                                                                  (DOLLARS IN MILLIONS)
Long-term debt, current.....................................      $  1.4         $  1.4
                                                                  ======         ======
LONG-TERM DEBT (EXCLUDING CURRENT PORTION THEREOF):
  Credit Facility(1)(2).....................................      $138.8         $340.0
  Subordinated Notes(1).....................................       200.0             --
  PIK Debt..................................................       334.1             --
  Other borrowings..........................................         1.6            1.6
                                                                  ------         ------
          Total long-term debt..............................       674.5          341.6
Mandatorily redeemable preferred stock......................         8.3            8.3
STOCKHOLDERS' EQUITY (DEFICIT):
  Common Stock, $.01 par value, consisting of:
     Class A Common Stock;      authorized shares;
      issued, as adjusted;      issued, pro forma as
      adjusted..............................................
     Class B Common Stock;      authorized shares;
      issued................................................
  Preferred Stock $.01 par value, consisting of:
     Series B Convertible Preferred Stock;      authorized
      shares;      issued...................................
     Series C Convertible Preferred Stock;      authorized
      shares;      issued...................................
  Additional paid-in capital................................       116.4          493.9
  Retained deficit..........................................       (25.5)         (54.7)
  Foreign currency translation..............................        (9.7)          (9.7)
                                                                  ------         ------
          Total stockholders' equity........................        81.2          429.5
                                                                  ------         ------
          Total capitalization(3)...........................      $764.0         $779.4
                                                                  ======         ======

---------------
(1) Pro forma as adjusted amounts for the Credit Facility and the 10 7/8% Senior Subordinated Notes due 2006 (the "Subordinated Notes") assume that all of the Subordinated Notes are repurchased by LifeStyle in connection with the Tender Offer using borrowings under the Credit Facility.

(2) On a pro forma as adjusted basis as of March 31, 1998, LifeStyle had $47.2 million of additional borrowings available under the Credit Facility.

(3) LifeStyle also maintains a receivables facility pursuant to which a syndicate of banks and other financial institutions purchases senior interests in the assets of a master trust. The assets of the master trust consist of substantially all domestic trade receivables generated by LifeStyle. As of March 31, 1998, $150.0 million of senior interests in the master trust had been sold to the participants in the facility.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated balance sheet of LifeStyle as of March 31, 1998 gives effect to the Simmons Spin-off, the Reorganization, the Offerings and the application of the net proceeds therefrom as if they had occurred on such date. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and for the three months ended March 31, 1998 give effect to such transactions as if they had occurred on January 1, 1997.

     The unaudited pro forma consolidated balance sheet and statements of operations are based on the historical consolidated financial statements of LifeStyle and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma consolidated statements of operations do not purport to represent what LifeStyle's results of operations would have been if the transactions described above had occurred as of the dates indicated or what results will be for any future periods. The unaudited pro forma financial information is based upon assumptions that LifeStyle believes are reasonable and should be read in conjunction with the Financial Statements included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1998
                                 (IN MILLIONS)

                                                                                 PRO FORMA       PRO FORMA
                                     HISTORICAL   ADJUSTMENTS     AS ADJUSTED   ADJUSTMENTS     AS ADJUSTED
                                     ----------   -----------     -----------   -----------     -----------
ASSETS:
Current assets:
  Cash and cash investments........   $   10.8      $    --        $   10.8       $    --        $   10.8
  Trade receivables................       69.6           --            69.6            --            69.6
  Investment in receivables
     trust.........................       63.4           --            63.4            --            63.4
  Other accounts receivable........       19.7           --            19.7            --            19.7
  Inventories......................      496.7           --           496.7            --           496.7
  Prepaid expenses.................       37.2           --            37.2            --            37.2
  Deferred income taxes............       38.5           --            38.5            --            38.5
                                      --------      -------        --------       -------        --------
          Total current assets.....      735.9           --           735.9            --           735.9
Property and equipment, net........      341.4           --           341.4            --           341.4
Other assets.......................       47.5          4.3(a)         51.8         (15.5)(d)        36.3
                                      --------      -------        --------       -------        --------
          Total assets.............   $1,124.8      $   4.3        $1,129.1       $ (15.5)       $1,113.6
                                      ========      =======        ========       =======        ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT):
Current liabilities:
  Long-term debt, current..........   $    1.4      $    --        $    1.4       $    --        $    1.4
  Accounts payable.................      136.1           --           136.1            --           136.1
  Accrued liabilities..............      142.2           --           142.2         (30.9)(e)       111.3
                                      --------      -------        --------       -------        --------
          Total current
            liabilities............      279.7           --           279.7         (30.9)          248.8
Long-term debt.....................      670.7          3.8(b)        674.5        (332.9)(f)(g)     341.6
Deferred income taxes..............       31.3           --            31.3            --            31.3
Other long-term liabilities........       54.1           --            54.1            --            54.1
                                      --------      -------        --------       -------        --------
          Total liabilities........    1,035.8          3.8         1,039.6        (363.8)          675.8
                                      --------      -------        --------       -------        --------
Mandatorily redeemable preferred
  stock............................      122.4       (114.1)(b)         8.3            --             8.3
Stockholders' equity (deficit).....      (33.4)       114.6(c)         81.2         348.3(h)        429.5
                                      --------      -------        --------       -------        --------
          Total liabilities and
            stockholders' equity
            (deficit)..............   $1,124.8      $   4.3        $1,129.1       $ (15.5)       $1,113.6
                                      ========      =======        ========       =======        ========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Reflects the elimination of the net investment in Simmons, which was spun off on June 30, 1998.

(b) As part of the Reorganization, the Series A-1 Preferred Stock will be exchanged for shares of Series B and Series C Convertible Preferred Stock, and LifeStyle will pay accrued and unpaid dividends of $3.8 million on both the Series A-1 and Series A-2 Preferred Stock using borrowings available under the Credit Facility. As of March 31, 1998, Series A-1 Preferred Stock with a liquidation preference of $110.3 million (plus accrued dividends) was outstanding.

(c) The increase in as adjusted stockholders' equity (deficit) results from the exchange of Series A-1 Preferred Stock and the elimination of the net investment in Simmons.

(d) Reflects the elimination of unamortized deferred financing costs related to the repurchase of the Subordinated Notes in the Tender Offer.

(e) The reduction in accrued liabilities reflects the payment of accrued interest on the PIK Debt ($11.6 million) and Subordinated Notes ($3.6 million), combined with the tax benefit associated with the extraordinary loss to be recognized in connection with the Tender Offer.

(f) Represents payment of the PIK Debt using the net proceeds of the Offerings, with an outstanding principal balance of $334.1 million as of March 31, 1998.

(g) In connection with the Offerings, LifeStyle intends to commence the Tender Offer to repurchase all of the $200.0 million principal amount of the Subordinated Notes, at an assumed premium and assuming that all Subordinated Notes are tendered, using borrowings available under the Credit Facility.

(h) The increase in pro forma stockholders' equity (deficit) results from the application of net proceeds from the Offerings offset by the extraordinary loss to be recognized in connection with the Tender Offer.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA
                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
Net sales.................................................   $  500.8       $   --        $500.8
Cost of sales.............................................      379.0           --         379.0
                                                             --------       ------        ------
  Gross profit............................................      121.8           --         121.8
Selling, general and administrative expenses..............       90.8           --          90.8
                                                             --------       ------        ------
  Operating profit........................................       31.0           --          31.0
Other expense, net:
  Interest expense........................................       18.1        (12.2)(a)       5.9
  Other, net..............................................        4.7         (1.4)(b)       3.3
                                                             --------       ------        ------
                                                                 22.8        (13.6)          9.2
                                                             --------       ------        ------
Income before income taxes................................        8.2         13.6          21.8
Income taxes..............................................        3.4          4.4(c)        7.8
                                                             --------       ------        ------
  Net income..............................................        4.8          9.2          14.0
Preferred dividends.......................................       (3.8)         3.5(d)       (0.3)
                                                             --------       ------        ------
  Net income available to common stockholders.............   $    1.0       $ 12.7        $ 13.7
                                                             ========       ======        ======

Basic income per common share.............................   $   2.12
Weighted average common shares............................    484,752
Diluted income per common share...........................   $   1.12
Weighted average common shares, assuming dilution.........    919,207

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                            PRO FORMA
                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Net sales..................................................   $1,968.8       $   --       $1,968.8
Cost of sales..............................................    1,458.2           --        1,458.2
Restructuring charge.......................................       14.5           --           14.5
                                                              --------       ------       --------
  Gross profit.............................................      496.1           --          496.1
Selling, general and administrative expenses...............      350.9           --          350.9
Restructuring charge.......................................       44.0           --           44.0
                                                              --------       ------       --------
  Operating profit.........................................      101.2           --          101.2
Other expense, net:
  Interest expense.........................................       78.8        (45.4)(a)       33.4
  Other, net...............................................       19.4         (5.6)(b)       13.8
                                                              --------       ------       --------
                                                                  98.2        (51.0)          47.2
                                                              --------       ------       --------
Income before income taxes and extraordinary item..........        3.0         51.0           54.0
Income taxes...............................................       13.8         16.7(c)        30.5
                                                              --------       ------       --------
  Income (loss) before extraordinary item..................      (10.8)        34.3           23.5
Extraordinary item.........................................      (11.6)        11.6(e)          --
                                                              --------       ------       --------
  Net income (loss)........................................      (22.4)        45.9           23.5
Preferred dividends........................................      (17.2)        15.9(d)        (1.3)
                                                              --------       ------       --------
  Net income (loss) available to common stockholders.......   $  (39.6)      $ 61.8       $   22.2
                                                              ========       ======       ========

Basic income (loss) per common share before extraordinary
  item.....................................................   $ (58.95)
Weighted average common shares.............................    474,650
Diluted income (loss) per common share before extraordinary
  item.....................................................   $ (58.95)
Weighted average common shares, assuming dilution..........    474,650

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a) Represents elimination of interest expense related to the PIK Debt and the Subordinated Notes, partially offset by interest expense on increased borrowings under LifeStyle's Credit Facility. The pro forma impact on interest expense is as follows:

                                               YEAR ENDED        THREE MONTHS ENDED
                                            DECEMBER 31, 1997      MARCH 31, 1998
                                            -----------------    ------------------
Elimination of PIK Debt interest..........       $(36.5)               $(10.0)
Elimination of interest on the
  Subordinated Notes......................        (21.8)                 (5.4)
Increase in interest on Credit Facility...         12.9                   3.2
                                                 ------                ------
                                                 $(45.4)               $(12.2)
                                                 ======                ======

(b) Reflects elimination of amortization of deferred financing costs related to the Subordinated Notes to be repurchased in the Tender Offer ($2.2 million for the year ended December 31, 1997 and $0.5 million for the three months ended March 31, 1998) and the elimination of the net loss of Simmons which was spun off on June 30, 1998 ($3.4 million for the year ended December 31, 1997 and $0.9 million for the three months ended March 31, 1998.)

(c) Reflects tax effect of pro forma adjustments, excluding the net loss of Simmons, calculated using the federal statutory tax rate of 35%.

(d) Reflects elimination of accrual of dividends on the Series A-1 Preferred Stock, which will be exchanged for shares of Series B and Series C Convertible Preferred Stock.

(e) Reflects elimination of extraordinary item incurred in connection with the August 1997 refinancing of the Credit Facility.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table presents as of the dates and for the periods indicated
(i) selected historical financial information of LifeStyle and (ii) pro forma financial information of LifeStyle, after giving effect to the Simmons Spin-off, the Reorganization, the Offerings and the application of the net proceeds therefrom. The historical financial information for each of the three years in the period ended December 31, 1995 and the period January 1, 1996 to August 5, 1996 has been derived from the audited combined financial statements of the Predecessor. The historical financial information for the period August 6, 1996 to December 31, 1996 and the year ended December 31, 1997 has been derived from the audited consolidated financial statements of LifeStyle. Such combined financial statements for the three years in the period ended December 31, 1995 and the period January 1, 1996 to August 5, 1996, as well as the consolidated financial statements for the period August 6, 1996 to December 31, 1996 and the year ended December 31, 1997 have been audited by PricewaterhouseCoopers LLP. The historical information for the three month periods ended March 31, 1997 and 1998 has been derived from the unaudited consolidated financial statements of LifeStyle included herein. In the opinion of management, the information for the three month periods ended March 31, 1997 and 1998 includes all material adjustments (consisting only of adjustments of a normal and recurring nature) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year. The pro forma information does not purport to represent what LifeStyle's results actually would have been if the Simmons Spin-off, the Reorganization and the Offerings had occurred at the dates indicated, nor does such information purport to project the results of LifeStyle for any future period. The selected historical and unaudited pro forma financial data should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Prospectus.

                                                 PREDECESSOR(1)                                     LIFESTYLE
                                   ------------------------------------------    ------------------------------------------------
                                             YEAR ENDED              PERIOD       PERIOD      YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31,              FROM         FROM      DECEMBER 31,         MARCH 31,
                                   ------------------------------   1/1/96 TO    8/6/96 TO   ------------   ---------------------
                                     1993       1994       1995      8/5/96      12/31/96        1997         1997         1998
                                   --------   --------   --------   ---------    ---------   ------------   --------     --------
                                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales........................  $1,763.5   $1,897.5   $1,992.6   $1,147.9     $  849.5      $1,968.8     $  491.2     $  500.8
Cost of sales....................   1,326.8    1,434.0    1,501.0      870.7        629.4       1,458.2        363.8        379.0
Restructuring charge(2)..........        --         --         --         --           --          14.5           --           --
                                   --------   --------   --------   --------     --------      --------     --------     --------
  Gross profit...................     436.7      463.5      491.6      277.2        220.1         496.1        127.4        121.8
Selling, general and
  administrative expenses(3).....     368.5      386.8      397.8      222.2        147.4         350.9         87.2         90.8
Restructuring charge(2)..........        --         --         --         --           --          44.0           --           --
                                   --------   --------   --------   --------     --------      --------     --------     --------
  Operating profit...............      68.2       76.7       93.8       55.0         72.7         101.2         40.2         31.0
Interest expense.................      82.7       87.1       94.8       52.7         34.2          78.8         20.1         18.1
Other, net(4)....................       3.2        7.3        8.2        3.5          7.8          19.4          3.6          4.7
                                   --------   --------   --------   --------     --------      --------     --------     --------
  Income (loss) before income
    taxes and extraordinary
    item.........................     (17.7)     (17.7)      (9.2)      (1.2)        30.7           3.0         16.5          8.2
Income taxes.....................       8.0        6.1        7.0        6.8         16.2          13.8          9.0          3.4
                                   --------   --------   --------   --------     --------      --------     --------     --------
  Income (loss) before
    extraordinary item...........     (25.7)     (23.8)     (16.2)      (8.0)        14.5         (10.8)         7.5          4.8
Extraordinary item(5)............        --         --         --         --           --         (11.6)          --           --
                                   --------   --------   --------   --------     --------      --------     --------     --------
Net income (loss)................     (25.7)     (23.8)     (16.2)      (8.0)        14.5         (22.4)         7.5          4.8
Preferred dividends..............        --         --         --         --         (6.6)        (17.2)        (4.1)        (3.8)
                                   --------   --------   --------   --------     --------      --------     --------     --------
Net income (loss) available to
  common stockholders............  $  (25.7)  $  (23.8)  $  (16.2)  $   (8.0)    $    7.9      $  (39.6)    $    3.4     $    1.0
                                   ========   ========   ========   ========     ========      ========     ========     ========
Basic income (loss) per common
  share before extraordinary
  item...........................                                                $  17.03      $ (58.95)    $   7.35     $   2.12
Weighted average shares
  outstanding....................                                                 465,134       474,650      466,748      484,752
Diluted income (loss) per common
  share before extraordinary
  item(6)........................                                                $   8.99      $ (58.95)    $   3.85     $   1.12
Weighted average shares
  outstanding, assuming
  dilution(6)....................                                                 881,355       474,650      890,672      919,207

                                                     PREDECESSOR(1)                                   LIFESTYLE
                                         ---------------------------------------    ---------------------------------------------
                                                 YEAR ENDED                                       YEAR ENDED       THREE MONTHS
                                                DECEMBER 31,            PERIOD       PERIOD      DECEMBER 31,    ENDED MARCH 31,
                                         --------------------------      FROM         FROM       ------------    ----------------
                                                                       1/1/96 TO    8/6/96 TO
                                          1993      1994      1995      8/5/96      12/31/96         1997        1997       1998
                                         ------    ------    ------    ---------    ---------    ------------    -----      -----
                                                                                                                   (UNAUDITED)
PRO FORMA STATEMENT OF OPERATIONS DATA
  (UNAUDITED)(7):
Interest expense.......................                                                             $ 33.4                  $ 5.9
Other, net.............................                                                               13.8                    3.3
Net income.............................                                                               23.5                   14.0
Net income available to common
  stockholders.........................                                                               22.2                   13.7
Basic income per common share..........
Weighted average shares outstanding....
Diluted income per common share(6).....
Weighted average shares outstanding,
  assuming dilution(6).................
OTHER FINANCIAL DATA:
EBITDA(8)..............................  $132.6    $139.5    $160.1      $91.8        $87.7         $178.1       $49.8      $40.3
EBITDA margin..........................     7.5%      7.4%      8.0%       8.0%        10.3%           9.0%       10.1%       8.0%
Adjusted EBITDA(9).....................  $132.6    $139.5    $160.1      $91.8        $87.7         $198.5       $49.8      $51.8
Adjusted EBITDA margin.................     7.5%      7.4%      8.0%       8.0%        10.3%          10.1%       10.1%      10.3%
Adjusted operating profit(9)...........  $ 68.2    $ 76.7    $ 93.8      $55.0        $72.7         $159.7       $40.2      $42.5
Adjusted operating profit margin.......     3.9%      4.0%      4.7%       4.8%         8.6%           8.1%        8.2%       8.5%
Depreciation and amortization(10)......  $ 66.8    $ 66.4    $ 67.9      $39.3        $15.5         $ 38.4       $10.5      $ 9.8
Capital expenditures...................    75.1      68.8      61.0       16.5         14.1           33.0         3.9        7.7
Fabric sample book expenditures........    14.2      14.1      15.0        9.2          3.3           14.3         3.5        3.8

                                     PREDECESSOR(1)                                        LIFESTYLE
                             ------------------------------    ------------------------------------------------------------------
                                                                                                                     PRO FORMA
                                                                                                                  AS ADJUSTED(7)
                                   AS OF DECEMBER 31,             AS OF DECEMBER 31,         AS OF MARCH 31,      AS OF MARCH 31,
                             ------------------------------    ------------------------   ---------------------   ---------------
                               1993       1994       1995        1996          1997         1997         1998          1998
                             --------   --------   --------    ---------   ------------   --------     --------   ---------------
                                                                                               (UNAUDITED)          (UNAUDITED)
BALANCE SHEET DATA:
Working capital(11)........  $  724.0   $  723.4   $  732.1    $  467.8      $  450.0     $  482.9     $  408.2      $  439.2
Total assets...............   1,853.5    1,907.5    1,903.9     1,185.5       1,138.8      1,196.1      1,124.8       1,113.6
Total debt.................      61.9       15.2       27.7       742.2         688.7        738.1        672.1         343.0
Total liabilities..........     295.9      274.4      282.9     1,042.9       1,029.8      1,048.5      1,035.8         675.8
Mandatorily redeemable
  preferred stock..........        --         --         --       126.6         142.8        130.6        122.4           8.3
Masco net investment and
  advances.................   1,557.6    1,633.1    1,621.0          --            --           --           --            --
Stockholders' equity.......        --         --         --        16.0         (33.8)        17.0        (33.4)        429.5

---------------

 1. Furnishings International Inc. acquired the Masco Home Furnishings Group, the Predecessor, as of August 5, 1996.

 2. As a result of LifeStyle's evaluation of its global manufacturing and distribution base, LifeStyle incurred a $58.5 million charge in 1997 to rationalize and restructure its worldwide operations principally focusing on its Universal business unit. See Note 7 to the Financial Statements.

 3. Included in selling, general and administrative expenses of the Predecessor are general corporate expenses which represent certain corporate staff support and administrative services provided by Masco. These expenses, which were charged to the Predecessor by Masco, consisted of $10.5 million, $12.7 million and $16.0 million in 1993 through 1995, respectively, and $9.4 million for the period January 1, 1996 to August 5, 1996.

 4. Other, net includes receivables securitization costs of $4.4 million, $9.8 million, $2.5 million and $2.4 million and amortization of deferred financing costs of $1.7 million, $3.9 million, $1.2 million and $0.5 million for the period August 6, 1996 to December 31, 1996, the year ended December 31, 1997, the three months ended March 31, 1997, and the three

                                         (footnotes continued on following page)
    months ended March 31, 1998, respectively. Other, net also includes the equity loss of Simmons, a separately managed and operated business which was spun off from LifeStyle on June 30, 1998. See Notes 2 and 14 to the Financial Statements.

 5. An extraordinary loss of $19.4 million ($11.6 million net of tax) was recorded in connection with the August 1997 replacement of LifeStyle's former revolving credit facility, Tranche A term loan and Tranche B term loan with LifeStyle's current $400.0 million senior secured revolving credit facility. The loss consisted of the write-off of unamortized deferred financing costs related to the early extinguishment of debt.

 6. The Series B and Series C Convertible Preferred Stock and unvested management stock are considered common stock equivalents for purposes of computing diluted income per common share.

 7. The Pro Forma Statement of Operations and Pro Forma As Adjusted Balance Sheet data include adjustments giving effect to the Simmons Spin-off, the Reorganization, the Offerings and the application of the net proceeds therefrom as if each such transaction had occurred on January 1, 1997, in the case of the pro forma statement of operations data, and March 31, 1998, in the case of the pro forma balance sheet data. For additional information related to the pro forma adjustments and underlying assumptions, see the notes to the Unaudited Pro Forma Financial Information.

 8. EBITDA is defined as net income (loss) before interest expense, receivables securitization costs, income taxes, depreciation and amortization expense (including amortization of fabric sample book expenditures), extraordinary items, equity losses in Simmons, and certain other non-cash charges and is computed as follows:

                                                           PREDECESSOR                                 LIFESTYLE
                                               ------------------------------------   -------------------------------------------
                                                                                                                   THREE MONTHS
                                                      YEAR ENDED           PERIOD      PERIOD      YEAR ENDED         ENDED
                                                     DECEMBER 31,           FROM        FROM      DECEMBER 31,      MARCH 31,
                                               ------------------------   1/1/96 TO   8/6/96 TO   ------------   ----------------
                                                1993     1994     1995     8/5/96     12/31/96        1997       1997       1998
                                               ------   ------   ------   ---------   ---------   ------------   -----      -----
                                                                                                                   (UNAUDITED)
      Net income (loss).....................   $(25.7)  $(23.8)  $(16.2)    $(8.0)      $14.5        $(22.4)     $ 7.5      $ 4.8
      Interest expense......................     82.7     87.1     94.8      52.7        34.2          78.8       20.1       18.1
      Income taxes..........................      8.0      6.1      7.0       6.8        16.2          13.8        9.0        3.4
      Depreciation and amortization.........     66.8     66.4     67.9      39.3        15.5          38.4       10.5        9.8
      Extraordinary item....................       --       --       --        --          --          11.6         --         --
      Receivables securitization costs......       --       --       --        --         4.4           9.8        2.5        2.4
      Equity loss in Simmons................       --       --       --        --         1.5           3.4        0.8        0.9
      Other non-cash........................      0.8      3.7      6.6       1.0         1.4          44.7(a)    (0.6)       0.9
                                               ------   ------   ------     -----       -----        ------      -----      -----
          EBITDA............................   $132.6   $139.5   $160.1     $91.8       $87.7        $178.1      $49.8      $40.3
                                               ======   ======   ======     =====       =====        ======      =====      =====

---------------

    (a) The $44.7 million non-cash item in 1997 includes a non-cash restructuring charge of $38.1 million, a non-cash loss on foreign currency remeasurement of $7.0 million and certain other non-cash items.

    LifeStyle believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies.

 9. Adjusted EBITDA for 1997 excludes the $20.4 million cash portion of the restructuring charges and adjusted operating profit for 1997 excludes the $58.5 million of restructuring charges. Adjusted EBITDA and adjusted operating profit for the three months ended March 31, 1998 exclude $9.0 million of transition costs related to the restructuring and reengineering initiatives and $2.5 million of costs related to the computer system implementation at The Robert Allen Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

10. Depreciation and amortization includes depreciation of property and equipment, amortization of fabric sample books and amortization of deferred financing costs.

11. Working capital is defined as total current assets (excluding cash and cash investments and deferred taxes) less total current liabilities (excluding current maturities of long-term debt).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements contained in this Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. LifeStyle's actual results could differ materially from those anticipated by any such forward-looking statements as a result of certain factors described herein, including matters discussed above under "Risk Factors." No assurance can be given that the future results covered by the forward looking statements will be achieved. The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Financial Statements.

GENERAL

     LifeStyle is the largest manufacturer and marketer of home furnishings (fine furniture, including decorative accessories, and decorative home furnishing fabrics) in the U.S., with 1997 net sales of nearly $2.0 billion. Fine furniture represented approximately 86% of LifeStyle's net sales in 1997 and decorative home furnishing fabrics represented approximately 14%.

     On August 5, 1996, LifeStyle acquired the Predecessor from Masco for approximately $1.1 billion. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the acquired assets and assumed liabilities based upon estimated fair values as of the closing date of the acquisition. This allocation resulted in a reduction of non-current assets, principally property and equipment. As a result of the acquisition and new basis of accounting, LifeStyle's financial statements for periods subsequent to the acquisition are not comparable to the Predecessor's financial statements for periods prior to the acquisition. See Note 2 to the Financial Statements.

     At the time of LifeStyle's acquisition from Masco, LifeStyle embraced a strategic vision designed to dramatically improve the satisfaction of its customers and consumers with their home furnishings buying experience. LifeStyle also recognized that there were significant opportunities to improve its performance by rationalizing its substantial asset base and by making major improvements in its business processes. LifeStyle redirected its previous financial objective of maximizing sales growth to focus on enhancing cash flow, reducing operating costs and increasing profitability. LifeStyle also added senior managers with diverse manufacturing, marketing and other relevant expertise, including a number from outside the furniture industry to complement LifeStyle's industry-experienced management team.

     LifeStyle adopted at the time of the acquisition an initial $28.3 million restructuring plan. This plan, which was substantially implemented in 1997, included the reduction of LifeStyle's manufacturing and distribution facilities from 89 to 82, provisions for severance costs associated with the closure of these facilities and the elimination of certain product lines that did not meet performance targets. As permitted by Emerging Issues Task Force ("EITF") Issue 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination," the total cost of the plan of approximately $28.3 million was included as part of the purchase price allocation for LifeStyle's acquisition. LifeStyle also introduced coordinated, company-wide purchasing practices, improved its working capital management and reduced capital expenditure levels in light of significant previous investments. Principally as a result of these actions, since August 1996, LifeStyle has improved its EBITDA margin (adjusted to exclude restructuring charges) from 8.0% in 1995 to 9.0% in 1996 and to 10.1% in 1997. In addition, from August 1996 through December 31, 1997, LifeStyle reduced working capital by $81.0 million to $450.0 million and reduced long-term debt by $198.8 million (offset by the accretion of approximately $51.2 million on the PIK Debt). Moreover, in the first quarter of 1998, LifeStyle reduced working capital by an additional $41.8 million to $408.2 million.

     At the end of 1997, LifeStyle completed an in-depth evaluation of its global manufacturing and distribution base, and recorded a $58.5 million charge to rationalize and restructure its worldwide operations, focusing principally on LifeStyle's Universal Furniture business unit. The majority of Universal Furniture's restructuring activity is taking place in Asia, where facilities with approximately 1.4 million square feet of manufacturing and distribution space will be eliminated by December 31, 1998, as production is consolidated into existing, lower-cost Asian facilities and as distribution facilities are rationalized. Implementation of this restructuring effort began in the first quarter of 1998, and by June 30, 1998, facilities with 1.0 million square feet had been eliminated. As a result of the restructuring, significant non-recurring costs will be incurred to sever lease obligations, provide for employee severance, and provide for the impairment of inventory and fixed assets.

     Gross profit and operating profit for 1997 include total non-recurring charges of $14.5 million and $44.0 million, respectively, comprised of the following components:

                                                    CASH     NON-CASH    TOTAL
                                                    -----    --------    -----
                                                          (IN MILLIONS)
Asset write-downs.................................     --     $38.1      $38.1
Contractual obligations...........................  $ 9.8        --        9.8
Employee severance................................    8.8        --        8.8
Other.............................................    1.8        --        1.8
                                                    -----     -----      -----
          Total...................................  $20.4     $38.1      $58.5
                                                    =====     =====      =====

     Finally, in pursuit of LifeStyle's strategic vision and its goal of becoming its customers' and consumers' "favorite" home furnishings company, LifeStyle has undertaken a comprehensive reexamination of its methods of production, marketing, distribution and customer fulfillment with the objective of fundamentally improving the way orders are processed and goods are manufactured and delivered to customers. The key focus of these reengineering initiatives involves converting the furniture industry's historic "cuttings" or batch processing methodology into the more efficient assemble-to-order (or "Pull") methodology. Overall, these reengineering initiatives are designed to cut order-to-ship cycles dramatically -- with a goal of shipping all furniture in two weeks or less -- as well as to reduce inventory, eliminate waste (add value) and improve product quality. LifeStyle has also implemented enhanced coordination across business units, including purchasing, manufacturing and marketing.

     In the first quarter of 1998, LifeStyle significantly ramped-up the reengineering conversion of its manufacturing processes, which necessarily caused some disruption at certain plants and resulted in additional costs. Despite order growth of approximately 12.8% in the first quarter of 1998, LifeStyle's net sales increased by only 2.0% and its EBITDA margin declined from 10.1% to 8.0% as compared with the first quarter of 1997, principally as a result of the reengineering initiatives described above.

     Across all of LifeStyle's furniture companies, more than 20% of its products are currently shipped in two to three weeks, and the majority of all order-to-ship times are expected to attain these levels over the next 24 months. More than 30% of LifeStyle's plants are now implementing short-cycle management methodologies, and these "best practices" will be implemented enterprise-wide. LifeStyle believes that, once implemented, these reengineering initiatives will reduce manufacturing costs, significantly increase customer satisfaction and result in higher market share, sales and margins.

     During the implementation period, this reengineering of LifeStyle's manufacturing processes necessarily results in both reduced production and additional costs in its plants. The total of these transition costs related to restructuring and reengineering conversion initiatives is anticipated to be approximately $36 million, of which $9.0 million was incurred in the first quarter of 1998.

RESULTS OF OPERATIONS

     For the purposes of the discussions that follow, the results of LifeStyle have been combined with the results of the Predecessor. The following table has been prepared to set forth certain results of operations and other data as a percentage of net sales for fiscal 1995, 1996, 1997 and the three months ended March 31, 1997 and 1998.

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                                                --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
                                                                                  UNAUDITED
STATEMENT OF OPERATIONS DATA:
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Gross profit.......................................   24.7%    24.9%    25.2%    25.9%    24.3%
Selling, general and administrative expenses.......   20.0%    18.5%    17.8%    17.8%    18.1%
Operating profit...................................    4.7%     6.4%     5.1%     8.2%     6.2%
Interest expense...................................    4.8%     4.4%     4.0%     4.1%     3.6%
Net income (loss)..................................   (0.8)%    0.3%    (1.1)%    1.5%     1.0%
OTHER FINANCIAL DATA:
Adjusted operating profit (1)......................    4.7%     6.4%     8.1%     8.2%     8.5%
Adjusted EBITDA (1)(2).............................    8.0%     9.0%    10.1%    10.1%    10.3%

---------------
(1) Adjusted operating profit and adjusted EBITDA for 1997 exclude restructuring charges. Adjusted operating profit and adjusted EBITDA for the three months ended March 31, 1998 exclude the transition costs related to the restructuring and reengineering initiatives and costs related to the computer system implementation at The Robert Allen Group.

(2) LifeStyle believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. Not every company calculates EBITDA in exactly the same fashion. As a result, EBITDA as presented above may not necessarily be comparable to similarly titled measures of other companies. See "Selected Historical and Unaudited Pro Forma Financial Data."

  COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 TO THE THREE MONTHS ENDED MARCH 31, 1997

     Net sales were $500.8 million for the three months ended March 31, 1998, an increase of $9.6 million, or 2.0%, from $491.2 million for the comparable period of 1997. Net sales of fine furniture increased 3.5% to $438.7 million for the three months ended March 31, 1998 from $424.0 million for the comparable period of 1997. Fine furniture orders for the first quarter of 1998 increased 15.1% over the comparable period of 1997, reflecting strong industry demand. However, LifeStyle's net sales of fine furniture were handicapped by a ramp-up in the implementation of its reengineering efforts. Net sales of decorative home furnishing fabrics decreased 7.6% to $62.1 million for the three months ended March 31, 1998 from $67.2 million for the comparable period of 1997. Decorative home furnishing fabric sales were lost due to shipping delays incurred during the implementation of a new computer system at The Robert Allen Group. Now that this computer system has been successfully implemented, 24 hour order-to-ship schedules are being achieved.

     Gross profit was $121.8 million for the three months ended March 31, 1998, a decrease of $5.6 million, or 4.4%, from $127.4 million for the comparable period of 1997. Gross profit margins decreased to 24.3% for the three months ended March 31, 1998 from 25.9% for the comparable period of 1997. This decline in gross profit margin was primarily attributable to transition costs related to LifeStyle's restructuring and reengineering initiatives associated with implementation of "Pull" manufacturing processes. This decline was also due to temporary production inefficiencies, increased overhead expenses associated with the successful introduction of an unusually large number of new products, inventory reduction programs and the costs related to the computer system implementation at the Robert Allen Group. LifeStyle is reengineering its manufacturing processes in order to reduce order-to-ship cycles, improve product quality and value, reduce inventories and broadly improve LifeStyle's responsiveness to customers and consumers.

     Selling, general and administrative expenses were $90.8 million for the three months ended March 31, 1998, an increase of $3.6 million, or 4.1%, from $87.2 million for the comparable period of 1997. As a percentage of net sales, selling, general and administrative expenses increased to 18.1% for the three months ended March 31, 1998 from 17.8% for the comparable period of 1997. Selling expense was 11.1% of net sales as compared to 11.0% for 1997, and general and administrative expenses were 7.0% of net sales compared to 6.8% in 1997. The increase in selling expenses reflects increased spending on sales catalogs and other promotional materials, as well as increased commissions resulting from higher sales volume. General and administrative expenses increased due to higher consulting fees and other administrative costs.

     Operating profit decreased to $31.0 million for the three months ended March 31, 1998, a decrease of $9.2 million, or 22.9%, from $40.2 million for the comparable period of 1997. As a percentage of net sales, operating profit decreased to 6.2% for the three months ended March 31, 1998 from 8.2% for the comparable period of 1997.

     Exclusive of transition costs related to LifeStyle's restructuring and reengineering initiatives and costs related to the computer system implementation at The Robert Allen Group, adjusted or "core" operating profit was $42.5 million, an increase of $2.3 million, or 5.7%, as compared to the three months ended March 31, 1997.

     Interest expense was $18.1 million for the three months ended March 31, 1998, a decrease of $2.0 million, or 10.0%, from the comparable period of 1997. This decrease was a result of lower average debt outstanding during the three months ended March 31, 1998 and reduced interest rates obtained when LifeStyle refinanced its revolving credit facility in August 1997.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

     Net sales were $1,968.8 million for the year ended December 31, 1997, a decrease of $28.6 million, or 1.4%, from $1,997.4 million for the year ended December 31, 1996. Net sales of fine furniture decreased 1.3% to $1,702.6 million for the year ended December 31, 1997 from $1,725.3 million for the year ended December 31, 1996. Fine furniture sales were negatively impacted by LifeStyle's strategy of exiting less profitable products and by relatively soft major retailer sales, including reduced shipments to two large customers which filed for protection under Chapter 11 of the United States Bankruptcy Code. Net sales of decorative home furnishing fabrics decreased 2.2% to $266.2 million for the year ended December 31, 1997 from $272.1 million for the year ended December 31, 1996, as the continuing growth of leather as a replacement for fabric in upholstered furniture negatively impacted fabric sales.

     Gross profit was $496.1 million for the year ended December 31, 1997, a decrease of $1.2 million, or 0.2%, from $497.3 million for the year ended December 31, 1996. Excluding the non-recurring restructuring charge of $14.5 million, gross profit increased by $13.3 million or 2.7% to $510.6 million. Gross profit margin, excluding this restructuring charge, increased to 25.9% in 1997 from 24.9% in 1996. This increase in gross profit margin was primarily attributable to LifeStyle's continuous improvement initiatives and the benefit of lower depreciation expense, partially offset by the impact of lower sales volume.

     Selling, general and administrative expenses were $350.9 million for the year ended December 31, 1997, a decrease of $18.7 million, or 5.1%, from $369.6 million for the year ended December 31, 1996. The decrease in general and administrative expenses reflects the benefits of LifeStyle's cost reduction initiatives, elimination of goodwill amortization, and the net decrease in general and administrative expenses that LifeStyle has incurred on a stand-alone basis compared to the management fees previously charged by Masco. These reductions were partially offset by higher bad debt expenses resulting from the bankruptcy filings previously mentioned. As a percentage of net sales, selling, general and administrative expenses improved to 17.8% for the year ended December 31, 1997 from 18.5% for the year ended December 31, 1996. Selling expense was 11.0% of net sales as compared to 11.2% for 1996, and general and administrative expenses decreased to 6.8% of net sales from 7.3% in 1996.

     Operating profit was $101.2 million for the year ended December 31, 1997, a decrease of $26.5 million, or 20.8%, from $127.7 million for the year ended December 31, 1996. Excluding the non-recurring restructuring charges, operating profit increased by $32.0 million or 25.1% to $159.7 million. As a percentage of net sales, operating profit, excluding the restructuring charges, increased to 8.1% for the year ended December 31, 1997 from 6.4% for the comparable period of 1996.

     Interest expense was $78.8 million for the year ended December 31, 1997, a decrease of $8.1 million, or 9.3%, from the year ended December 31, 1996. This decrease was a result of lower average debt outstanding during the year and reduced interest rates obtained when LifeStyle refinanced its revolving credit facility in August 1997.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     Net sales were $1,997.4 million for the year ended December 31, 1996, an increase of $4.8 million, or 0.2%, from $1,992.6 million for the year ended December 31, 1995. Net sales of fine furniture increased 0.2% to $1,725.3 million for the year ended December 31, 1996 from $1,721.2 million for the year ended December 31, 1995. Net sales of fine furniture grew primarily due to new product introductions and modest increased industry demand, offset by the elimination of less profitable product lines. Net sales of decorative home furnishing fabrics increased 0.3% to $272.1 million for the year ended December 31, 1996 from $271.4 million for the year ended December 31, 1995, primarily due to strength in the woven segment of the market and improved business conditions, largely offset by lower demand for printed fabrics and reduced demand as leather increased its market share.

     Gross profit was $497.3 million for the year ended December 31, 1996, an increase of $5.7 million, or 1.2%, from $491.6 million for the comparable period of 1995. Gross profit was enhanced from August 6, 1996 to December 31, 1996 by reduced depreciation expense, but this improvement was offset by increased expenditures which were primarily the result of temporary plant closings due to bad weather and start-up costs related to substantial new product introductions. Overall, gross profit margins increased from 24.7% in 1995 to 24.9% in 1996.

     Selling, general and administrative expenses were $369.6 million for the year ended December 31, 1996, a decrease of $28.2 million, or 7.1%, from $397.8 million for the comparable period of 1995. As a percentage of net sales, selling, general and administrative expenses improved to 18.5% for the year ended December 31, 1996 from 20.0% for the year ended December 31, 1995. Selling expense was 11.2% of net sales as compared to 11.8% for 1995, and general and administrative expenses decreased to 7.3% of net sales from 8.2% in 1995. The decrease in general and administrative expenses reflects the benefits of LifeStyle's cost reduction initiatives implemented in late 1995, combined with the net decrease in general and administrative expenses incurred since August 6, 1996 as a stand alone company when compared to the management fees previously charged to the Predecessor by Masco.

     Operating profit increased to $127.7 million for the year ended December 31, 1996, an increase of $33.9 million, or 36.1%, from $93.8 million for the comparable period of 1995. As a percentage of net sales, operating profit increased to 6.4% for the year ended December 31, 1996 from 4.7% for the comparable period of 1995. This improvement was achieved primarily for the reasons discussed above.

     Interest expense was $86.9 million for the year ended December 31, 1996, a decrease of $7.9 million, or 8.3%, from the year ended December 31, 1995. This decrease was a result of lower average debt outstanding during the period from August 6, 1996 to December 31, 1996. Proceeds from debt issued in connection with the acquisition were used to repay, in part, the funds previously advanced by Masco. The decrease in interest expense as a result of the lower average debt outstanding was partially offset by higher average borrowing rates from August 6, 1996 to December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     LifeStyle's liquidity needs arise primarily from debt service, working capital needs and the funding of capital expenditures. LifeStyle's principal source of cash to fund its liquidity needs is its net cash from operating activities and availability of borrowings under its current $400.0 million senior secured revolving credit facility (the "Credit Facility").

     LifeStyle had outstanding, as of March 31, 1998, $334.1 million of 12% PIK Debt plus accrued interest of $11.6 million. LifeStyle will use the net proceeds from the Offerings to retire the PIK Debt.

     LifeStyle currently has outstanding $200.0 million principal amount of 10 7/8% Subordinated Notes. In connection with the Offerings, LifeStyle intends to commence a cash tender offer to acquire all the Subordinated Notes. The acquisition of the Subordinated Notes pursuant to the Tender Offer is expected to occur at substantially the same time as the consummation of the Offerings. LifeStyle will incur indebtedness under the Credit Facility to finance the Tender Offer. As part of the Tender Offer, LifeStyle will solicit consents from the holders of a majority of the holders of the Subordinated Notes to remove substantially all of the covenants from the indenture governing the Subordinated Notes. In connection with the repurchase of the Subordinated Notes, LifeStyle expects to incur an extraordinary charge of $29.2 million after tax.

     At March 31, 1998, LifeStyle's consolidated indebtedness was $672.1 million and, after giving effect to the Reorganization and the Offerings, would have been $343.0 million. In addition to the Credit Facility, LifeStyle maintains a receivables facility pursuant to which a syndicate of banks and other financial institutions purchases senior interests in the assets of a master trust. The assets of the master trust consist of substantially all domestic trade receivables generated by LifeStyle. As of March 31, 1998, $150.0 million of senior interests in the master trust had been sold to the participants in the facility.

     During the three months ended March 31, 1998, net cash from operating activities totaled $59.3 million, net cash used for investing activities totaled $12.3 million, and net cash used for financing activities totaled $39.9 million. For the year ended December 31, 1997, net cash from operating activities totaled $139.7 million, net cash used for investing activities totaled $50.6 million, and net cash used for financing activities totaled $107.8 million. A $23.3 million cash dividend to holders of mandatorily redeemable Series A-1 and A-2 Preferred Stock was paid during January 1998.

     Capital expenditures totaled $7.7 million for the three months ended March 31, 1998, an increase of $3.8 million from the comparable period of 1997. LifeStyle made capital expenditures of $33.0 million for the year ended December 31, 1997. LifeStyle believes that no significant increase in capital expenditure levels will be required during the next several years. Fabric sample book expenditures totaled $3.8 million for the three months ended March 31, 1998, an increase of $0.3 million over the comparable period of 1997. In addition, LifeStyle made fabric sample book expenditures of $14.3 million for the year ended December 31, 1997.

     LifeStyle made net principal payments on its long-term debt of $16.6 million during the three months ended March 31, 1998 and $90.1 million during the year ended December 31, 1997. Total long-term debt decreased to $672.1 million as of March 31, 1998 as compared to $688.7 million at December 31, 1997. During the second quarter of 1998, LifeStyle repaid an additional $25.0 million of its long-term debt, further reducing total long-term debt to $647.1 million. As of March 31, 1998, the amount available under LifeStyle's revolving credit facility was $265.0 million (less the face amount of existing letters of credit of $12.8 million). As of March 31, 1998, after giving effect to the Reorganization and the Offerings, the amount available under the Credit Facility would have been $47.2 million.

     LifeStyle believes that cash generated from operations, together with the amounts available under the Credit Facility, will be adequate to fund its debt service requirements, working capital needs and capital expenditures for the foreseeable future, although no assurance can be given in this regard.

     On August 15, 1997, LifeStyle replaced the former revolving credit facility, Tranche A term loan and Tranche B term loan with its current Credit Facility. The Credit Facility provides LifeStyle with increased financial flexibility by eliminating quarterly principal payment requirements, reducing financing costs and reducing the number of restrictive covenants. In connection with the repayment of the former revolving credit and term loan facilities, LifeStyle recorded an extraordinary non-cash charge of $19.4 million ($11.6 million net of tax), consisting of the write-off of unamortized deferred financing costs.

     Following the consummation of the Tender Offer and the Offerings, there will be no restrictions under LifeStyle's financing arrangements on the ability of LifeStyle's subsidiaries to distribute funds to LifeStyle in the form of cash dividends, loans or advances.

YEAR 2000 ISSUES

     Each of LifeStyle's subsidiaries has evaluated its computerized systems on an internal basis, and is making corrective plans where required. Such evaluations covered all financial and operational systems and LifeStyle has begun to make the necessary changes. LifeStyle has also contracted with an external computer systems consultant to conduct a review of all of LifeStyle's computer systems and to issue a report on the necessary compliance measures. In order to determine the effect on LifeStyle if a supplier or customer failed to resolve its own Year 2000 issues, LifeStyle is communicating with its suppliers and customers about the compliance of their own systems. During 1997, LifeStyle began implementing a company-wide, Oracle-based software platform that is designed to be Year 2000 compliant. LifeStyle intends to complete the final assessment and development of the corrective action plans during 1998. LifeStyle's conversion efforts, which began in 1997, are expected to continue during 1998 and 1999.

INTERNATIONAL OPERATIONS

     LifeStyle conducts operations in a number of foreign countries including Canada, China, Hong Kong, Indonesia, Malaysia, the Philippines, Taiwan, Thailand and several European countries.

     LifeStyle's international operations may be subject to volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries. The financial position and results of operations of LifeStyle's foreign subsidiaries are remeasured using the U.S. dollar or translated using the local currency as the functional currency depending on the nature of the operations. During 1997, LifeStyle recorded a $7.0 million loss on remeasurement and a $10.2 million translation adjustment to stockholders' equity because of the devaluation of certain Asian currencies against the U.S. dollar. LifeStyle does not currently engage in foreign currency hedging.

     Financial information concerning LifeStyle's export sales and foreign operations, including the net sales, operating profit and assets that are attributable to LifeStyle's operations in the United States and in foreign countries, are set forth in Note 16 to the Financial Statements.

INFLATION

     LifeStyle does not believe that inflation has had a material impact on its financial position or results of operations during the periods covered by the Financial Statements.

SEASONALITY

     LifeStyle does not believe that its results of operations fluctuate materially due to seasonality.

RECENTLY ISSUED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS")

     SFAS No. 129, "Disclosure of Information about Capital Structure," will become effective in 1998 and will not have a material effect on the information currently reported by LifeStyle.

     SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," will become effective in 1998. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement requires that LifeStyle report financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Comparative disclosures which include prior period information will be restated to conform with the provisions of SFAS No. 131.

     SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits," will become effective in 1998. This Statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets.

Comparative disclosures which include prior period information will be restated to conform with the provisions of SFAS No. 132.

OTHER INFORMATION -- QUARTERLY DATA

     The following table sets forth certain unaudited summary historical information on a quarterly basis for LifeStyle.

                                                             THREE MONTHS ENDED
                                     -------------------------------------------------------------------
                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                       1997         1997          1997             1997          1998
                                     ---------    --------    -------------    ------------    ---------
                                                                (IN MILLIONS)
Net sales..........................   $491.2       $479.6        $487.6           $510.4        $500.8

Operating profit...................     40.2         40.1          36.8            (15.9)         31.0

Adjusted operating profit(1).......     40.2         40.1          36.8             42.6          42.5

EBITDA.............................     49.8         49.1          44.1             35.1          40.3

Adjusted EBITDA(1).................     49.8         49.1          44.1             55.5          51.8

---------------
(1) For a description of the adjustments, see "Selected Historical and Unaudited Pro Forma Financial Data."

                                    BUSINESS

OVERVIEW

     LifeStyle is the largest manufacturer and marketer of home furnishings (fine furniture, including decorative accessories, and decorative home furnishings fabrics) in the U.S., with 1997 net sales of nearly $2.0 billion. Fine furniture represented approximately 86% of LifeStyle's net sales in 1997 and decorative home furnishing fabrics represented approximately 14%. LifeStyle attributes its market leadership position to the following key factors:

     - Fashionable and innovative product designs with an emphasis on style, quality and value

     - Comprehensive product offerings that provide retailers and consumers with a broad range of price points and styles

     - Multi-channel distribution to a customer base of over 50,000 accounts, providing LifeStyle's products to consumers wherever they choose to shop

     - Established brand names, such as HENREDON(R) and DREXEL HERITAGE(R), as well as partnerships with leading fashion designers, brands and artists, such as RALPH LAUREN, NAUTICA and BOB TIMBERLAKE

     - Commitment to improving retailer and consumer satisfaction levels with the home furnishings buying experience

     - An experienced and innovative management team with significant equity ownership and a commitment to continuous improvement

     LifeStyle is restructuring its manufacturing base, reengineering its manufacturing processes and incorporating technology into its product design and business processes in order to achieve sustainable operating efficiencies, dramatically shorten order-to-ship times and enhance LifeStyle's ability to satisfy its customers and consumers. Once implemented, LifeStyle expects these restructuring and reengineering initiatives to increase operating margins, reduce working capital, increase market share and strengthen LifeStyle's leadership position in the home furnishings industry.

INDUSTRY OVERVIEW

     The U.S. residential furniture industry has grown at a compound annual rate of 4.9% over the last 20 years to $21.2 billion in shipments in 1997 from $8.2 billion 1977, with shipments declining in only two years, according to the American Furniture Manufacturers Association. LifeStyle expects favorable industry trends over the next few years due to improving demographic, macroeconomic and other factors, including:

     - The segment of the U.S. population between the ages of 35 and 54 is growing according to the U.S. Bureau of the Census (the "Census Bureau") as the "baby boom" generation ages. This age group has historically had the highest levels of discretionary income and consumer spending, and it represents the largest number of consumers of residential furniture.

     - Average new home size grew from approximately 1,645 square feet in 1975 to nearly 2,150 square feet in 1997, according to the Census Bureau. In addition, the average number of bedrooms per new home has increased. Not only do larger homes with more bedrooms require more home furnishings because of their size, but the owners of such homes also tend to spend dramatically more money per square foot on home furnishings.

     - New housing starts have recently risen as have existing home sales and remodeling activity. These factors, together with increased housing affordability and low interest rates, comprise leading economic indicators for home furnishings purchases.

     - Consumers, responding to increasing in-home entertainment options and the "cocooning" trend, are placing greater emphasis on home-related activities. In addition, an increasing number of Americans work at home and require home office furniture.

     The domestic residential furniture production industry consists of an estimated 600 manufacturers. Although relatively fragmented, the industry is beginning to consolidate, with the top 10 manufacturers accounting for approximately 33% of industry sales in 1997, up from 23% in 1985, according to Furniture Today, a leading industry publication. The retail domestic furniture industry is also experiencing consolidation, with the top 10 furniture retailers representing a 14% market share in 1996 versus 10% in 1985, according to Furniture Today.

COMPETITIVE ADVANTAGES

     The following characteristics distinguish LifeStyle from other companies in the industry:

     Leveraging LifeStyle's Leadership Position. By leveraging its shared knowledge, assets and scale, LifeStyle gains several important competitive advantages, including the ability to:

     - Command a significant share of retail floor space

     - Achieve economies of scale in purchasing and in technology infrastructure development

     - Source and manufacture globally

     - Share operating and marketing "best practices"

     - Cross-market and manufacture products among LifeStyle's various divisions

     Design and Style Leadership and Product Innovation. LifeStyle believes that it has established itself as the design and style leader for the industry through new product offerings and creative marketing strategies. LifeStyle pioneered the marketing of products in collections tailored to suit particular "lifestyle" or design themes. LifeStyle's RALPH LAUREN HOME COLLECTION(TM), THE WORLD OF BOB TIMBERLAKE(R), PALMER HOME COLLECTION(TM), ALEXANDER JULIAN HOME COLOURS(R) and NAUTICA HOME collection are among the industry's best sellers. LifeStyle believes that it has developed more "mega-collections" (selling three to ten times more per year as compared with typical industry collections) than any other company. Further, product innovation in BERKLINE(R) and BENCHCRAFT(R) motion furniture (sofas that incline and recline) has enabled LifeStyle to achieve a leadership position in this important and growing category.

     Established, Well Known Brand Names. LifeStyle markets its products under some of the most established and well known brand names in the home furnishings business, including HENREDON(R), DREXEL HERITAGE(R), LEXINGTON(R), UNIVERSAL(R), BERKLINE(R), BENCHCRAFT(R), MAITLAND-SMITH(TM) and LA BARGE(R) in fine furniture and BEACON HILL(R), SUNBURY(TM) and ROBERT ALLEN(TM) in decorative home furnishings fabrics. LifeStyle considers brand name recognition to be an important competitive advantage, and believes that retailers and consumers associate its brands with a high degree of quality, craftsmanship, style and value.

     Comprehensive Product Lines. LifeStyle believes that it is the most comprehensive resource in the home furnishings industry, providing more product alternatives than any of its competitors. LifeStyle offers products across all price categories, with an emphasis on "good," "better" and "best," and in all major consumer desired styles. These include American Traditional, Country, Eighteenth Century, European Country, European Traditional, Transitional, Casual, Mission, Arts and Crafts, Contemporary, Oriental, Home Office, Youth and Outdoor. By offering such a broad product line, LifeStyle can supply up to 75% of the product demands of many furniture retailers which, as the retail furniture industry consolidates, increasingly prefer to buy from a smaller number of large furniture manufacturers.

     Extensive and Diverse Distribution Network. LifeStyle believes that it has more active accounts than any other manufacturer in the home furnishings industry. LifeStyle distributes its fine furniture products through an extensive distribution network including:

     - More than 25,000 independent retail locations, including national and regional chains

     - Department stores

     - Specialty stores and more than 1,500 galleries (LifeStyle-dedicated floor space) within retail stores

     - Over 80 independent stores selling LifeStyle products exclusively

     - Hospitality, government, model home and other contract distribution channels

     - 14 of our own BEACON HILL(R) designer-exclusive showrooms

LifeStyle distributes its decorative home furnishing fabrics through numerous channels, including its own showrooms, to an extensive customer base consisting of over 30,000 retailers, decorators and designers worldwide. LifeStyle's broad distribution network permits it to offer home furnishings products to consumers wherever they choose to shop.

     Global Manufacturing Capabilities. LifeStyle operates 79 strategically located, well equipped facilities in North America, Asia and Europe, with over 23 million square feet of manufacturing and distribution space. During the past five years, LifeStyle invested $268.0 million in its facilities in order to meet anticipated demand, reduce operating costs and maximize operating flexibility. As the largest U.S. furniture manufacturer in Asia, LifeStyle also has access to a highly skilled, low-cost workforce, expert in such areas as intricate veneering and hand carving, and to scarce raw materials such as Chinese oak, wicker, rattan and certain exotic woods. LifeStyle believes that its global facilities enable it to serve its worldwide customer base efficiently and to allocate capacity to best meet its manufacturing requirements. Because of LifeStyle's recent modernization, and the productivity enhancements that LifeStyle is currently implementing, LifeStyle expects to make only modest capital expenditures over the next several years.

     Experienced Management Team with a Significant Ownership Stake. LifeStyle believes its management team -- which is committed to continuous improvement -- is the best in the industry. This team has significantly reduced debt, improved profitability and reduced working capital since taking responsibility in 1996, and is currently reengineering LifeStyle's manufacturing and business processes. Recent management additions have provided new skill sets and diverse non-furniture expertise to complement LifeStyle's experienced home furnishings professionals. Over 200 of LifeStyle's senior managers currently own a total of approximately 21% of LifeStyle's Common Stock on a diluted basis (assuming conversion of all convertible stock and vesting of all management
stock), or      % after giving effect to the Offerings and the Reorganization.

PLATFORM FOR GROWTH

     At the time of the acquisition from Masco in August 1996, LifeStyle's management embraced a strategic vision designed to dramatically improve the satisfaction of its customers and consumers with their home furnishings buying experience. LifeStyle also recognized that there were significant opportunities to improve its performance by rationalizing its substantial asset base and by making major improvements in its business processes. LifeStyle redirected its previous financial objective of maximizing sales growth to focus on enhancing cash flow, reducing operating costs and increasing profitability. LifeStyle also added senior managers with diverse manufacturing, marketing and other relevant expertise, including a number from outside the furniture industry to complement its industry-experienced management team.

     LifeStyle adopted at the time of the acquisition an initial $28.3 million restructuring plan. This plan, which was substantially implemented in 1997, included the reduction of LifeStyle's manufacturing and distribution facilities from 89 to 82, provisions for severance costs associated with the closure of these facilities and the elimination of certain product lines that did not meet performance targets. LifeStyle also introduced coordinated, company-wide purchasing practices, improved its working capital management and reduced capital expenditure levels in light of significant previous investments. Principally as a result of these actions, since August 1996, LifeStyle has improved its EBITDA margin (adjusted to exclude restructuring charges) from 8.0% in 1995 to 9.0% in 1996 and to 10.1% in 1997. In addition, from August 1996 through December 31, 1997 LifeStyle reduced working capital by approximately $81.0 million to $450.0 million and reduced long-term debt by $198.8 million (offset by the accretion of approximately $51.2 million on the PIK Debt). Moreover, in the first quarter of 1998, we reduced working capital by an additional $41.8 million to $408.2 million.

     At the end of 1997, LifeStyle completed an in-depth evaluation of its global manufacturing and distribution base, and recorded a $58.5 million charge to rationalize and restructure its worldwide operations, focusing principally on its Universal Furniture business unit. The majority of Universal Furniture's restructuring activity is taking place in Asia, where facilities with 1.4 million square feet of manufacturing and distribution space will be eliminated by December 31, 1998, as production is consolidated into existing, lower-cost Asian facilities and as distribution facilities are rationalized. Implementation of this restructuring effort began in the first quarter of 1998, and by June 30, 1998, facilities with 1.0 million square feet had been eliminated.

     Finally, in pursuit of LifeStyle's strategic vision and its goal of becoming its customers' and consumers' "favorite" home furnishings company, LifeStyle has undertaken a comprehensive reexamination of its methods of production, marketing, distribution and customer fulfillment with the objective of fundamentally improving the way orders are processed and goods are manufactured and delivered to customers. The key focus of these reengineering initiatives involves converting the furniture industry's historic "cuttings" or batch processing methodology into the more efficient assemble-to-order (or "Pull") methodology. Overall, these reengineering initiatives are designed to cut order-to-ship cycles dramatically -- with a goal of shipping all furniture in two weeks or less -- as well as to reduce inventory, eliminate waste (add value) and improve product quality. LifeStyle has also implemented enhanced coordination across business units, including purchasing, manufacturing and marketing.

     In the first quarter of 1998, LifeStyle significantly ramped-up the reengineering conversion of its manufacturing processes, which necessarily caused some disruption at certain plants and resulted in additional costs. Despite order growth of approximately 12.8% in the first quarter of 1998, LifeStyle's net sales increased by only 2.0% and its EBITDA margin declined from 10.1% to 8.0% as compared with the first quarter of 1997, principally as a result of the reengineering initiatives described above.

     Across all of LifeStyle's furniture companies, approximately 20% of the products are currently shipped in two to three weeks, and the majority of all order-to-ship times are expected to attain these levels over the next 24 months. More than 30% of LifeStyle's plants are now implementing short-cycle management methodologies, and these "best practices" will be implemented enterprise-wide. LifeStyle believes that, once fully implemented, these reengineering initiatives will reduce manufacturing costs, significantly increase customer satisfaction and result in higher market share, sales and margins.

GROWTH STRATEGIES

     Pursue Product Excellence with Consumer Desired Designs. LifeStyle intends to continue developing fashion-forward products with a high degree of value and quality that consumers can buy with confidence and display with pride. LifeStyle is committed to heightening brand awareness and the perceived quality of its brands through marketing and merchandising in both traditional and non-traditional ways, from print and TV advertising and dealer co-op support to informational web sites on the Internet. LifeStyle also expects to capitalize on its proven record of building profitable sales through design partnerships and co-branding. LifeStyle expects to expand its licensing arrangements, which have included recognized designers and artists such as RALPH LAUREN, ALEXANDER JULIAN, BOB TIMBERLAKE, LILLIAN AUGUST, LYNN HOLLYN, BETSY CAMERON and WARREN KIMBLE, prestigious brands such as NAUTICA and ROYAL DOULTON, renowned organizations and institutions such as WIMBLEDON, the SMITHSONIAN INSTITUTION, and CARE and celebrities such as ARNOLD PALMER and JACK NICKLAUS.

     Implement Enterprise-wide Short-Cycle Management Methodologies. Consumers are too often disappointed in their furniture buying experience, and are frustrated with the retailer and the manufacturer alike, largely as a result of the six to eight week or longer delivery periods that are customary in the home furnishing industry. In addition to LifeStyle's overall goal of being the most efficient home furnishings manufacturer, LifeStyle has targeted an order-to-ship cycle across its furniture companies of two weeks or less. One of the early successes in LifeStyle's reengineering conversion efforts has been in the production of BERKLINE(R) motion furniture. Implementation of short-cycle management methodologies has resulted in a 29% improvement in inventory turns, a 26% reduction in order-to-ship times and an approximately 40% increase in customer commitments for BERKLINE COMFORT GALLERIES(TM) since August 5, 1996, a period in which Berkline also achieved above average sales growth for the motion furniture category. Similarly, customers for Lexington's home entertainment centers and home office case goods are benefitting from two-week order-to-ship cycles. At BenchCraft, more than 50% of the upholstered furniture is being produced utilizing short-cycle management methodologies, which management believes has accounted for a dramatic increase in orders at BenchCraft during the first half of 1998.

     Technology -- a Growth Enabler. LifeStyle is currently implementing an enterprise-wide, Oracle-based software platform that will permit it to coordinate and control a broad range of business processes such as procurement, order entry, inventory management, manufacturing planning and electronic data interchange (EDI) with its customers and vendors. LifeStyle plans to install this software on a division-by-division basis over the next few years, and expects that this will enable it to become "easy to do business with" from the perspective of customers, consumers and suppliers and to become their "favorite" home furnishings company. Further, LifeStyle is adopting computer-aided design
(CAD) software to enhance and streamline product development activities, from design inspiration through manufacturing, thereby accelerating LifeStyle's time from conception to market.

     Expand Retailer and Supplier Alliances and Partnerships. LifeStyle has been forming mutually beneficial partnership arrangements with selected retailers for several years. LifeStyle anticipates that the increasing concentration of the retailer distribution base and the growth of large regional and national retailers will accelerate this growth opportunity, as major retailers seek to concentrate their supplier base, achieve linkages designed to simplify the purchasing process, reduce inventory and increase their profitability. LifeStyle is uniquely positioned to benefit from this trend, as its comprehensive product lines, styles and price points distinguish it as the industry's best "one-stop-shopping" resource. LifeStyle is also actively pursuing partnership arrangements with its suppliers, such as fabric vendors, in order to reduce long lead times and ultimately improve customer satisfaction levels.

     Expand into New Markets and Distribution Channels. LifeStyle believes that significant growth opportunities exist outside of its traditional U.S. retailer distribution base, including contract sales to hospitality markets, such as hotels, motels and destination entertainment resorts, as well as government sales. LifeStyle has recently (i) received hospitality orders for several large Las Vegas hotels, as well as for certain assisted senior-living facilities, (ii) signed a five-year, worldwide contract with the U.S. Department of State, expected to generate orders for over $75 million in fine furniture, and (iii) contracted with a number of the nation's top home builders to furnish model homes. Additionally, through its 14 BEACON HILL(R) designer-exclusive showrooms, LifeStyle is well positioned to serve the premium home furnishings market segment, a segment where Beacon Hill has been growing more than twice as fast as the overall home furnishings market.

     Make Selected Complementary Acquisitions. The home furnishings industry continues to be highly fragmented, and industry observers expect it to consolidate significantly at both the manufacturer and retailer levels. With its considerable acquisition expertise, financial flexibility and experienced management team, LifeStyle expects to capitalize on this trend and to complement its internal growth by pursuing a disciplined acquisition program. LifeStyle intends to focus on companies that have product categories and participate in market segments which are complementary to its own, that have a proven management team and that provide an enhancement of LifeStyle's core capabilities.

PRODUCTS

     LifeStyle believes it offers the most comprehensive product line in the home furnishings industry, including (i) bedroom, dining room, living room, family room and home-office case goods; (ii) stationary upholstered products such as sofas, love seats, sectionals and chairs; (iii) upholstered recliners, motion furniture and sleep sofas; (iv) occasional furniture such as home entertainment centers, lamps, chairs, tables, mirrors and other accent items;
(v) outdoor furniture; and (vi) decorative home furnishing fabrics.

  FINE FURNITURE

     The product category "Fine Furniture" includes wood and upholstered residential furniture (other than "ready-to-assemble" products), as well as occasional tables, decorative mirrors, lighting and other related furnishings. LifeStyle designs, manufactures and markets a full range of quality wood and upholstered furniture to furnish any room of a home in virtually any style, under such well-known brand names as HENREDON(R), DREXEL HERITAGE(R), LEXINGTON(R), UNIVERSAL(R), BERKLINE(R) and BENCHCRAFT(R), and a wide range of specialty furniture and accessories under the MAITLAND-SMITH(TM) and LA BARGE(R) brand names. LifeStyle offers these products across all major price categories, from "promotional" to "premium," and in every major style category, including American Traditional, Country, Eighteenth Century, European Country, European Traditional, Transitional, Casual, Mission, Arts and Crafts, Contemporary, Oriental, Home Office, Youth and Outdoor.

     The following table illustrates the product and price category coverage of LifeStyle's fine furniture brands. The residential furniture industry generally classifies its products by several price categories ranging from "promotional" to "premium." Products in successively higher price categories are made using more expensive raw materials, have higher quality finishes, and often involve higher labor costs.

   PRICE CATEGORY                                     PRODUCT CATEGORY
---------------------  ------------------------------------------------------------------------------
                         CASE GOODS       STATIONARY UPHOLSTERY    MOTION/RECLINER      OCCASIONAL
                       ---------------    ---------------------    ---------------    ---------------
Premium                Henredon(R)        Beacon Hill(R)           *                  Henredon(R)
                       Maitland-Smith(TM) Henredon(R)                                 La Barge(R)
                                                                                      Maitland-Smith(TM)
Best                   Drexel-Heritage(R) Beacon Hill(R)           Drexel             Drexel
                       Henredon(R)        Drexel Heritage(R)       Heritage(R)        Heritage(R)
                       Maitland-Smith(TM) Henredon(R)                                 Henredon(R)
                                                                                      La Barge(R)
                                                                                      Maitland-Smith(TM)
Better                 Drexel             BenchCraft(R)            BenchCraft(R)      Drexel
                       Heritage(R)        Drexel Heritage(R)       Berkline(R)        Heritage(R)
                       Lexington(R)       Lexington(R)             Drexel             Lexington(R)
                       Universal(R)       Universal(R)             Heritage(R)
Good                   Lexington(R)       BenchCraft(R)            BenchCraft(R)      Universal(R)
                       Universal(R)       Universal(R)             Berkline(R)
Promotional            Universal(R)       BenchCraft(R)            BenchCraft(R)      Universal(R)
                                                                   Berkline(R)

---------------
* Product category does not exist.

  Henredon(R)

     Henredon designs and manufactures wood, upholstered and occasional furniture for the bedroom, dining room, living room, family room and home office. Its products are in the "best" and "premium" price categories. Henredon's product line is designed to appeal largely to the "replacement" market, where customers typically trade up in price as they seek top quality materials and craftsmanship. Product design and development represent an important element of Henredon's success, and its name is considered to be one of the premier brands in the industry. Henredon currently markets 18 collections (including the RALPH LAUREN FURNITURE COLLECTION(TM) and HENREDON REGISTRY(TM)), each aimed at a specific segment of the upper end market. In order to stay current with developing lifestyles, Henredon introduces approximately four new collections each year. Current product offerings cover all major categories, including Anglo Traditional, European Traditional, Contemporary, Transitional and Casual. Since 1993, Henredon has manufactured and marketed a line of products for the RALPH LAUREN HOME COLLECTION(TM) under an exclusive licensing arrangement with The Ralph Lauren Home Collection, Inc. This comprehensive collection provides an excellent complement to the regular Henredon line. Recent successful new introductions include ALFRESCO (Euro traditional), CARLYLE(TM) (Anglo traditional) and the launch of the HENREDON LEATHER COMPANY.

  Drexel Heritage(R)

     Drexel Heritage designs and manufactures wood, upholstered, motion and occasional furniture for the bedroom, dining room, living room, family room and home office in the "better" and "best" price categories. DREXEL HERITAGE(R) products are primarily marketed and distributed through dedicated, independently owned DREXEL HOME INSPIRATIONS(R) stores and Drexel Heritage Galleries. Drexel Heritage currently produces 26 collections of wood and upholstered furniture. Approximately four to six new collections are offered each year. Drexel Heritage's product styles include American Traditional, Country, Eighteenth Century, European Traditional, Mission, Contemporary and Transitional. Drexel Heritage licenses two branded collections -- the PINEHURST COLLECTION(TM) (case goods and upholstery) and LILLIAN AUGUST(R) (upholstery) -- and has an exclusive endorsement agreement with Golden Bear Golf, Inc. to furnish all country club and resort developments associated with Nicklaus Design. Drexel Heritage also produces furniture for sale to the hospitality and government markets. Recent successful new introductions include the comprehensive PINEHURST COLLECTION(TM) (sophisticated yet casual -- a lifestyle collection) and SOLUTIONS CONTEMPORARY(TM) and SOLUTIONS CASUAL(TM) (contemporary, casual, functional, youth-oriented with a point of view).

  Lexington(R)

     Lexington designs and manufactures wood, upholstered, occasional, wicker and metal furniture for the bedroom, dining room, living room, family room, home entertainment, home office, youth and casual dining market segments. Lexington's product line provides a comprehensive diversified assortment of furniture in the "good" and "better" price categories. LifeStyle believes that Lexington's marketing and design teams, which consistently win industry awards, represent an integral part of Lexington's success. With the introduction of LYNN HOLLYN AT HOME(TM) in 1989, Lexington pioneered "lifestyle" and designer collections -- full-line collections of eclectic (rather than matching) designs that draw inspiration from a recognized brand name or lifestyle theme. Current lifestyle collections include THE WORLD OF BOB TIMBERLAKE(R), THE PALMER HOME COLLECTION(TM), WEEKEND RETREAT(TM) and SEASIDE RETREAT(TM), VESTIGES(TM), ATLANTIC OVERTURES(TM), AMERICAN MIX(TM), NAUTICA HOME collection, WARREN KIMBLE'S AMERICA(TM), and Bob Timberlake's newest success story, AN ARTS AND CRAFTS COLLECTION(TM) FROM BOB TIMBERLAKE(TM). Style categories include American and European Traditional, Eighteenth Century, Transitional and both Sophisticated and Relaxed Country and Casual. Lexington's line of approximately 50 collections includes lifestyle collections, youth collections and several home entertainment and home office programs. Recent successful new introductions include NAUTICA HOME (contemporary, Caribbean-inspired, featuring mixed materials), BETSY CAMERON'S STORYBOOK (female youth), and SEASIDE RETREAT (casual, coastal-inspired).

  Universal(R)

     Universal's products include dining room, bedroom, upholstered and occasional furniture in the "promotional," "good" and "better" price categories. A substantial portion of Universal products are manufactured in Asia, where LifeStyle is the only U.S.-based manufacturer with significant manufacturing operations. Universal also has access to a highly skilled, low-cost work force, expert in such areas as intricate veneering and hand carving, and to scarce raw materials such as Chinese oak, wicker, rattan and certain exotic woods. Universal currently sells approximately 60 collections of furniture, including styles such as Eighteenth Century, Traditional, Transitional, Oriental and Country, and introduces approximately four to six new collections a year. Universal's ALEXANDER JULIAN HOME COLOURS(R) and AMERICAN GENERATIONS(R) collections are among the industry's best selling "mega collections." Recent successful new introductions include HABITAT(TM) (functional, decorative kitchen and bedroom products), DECORUM(TM) (Regency-influenced traditional) and AMERICAN HEIRLOOMS(TM) (innovative transitional dining room and bedroom).

  Berkline(R)

     A specialist in "motion" products, Berkline designs and manufactures a wide range of reclining chairs, reclining sofas and loveseats, reclining sectionals and modular seating and sleep sofas, primarily in the "good" and "better" price categories. Berkline is an industry leader and the BERKLINE(R) brand name is well known in the growing market for upholstered modular and motion furniture and freestanding recliners. Berkline offers a wide range of styles, fabrics and leathers for these products, as well as popular innovative features such as massage mechanisms, hidden cup holders and built-in tables. Successful new product introductions include ROOM SOLUTIONS(TM) (motion upholstery and correlated occasional tables); sleeker, smaller scale recliners; and innovative "shiatsu" and "whisper quiet" massage recliners.

  BenchCraft(R)

     BenchCraft designs and manufactures a comprehensive line of upholstered furniture, including leather, stationary, motion, wicker and rattan products. BenchCraft competes in the "promotional," "good" and "better" price categories, and its products are marketed as fashionable, affordable furniture for "casual living." Successful new product introductions include new leather styles and contemporary lifestyle sofas as well as more fashionable new motion sofas and table correlates.

  Maitland-Smith(TM)

     Maitland-Smith is the leading designer and manufacturer of an innovative line of "best" and "premium" hand-crafted, antique-inspired furniture, accessories and lighting, utilizing a wide range of unique materials, including distinctive leather, fancy faced veneer, stone and hand-painted metal. Maitland-Smith also manufactures signature pieces and intricately carved chairs for other LifeStyle divisions at its factories in the Philippines and Indonesia. Successful new introductions include more than 500 product additions across Maitland-Smith's eclectic lines, including the LONDON EXPLORER CLUB(TM) collection featuring British expatriate design inspiration.

  La Barge(R)

     La Barge designs and sells decorative mirrors, occasional tables, bedroom and dining room statement pieces, decorative lighting and related accessories in the "best" and "premium" price categories under four brand names: LA BARGE(R), MARBRO(TM), ENTREE(TM) and MAGELLAN(TM). La Barge designs its products, and contracts their manufacture with highly skilled artisans around the world who produce high quality, specialty decorative products.

  DECORATIVE HOME FURNISHING FABRICS

     LifeStyle designs, manufactures, sources, markets and sells a comprehensive range of decorative fabrics to a broad array of customers under the well-known industry brands of BEACON HILL(R), RAMM, SON & CROCKER(TM), SUNBURY(TM), ROBERT ALLEN(TM) and AMETEX(TM). The fabrics group consists of The Robert Allen Group, Sunbury, and LifeStyle Fabrics Europe, each creating exclusive fabric designs for targeted segments of the market. The following table illustrates the price category coverage of LifeStyle's decorative home furnishing fabric brands:

PRICE CATEGORY                                         BRAND
--------------                                         -----
Premium                                 Beacon Hill(R)
                                        Ramm, Son & Crocker(TM)
Best                                    Beacon Hill(R)
                                        Ramm, Son & Crocker(TM)
                                        Robert Allen(TM)
                                        Sunbury(TM)
Better                                  Ametex(TM)
                                        Robert Allen(TM)
                                        Sunbury(TM)
Good                                    Ametex(TM)

  The Robert Allen Group

     The Robert Allen Group is the largest designer and marketer of home furnishing fabrics to the North American design community. The Robert Allen Group designs, markets and sells a wide range of textiles under the BEACON HILL(R), ROBERT ALLEN(TM) and AMETEX(TM) brands.

     BEACON HILL(R) is a classic, stylish line of luxurious fabrics, using the finest quality materials and advanced manufacturing techniques. Fabrics are organized in collections by color or fabric type. Many of the BEACON HILL(R) fabrics are sourced overseas, offering distinctive looks to the U. S. market. The BEACON HILL(R) collections are sold exclusively through high-end interior designers, architects and LifeStyle's own BEACON HILL(R) showrooms. Combined marketing programs for BEACON HILL(R) fabrics and furniture have made the brand a powerful name in the high-end design community.

     The ROBERT ALLEN(R) line includes an extensive collection of home furnishings fabrics cut to order on a just-in-time basis for designers, decorators and speciality retailers. Robert Allen markets its over 24,000 fabrics to more than 30,000 customers in four key collections: COLOR LIBRARY(TM), ESSENTIALS(TM), EDITIONS and PASSEMENTERIE(TM). COLOR LIBRARY(TM) is a color coordinated collection of upholstery and multi-purpose fabrics that create a total look for the home, updated each spring and fall with the latest colors and constructions. ESSENTIALS(TM) delivers fabric basics such as sheers, velvets and stripes in fashionable and affordable collections. EDITIONS(TM) arranges print and woven fabrics into lifestyle collections. PASSEMENTERIE(TM) is an extensive collection of decorative trim products used to accessorize upholstery and drapery.

     The AMETEX(TM) product line includes a broad array of printed and woven fabrics in the "good" and "better" price points. These designs are developed in Ametex's in-house design studio, and manufactured by a global network of contractors. Ametex sells its products to furniture manufacturers, window and bedding product manufacturers, fabric retailers and ancillary industries. Ametex employs a computer-aided design system to customize fabrics to customer needs. Over the past year, Ametex has repositioned its product line to focus on lifestyle collections in the "better" price points.

  Sunbury(TM)

     Sunbury designs, manufactures and markets a comprehensive line of proprietary decorative upholstery fabrics in the "better" and "best" price categories. It is recognized as a leader in quality, service and design. Sunbury sells fabrics principally to furniture manufacturers and fabrics distributors. Sunbury's jacquard weaving operation employs advanced computer-aided design and manufacturing equipment. All of Sunbury's products are woven to customer order, which allows it to maintain smaller inventories and reduce obsolescence costs. In addition, Sunbury's ability to create exclusive designs for sale in small quantities sets it apart from the competition.

  LifeStyle Fabrics Europe

     LifeStyle Fabrics Europe, based in the United Kingdom, is the European distribution network for the BEACON HILL(R), ROBERT ALLEN(TM) and AMETEX(TM) brands. In addition, it utilizes its own design studio and extensive fabric archive to create upper-end products under the RAMM, SON & CROCKER(TM) name tailored to the European marketplace.

DISTRIBUTION

     LifeStyle distributes its fine furniture products through an extensive worldwide distribution network that includes (i) more than 25,000 independent retail locations, including national and regional chains; (ii) department stores; (iii) specialty stores and more than 1,500 galleries (LifeStyle-dedicated floor space) within retail stores; (iv) more than 80 independent stores selling LifeStyle products exclusively; (v) hospitality, government, model home and other contract distribution channels; and (vi) 14 LifeStyle-operated BEACON HILL(R) designer-exclusive showrooms. Worldwide, LifeStyle sells its fine furniture products primarily through approximately 580 commissioned independent representatives. LifeStyle has recently begun offering product information through non-traditional channels such as the Internet. In addition, LifeStyle is participating in the non-traditional direct mail channel with Sharper Image Home Collection(TM), Neiman-Marcus(R) and Horchow(R).

     LifeStyle distributes over 25,000 different decorative home furnishing fabrics through numerous distribution channels, including its BEACON HILL(R) showrooms, to an extensive customer base consisting of over 30,000 retailers, decorators and designers worldwide. LifeStyle also sells decorative home furnishing fabrics to furniture manufacturers.

     LifeStyle's extensive distribution network permits it to offer home furnishings products to consumers wherever they choose to shop.

     LifeStyle has also been actively pursuing mutually beneficial partnership arrangements with selected retailers for several years. LifeStyle expects that these arrangements will permit it to capitalize on the ongoing concentration of the retailer distribution base and the growth of large regional and national furniture retailers.

     In 1997, LifeStyle's 20 largest customers represented approximately 20% of net sales, with no single customer representing more than 3.5%. LifeStyle believes it has more active accounts than any other manufacturer in the home furnishings industry.

  FINE FURNITURE

     LifeStyle believes that it is the most comprehensive and complete resource in the residential furniture industry, capable of supplying up to 75% of the product demands of many furniture retailers, whether local, regional or national in scope. This, in turn, enables LifeStyle to secure additional display space from retailers, who increasingly are relying on a smaller number of larger suppliers. LifeStyle offers substantial services to retailers to support their marketing efforts, including national advertising, merchandising and display programs. LifeStyle also displays its fine furniture products at the semi-annual International Home Furnishings Market in High Point, North Carolina.

     The following table illustrates the distribution of LifeStyle's fine furniture products by brand:

                                 DISTRIBUTION CHANNEL
---------------------------------------------------------------------------------------
INDEPENDENT RETAILERS        GALLERIES          DEDICATED STORES     DESIGNER SHOWROOMS
---------------------    ------------------    ------------------    ------------------
BenchCraft(R)            Berkline(R)           Drexel Heritage(R)    Beacon Hill(R)
Berkline(R)              Drexel Heritage(R)                          Drexel Heritage(R)
Drexel Heritage(R)       Henredon(R)                                 Henredon(R)
Henredon(R)              La Barge(R)                                 La Barge(R)
La Barge(R)              Lexington(R)                                Lexington(R)
Lexington(R)             Maitland-Smith(TM)                          Maitland-Smith(TM)
Maitland-Smith(TM)
Universal(R)

     Furniture retailers remain the most significant distribution channel in the industry, and LifeStyle is committed to maintaining these important relationships. LifeStyle's diverse product offerings and national distribution enable it to effectively service national retailers such as Federated Department Stores, Heilig-Meyers, J.C. Penney, Rhodes and Sears Homelife, and large regional retailers such as Baers Furniture, Breuners, Homestead House, Kittles Furniture and Art Van, as well as independent single store retailers nationwide. As the furniture retailing industry consolidates, large retailers are an increasing presence, and management believes that LifeStyle is better positioned than its competitors to meet their needs.

     LifeStyle has developed gallery programs for its HENREDON(R), DREXEL HERITAGE(R), LEXINGTON(R), BERKLINE(R), MAITLAND-SMITH(TM) and LA BARGE(R) product lines, and has approximately 1,500 galleries in total. Galleries are dedicated space within a larger retail store that display products in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. LifeStyle believes that stores with galleries result in higher sales per square foot than furniture stores without galleries.

     LifeStyle also sells its products through more than 80 independently owned and operated stores that offer LifeStyle's products exclusively. DREXEL HERITAGE(R) products are sold through DREXEL HERITAGE(R) showcase stores and DREXEL HERITAGE HOME INSPIRATIONS(TM) stores. Each store employs a consistent, but not identical, lifestyle concept, with products displayed in complete rooms and eclectic settings, which include furnishings, wall decor, window treatments and accessories. Henredon's RALPH LAUREN HOME COLLECTION(TM) products are sold through specialty retail stores owned or licensed by the Polo Ralph Lauren Corporation.

     BEACON HILL(R) showrooms comprise a national network of 14 showrooms, principally in design centers in major U.S. cities, dedicated to marketing and selling furniture, accessories and fabric exclusively to interior designers and architects, primarily in the "best" and "premium" price categories. BEACON HILL is one of only two national networks of designer-exclusive furniture showrooms, and has approximately 225,000 square feet of space dedicated to furniture and accessories, and 80,000 square feet dedicated to fabrics. Approximately 45% of furniture sales at the showrooms consist of LifeStyle products, principally HENREDON(R), MAITLAND-SMITH(TM), LA BARGE(R) and DREXEL HERITAGE(R). The balance is from other well respected companies in the upper-end of the market, including Kindel, John Widdicomb and Guy Chaddock. In 1998, Beacon Hill added furniture from the RALPH LAUREN HOME COLLECTION(TM).

  Decorative Home Furnishing Fabrics

     LifeStyle distributes its ROBERT ALLEN(TM) products through numerous distribution channels, including its own showroom and more than 70 commissioned independent representatives, to over 30,000 retailers, decorators and designers worldwide. LifeStyle sells its AMETEX(TM) products through over 10 commissioned independent representatives, primarily to furniture manufacturers, bedding and drapery manufacturers and contract purchasing agents. SUNBURY(TM) products are sold to furniture manufacturers and distributors of decorative home furnishing fabrics in the U.S. and Canada by eight commissioned sales representatives. LifeStyle's decorative home furnishing fabrics are also sold to decorators and designers through LifeStyle's BEACON HILL(R) Showrooms, which offer ROBERT ALLEN(TM) and RAMM, SON & CROCKER(TM) fabrics on a commission basis. Fabrics Europe, based in the United Kingdom, is the European distribution network for the BEACON HILL(R), ROBERT ALLEN(TM) and AMETEX(TM) brands.

MARKETING AND ADVERTISING

     In partnership with its selected retailers, LifeStyle works to strengthen its brand equity with consumers and increase their purchases of LifeStyle products. These consumers are carefully profiled through marketing research and are then targeted through advertising programs on the national and local levels, comprehensive cataloging, education through focused marketing events and selected promotional programs. Retailers are also carefully selected to market LifeStyle's products to a wide range of consumers. These retailers, in turn, are supported with innovative training for their sales people, design assistance for their retail displays of LifeStyle products, noted speakers and planning support for their focused marketing events, visually stimulating point of purchase materials, catalogs and sales materials, direct communications linkage to the manufacturers for timely stock and status information and promotional support.

     Architects, designers and decorators who specify and sell LifeStyle products receive exclusive sales support through BEACON HILL(R) showrooms. Value added services such as continuing education and special events with shelter publications draw new designers into the showrooms and build designer loyalty.

     LifeStyle builds brand equity and increases awareness among consumers and designers through television advertising, advertising in newspapers and leading shelter magazines, as well as editorial coverage. Targeting specific consumer demographics, advertisements are placed in publications that include Architectural Digest, Country Home, Country Living, Elle Decor, House Beautiful, House & Garden, Martha Stewart Living, Metropolitan Home, Traditional Home, Southern Accents and Victoria. The combined volume of advertising from all product lines gives LifeStyle leverage in purchasing advertising. Innovative products continue to draw the attention of editors for major shelter magazines. Their valuable editorial coverage favorably positions products with consumers and designers at no cost to LifeStyle.

     Responding to consumers' desire for home furnishings information, LifeStyle has created interactive sites on the Internet which allow users to browse its product lines, learn more about LifeStyle and be directed to local retailers. Purchasing and design professionals in the hospitality, government, model home and other contract markets receive specialized services through LifeStyle's Contract division. From initial presentation through project completion, LifeStyle's Contract division supports these customers with a global sales and marketing network, extensive cataloging, customized products and specialized delivery services.

MANUFACTURING

     LifeStyle operates 79 strategically located, well equipped facilities in North America, Asia, and Europe, with over 23 million square feet of manufacturing and distribution space. During the past five years, LifeStyle invested approximately $268.0 million in LifeStyle's facilities in order to meet anticipated demand, reduce operating costs and maximize operating flexibility. As the largest U.S. furniture manufacturer in Asia, LifeStyle also has access to a highly skilled, low-cost workforce, expert in such areas as intricate veneering and hand carving, and to scarce raw materials such as Chinese oak, wicker, rattan and certain exotic woods. LifeStyle believes that its global facilities enable it to serve its worldwide customer base efficiently and to allocate capacity to best meet its manufacturing requirements. Because of LifeStyle's recent modernization, and the productivity enhancements that LifeStyle is currently implementing, LifeStyle expects to make only modest capital expenditures over the next several years.

     LifeStyle is implementing "short-cycle" management methodologies and is committed to a continuous improvement work ethic enterprise-wide. Implementation of short-cycle management methodologies requires a reexamination, rationalization and reengineering of LifeStyle's operations and business systems, with a focus on eliminating non-value-added activities. Across all of LifeStyle's furniture companies, approximately 20% of the products are currently shipped in two to three weeks, and the majority of all order-to-ship times are expected to attain these levels over the next 24 months. More than 30% of LifeStyle's plants are now implementing short-cycle management methodologies, and these "best practices" will be implemented enterprise-wide. When implemented, these methodologies are expected to dramatically reduce manufacturing and administrative throughput times, resulting in efficient order-to-ship cycles, quality enhancements and a better value for LifeStyle's customers. LifeStyle's continuous improvement initiatives are multi-faceted, and include:

     - Process mapping and re-layout

     - Quick change tooling and setups

     - Converting from "push," or batch manufacturing, to more efficient "pull," or assemble-to-order processing

     - Implementation of "cellular" manufacturing, "just-in-time" logistics and other modern production methods

     - Company-wide product design and development software

     - Enterprise-wide, Oracle-based software platform

     LifeStyle utilizes certain specialized facilities dedicated to manufacturing a limited number of products, as well as carefully selected sub-contract manufacturing facilities. LifeStyle also promotes inter-company sourcing of products and components. These steps help LifeStyle balance its global manufacturing capacity and increase its operating efficiency.

     LifeStyle's fine furniture lines are produced and distributed in domestic manufacturing and distribution facilities located in North Carolina, Tennessee, Mississippi, Massachusetts, South Carolina, Michigan and California, and internationally in facilities located in Canada, China, Hong Kong, Indonesia, Malaysia, the Philippines, Taiwan, Thailand and several European countries. Substantially all of LifeStyle's ROBERT ALLEN(TM) and RAMM, SON & CROCKER(TM) decorative home furnishing fabrics are manufactured for LifeStyle by third parties.

     At the end of 1997, LifeStyle completed an in-depth evaluation of its global manufacturing and distribution base, and recorded a $58.5 million charge to rationalize and restructure its worldwide operations, focusing principally on LifeStyle's Universal Furniture business unit. The majority of Universal Furniture's restructuring activity is taking place in Asia, where facilities with approximately 1.4 million square feet of manufacturing and distribution space will be eliminated by December 31, 1998, as production is consolidated into existing, lower-cost Asian facilities and as distribution facilities are rationalized. Implementation of this restructuring effort began in the first quarter of 1998, and by June 30, 1998, facilities with approximately 1.0 million square feet had been eliminated. As a result of the restructuring, significant non-recurring costs will be incurred to sever lease obligations, provide for employee severance, and provide for the impairment of inventory and fixed assets.

RAW MATERIALS AND SUPPLIERS

     LifeStyle sources globally, and the principal raw materials used by LifeStyle in the manufacture of its products include: lumber, finishing products (stains, sealants and lacquers), glue, steel, leather, cotton, wool, synthetic and vinyl fabrics, polyester batting and polyurethane foam. The various types of wood used in LifeStyle's products are purchased both domestically and internationally. Management believes that its supply sources of those materials are adequate. LifeStyle has ongoing relationships with numerous suppliers of raw materials, and believes that there are a number of reliable vendors available, contributing to its ability to obtain competitive pricing for raw materials. LifeStyle is also actively pursuing partnership arrangements with suppliers in order to reduce long lead times and ultimately to improve customer satisfaction levels.

COMPETITION

     The furniture and home furnishing fabrics industries are highly competitive, and include a large number of domestic and foreign manufacturers. These industries are highly fragmented, and no one company is dominant. Competition is generally based on product quality, brand name recognition, price, timeliness of delivery and service. LifeStyle's furniture products compete with products made by a number of furniture manufacturers, including Furniture Brands International, Inc., La-Z-Boy Incorporated, Klaussner Furniture Industries Inc., Ethan Allen, Ashley, LADD Furniture, Inc. and Bassett Furniture Industries, Inc., as well as numerous smaller producers. In decorative home furnishing fabrics, competition is based upon design, price, style, timeliness of delivery and quality, and competitors include Schumacher/Waverly, P/Kaufmann, Richloom and Mastercraft.

EMPLOYEES

     As of March 31, 1998, LifeStyle employed over 30,000 persons. Virtually all are non-union, although approximately 30%, most of whom are employed in Asia, are subject to certain government-mandated terms of employment. LifeStyle believes it has good relations with its employees.

INTELLECTUAL PROPERTY

     LifeStyle considers its intellectual property rights to be among its most valuable assets. These rights include trademarks, trade names, copyrights, patents and rights licensed from third parties. LifeStyle believes that these intellectual property rights are important to LifeStyle because they are well recognized and associated with quality and value in the home furnishings industry. LifeStyle aggressively protects its intellectual property rights.

ENVIRONMENTAL MATTERS AND GOVERNMENTAL REGULATIONS

     LifeStyle is subject to a wide and frequently changing range of federal, state, local and foreign environmental and worker health and safety laws and regulations, including those relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes and the clean up of contamination in soil or groundwater. Breaches of such laws or regulations can result in the imposition of fines and penalties (any of which may be material) or the cessation of operations of the affected facility. Based on currently available information, LifeStyle does not anticipate making any material capital expenditures for environmental control facilities in the reasonably foreseeable future.

     LifeStyle may also be subject to liability, due to its current or past ownership or operation of real property or disposal of hazardous waste, for the cost of cleaning up or removing contamination caused by hazardous or toxic materials. Such liability may be imposed without regard to fault or the legality of the original actions, and may be joint and several with other parties.

     As a result of historical operations, spills and releases of hazardous substances may have occurred at or near several of LifeStyle's sites and facilities. These sites and facilities may in the future undergo investigation, including soil and groundwater sampling, to determine if there are any hazardous substances in the soil or groundwater which LifeStyle could be required to investigate and remediate. Based on currently available information, LifeStyle does not believe that the costs associated with investigating or remediating these releases will have a material adverse effect on LifeStyle's financial condition, operating expenses or earnings. There can be no assurance, however, that material costs relating to these matters will not be incurred in the future.

     LifeStyle has been named as a potentially responsible party at a number of non-owned contaminated sites, including Superfund sites. LifeStyle presently believes that any potential liability relating to these sites will not have a material adverse effect on LifeStyle's earnings, capital expenditures or competitive position. However, there can be no assurance that material liabilities or costs relating to such matters will not be incurred in the future.

LEGAL MATTERS

     LifeStyle is involved in various routine legal proceedings incident to the ordinary course of its business. LifeStyle believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the consolidated financial condition or results of operations of LifeStyle.

BACKLOG

     The combined backlog of LifeStyle as of March 31, 1998 aggregated approximately $346 million, compared to approximately $285 million as of March 31, 1997.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of June 30, 1998 concerning the directors and executive officers of LifeStyle:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Wayne B. Lyon........................  65    Chairman of the Board, President and Chief Executive
                                             Officer
Donald L. Barefoot...................  43    Executive Vice President -- Operations
Douglas C. Barnard...................  39    Vice President, General Counsel and Secretary
Alan D. Cole.........................  48    Executive Vice President
Ronald J. Hoffman....................  53    Vice President, Treasurer and Chief Financial Officer
Richard M. Cashin, Jr. ..............  44    Director
David L. Johnston....................  57    Director
Robert C. Larson.....................  63    Director
John A. Morgan.......................  67    Director
David F. Thomas......................  48    Director
Martin D. Walker.....................  65    Director

     Mr. Lyon is Chairman of the Board, President and Chief Executive Officer of LifeStyle. He has been a director of Masco for more than the past five years, and was Masco's President and Chief Operating Officer until retiring in 1996. Mr. Lyon is also a director of Comerica Incorporated and Emco Limited.

     Mr. Barefoot is Executive Vice President -- Operations of LifeStyle. He was President and Chief Executive Officer of ASC Incorporated from 1994 to 1997. Previously, Mr. Barefoot was President of the Wiegand Industrial Division of Emerson Electric Company.

     Mr. Barnard is Vice President, General Counsel and Secretary of LifeStyle. He was an Associate Corporate Counsel of Masco from 1992 to 1996. Previously, Mr. Barnard was a partner at the law firm of Kirkland & Ellis in Chicago.

     Mr. Cole is Executive Vice President of LifeStyle. He was Group Vice President of LifeStyle's Berkline and BenchCraft units from 1994 to 1997, and President of Berkline previously. Mr. Cole has served in various executive marketing and general management positions in the furniture industry since 1972.

     Mr. Hoffman is Vice President, Treasurer and Chief Financial Officer of LifeStyle. Mr. Hoffman was Vice President and Group Controller of Masco's Home Furnishings Group from 1993 to 1996, and a Group Controller of Masco prior to joining the Home Furnishings Group.

     Mr. Cashin is a Director of LifeStyle. He has been President since 1994, and a Managing Director for more than the past five years, of Citicorp Venture Capital, Ltd. In addition, Mr. Cashin serves as a director of Cable Systems International, Delco Remy International, Euramax International plc, Fairchild Semiconductor, Freedom Forge, Gerber Childrenswear, Hoover Group, Levitz Furniture Incorporated, MSX International, Thermal Engineering and Titan Wheel International Inc.

     Mr. Johnston is a Director of LifeStyle. He has been a professor of law at McGill University, Montreal, Canada, since 1979, and was the Principal of McGill from 1979 to 1994. Mr. Johnston is a director of Seagram Company, Canada Trust, Emco Limited and CGI Ltd.

     Mr. Larson is a Director of LifeStyle. He has been Chairman of the Taubman Realty Group, which owns, develops and operates regional shopping centers, for more than the past five years. In addition, Mr. Larson has been Vice Chairman of the Board of Directors of Taubman Centers, Inc., the managing partner of the Taubman Realty Group, since its inception in 1992. Mr. Larson also serves as non-executive director of Bass plc, the London based group operating in hotels, leisure retailing and branded drinks.

     Mr. Morgan is a Director of LifeStyle. He has been a partner in the investment banking firm of Morgan, Lewis, Githens & Ahn since founding that firm in 1982. Mr. Morgan is a director of Allied Digital Technologies Corp., Masco and MascoTech, Inc., and also serves as a trustee of the Provident Loan Society of New York.

     Mr. Thomas is a Director of LifeStyle. He has been President of 399 Venture Partners, Inc. since 1994 and has been a Managing Director of Citicorp Venture Capital, Ltd. for more than the past five years.

Mr. Thomas is a director of American Commercial Lines, L.L.C., Anvil Knitwear, Inc., Galey & Lord Incorporated, Neenah Corporation, Plainwell Inc. and Stage Stores, Inc.

     Mr. Walker is a Director of LifeStyle. He is Principal of MORWAL Investments, a private investment firm. Mr. Walker was the Chairman and Chief Executive Officer of M.A. Hanna Company from 1986 until his retirement in 1997. He is a director of Comerica Incorporated, The Goodyear Tire & Rubber Company, M.A. Hanna Company, Lexmark International Group, Inc., Meritor Automotive, Inc., The Reynolds & Reynolds Company, Textron Inc. and The Timken Company.

     Terms. The Certificate of Incorporation (the "Charter") and By-Laws (the "By-Laws") to be adopted by LifeStyle in the merger of LFI with and into FII (the "Merger") provide that the directors of LifeStyle will be classified into three classes, with the directors in each class serving for three-year terms and until their successors are elected, except that the initial terms of the current directors of LifeStyle will expire at the 1999, 2000 and 2001 annual meetings of the stockholders of LifeStyle, depending upon the particular class in which each such director is placed. The classification of the persons presently serving on the Board of Directors has not yet been determined. Any additional persons elected to the Board of Directors will be added to a particular class of directors to be determined at the time of such election, although in accordance with the Charter and By-Laws, the number of directors in each class will be as nearly equal as practicable based on the total number of directors then serving. Officers serve at the pleasure of the Board of Directors.

     Board Committees. It is contemplated that three committees of the Board of Directors will be established: the Executive Committee, the Compensation and Benefits Committee (the "Compensation Committee") and the Audit Review Committee. The composition of such committees has not yet been determined. Members of the Compensation Committee will be persons who are not full-time employees of LifeStyle or any of its subsidiaries. A majority of the members of the Audit Review Committee will be unaffiliated directors.

     The Executive Committee will have all authority, consistent with the Delaware General Corporation Law (the "DGCL"), as may be granted to it by the Board of Directors. Accordingly, the Executive Committee may have and may exercise all the powers and authority of the Board of Directors in the oversight of the management of the business and affairs of LifeStyle, to the extent permitted by the DGCL.

     The Compensation Committee will review executive salaries, administer the bonus, incentive compensation and management stock plans of LifeStyle, and approve the salaries and other benefits of the executive officers of LifeStyle. In addition, this Committee will consult with LifeStyle's management regarding pension and other benefit plans and compensation policies and practices of LifeStyle.

     The Audit Review Committee will review the professional services to be provided by LifeStyle's independent auditors and the independence of such auditors from the management of LifeStyle. This Committee will also review the scope of the audit by LifeStyle's independent auditors, the annual financial statements of LifeStyle, LifeStyle's system of internal accounting controls and such other matters with respect to the accounting, auditing and financial reporting practices and procedures of LifeStyle as it may find appropriate or as may be brought to its attention.

     Director Nomination Procedures. The By-Laws will provide that nominations for election of directors by the stockholders will be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. The By-Laws will require that stockholders intending to nominate candidates for election as directors deliver written notice thereof to the Secretary of LifeStyle not later than 90 days in advance of the meeting of stockholders (or in certain circumstances not later than the close of business on the tenth day following the day of announcement of the date of the meeting). The notice will be required to set forth certain information concerning such stockholder and the stockholder's nominees. Pursuant to the Stockholders Agreement, the stockholders party thereto have agreed to vote their shares in favor of the election of at least one director designated by each of 399 and Masco, provided that each of 399 and Masco will lose its right of designation upon ceasing to own at least 5% of the outstanding Common Stock on a diluted basis. See "Certain Relationships and Related Transactions."

                             EXECUTIVE COMPENSATION

     The following tables and notes summarize the annual and long-term compensation of LifeStyle's chief executive officer and the other four most highly paid executive officers (collectively, the "named executive officers") for the year ended December 31, 1997 and the period from August 6, 1996 to December 31, 1996. The named executive officers did not receive any compensation from LifeStyle prior to August 6, 1996.

                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION            LONG-TERM COMPENSATION AWARDS
                                   --------------------------   ----------------------------------------
                                                                OTHER ANNUAL   RESTRICTED    ALL OTHER
                                                                COMPENSATION     STOCK      COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR    SALARY     BONUS         (1)        AWARDS(2)        (3)
---------------------------        ----   --------   --------   ------------   ----------   ------------
Wayne B. Lyon....................  1997   $500,000   $125,000     $107,661            --      $27,370
Chairman of the Board,             1996    192,308    380,000(4)         --     $108,805       14,838
  President and Chief Executive
  Officer
Donald L. Barefoot(5)............  1997    148,077    180,000           --        21,760        2,457
Executive Vice President --
  Operations
Douglas C. Barnard...............  1997    172,150     27,000           --            --       24,509
Vice President, General Counsel    1996     63,462     40,000       15,955        10,880       24,946
  and Secretary
Alan D. Cole(6)..................  1997    324,635    225,000           --         5,440       47,764
Executive Vice President
Ronald J. Hoffman................  1997    177,200     27,750           --            --       11,228
Vice President, Treasurer and      1996     65,385     45,000           --        13,600        6,301
  Chief Financial Officer

---------------
(1) This column includes the following: (i) tax reimbursement payments; (ii) personal use of the LifeStyle airplane (for 1997: Mr. Lyon -- $56,746) and
    (iii) personal use of a LifeStyle automobile.

(2) The dollar amounts included in the table are based on an assumed value of
    $     per share, which was the book value per share attributable to the
    Common Stock on August 5, 1996. The recipients of the Restricted Stock are parties to the Stockholders Agreement which, among other things, provides that the Restricted Stock will vest in increments of 20% per year so long as the holder of such stock remains employed by LifeStyle. In certain events, the vesting will be accelerated. Dividends, if any, are payable to the holders as and when declared and paid. Because LifeStyle had no publicly-traded capital stock prior to the Offerings, there has not been any market determination of the dollar value of the Restricted Stock as of December 31, 1997.

(3) This column includes the following: (i) LifeStyle contributions and allocations under LifeStyle's defined contribution retirement plans for the accounts of each of the named executive officers (for 1997: Mr.
    Lyon -- $3,092, Mr. Barefoot -- $0, Mr. Barnard -- $3,092, Mr.
    Cole -- $3,092, Mr. Hoffman -- $3,092); (ii) LifeStyle contributions to the group term life insurance plan for each of the named executive officers (for 1997: Mr. Lyon -- $2,640, Mr. Barefoot -- $1,249, Mr. Barnard -- $2,421, Mr.
    Cole -- $2,640, Mr. Hoffman -- $2,640); (iii) LifeStyle's cash payments in lieu of contributions under LifeStyle's defined contribution plans for each of the named executive officers (for 1997: Mr. Lyon -- $4,638, Mr.
    Barefoot -- $0, Mr. Barnard -- $4,638, Mr. Cole -- $4,638, Mr. Hoffman -- $4,638); (iv) LifeStyle contributions and allocations under LifeStyle's Benefit Restoration Plan (for 1997: Mr. Lyon -- $17,000, Mr. Barefoot -- $0, Mr. Barnard -- $608, Mr. Cole -- $6,313 and Mr. Hoffman -- $858); (v) in the case of Messrs. Barefoot, Barnard and Cole, $1,208, $13,750 and $30,653, respectively, received in 1997 as reimbursement in connection with their relocations; and (vi) in the case of Mr. Cole, a company matching contribution from Berkline in the amount of $428.

(4) This figure includes an amount Mr. Lyon received in connection with his efforts in securing bank debt, subordinated debt and securitized receivables financing for LifeStyle's acquisition in August 1996 of the Predecessor.

(5) Includes amounts since Mr. Barefoot joined LifeStyle on July 21, 1997.

(6) Includes amounts Mr. Cole received from LifeStyle's Berkline subsidiary prior to his joining LifeStyle in his present capacity on February 17, 1997.

MANAGEMENT STOCK OWNERSHIP

     Over 200 of our senior managers currently own approximately 21% of LifeStyle's Common Stock on a diluted basis (assuming conversion of all
convertible stock and vesting of all management stock), or      % after giving
effect to the Offerings and the Reorganization.

PENSION PLAN TABLE

     The named executive officers participate in pension plans maintained by LifeStyle for certain of its salaried employees. The following table shows estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under these plans.

                                       YEARS OF SERVICE(1)
                  -------------------------------------------------------------
REMUNERATION(2)      5        10         15         20         25         30
---------------   -------   -------   --------   --------   --------   --------
   $100,000       $ 5,645   $11,290   $ 16,935   $ 22,580   $ 28,225   $ 33,870
    200,000        11,290    22,580     33,870     45,161     56,451     67,741
    300,000        16,935    33,870     50,806     67,741     84,676    101,611
    400,000        22,580    45,161     67,741     90,321    112,902    135,482
    500,000        28,225    56,451     84,676    113,902    141,127    169,352
    600,000        33,870    67,741    101,611    135,482    169,352    203,223

---------------
(1) The plans provide credit for employment with LifeStyle and, except for Mr. Lyon, for prior employment with Masco and certain affiliates of Masco. Vesting occurs after five full years of employment or upon retirement at or after attaining age 65. The benefit amounts set forth in the table above have been converted from the plans' calculated five-year certain and life benefit and are not subject to reduction for Social Security benefits or for other offsets, except to the extent that pension or equivalent benefits are payable, other than to Mr. Lyon, under a Masco plan or a plan of certain affiliates of Masco. The table does not depict limitations under the Internal Revenue Code of 1986, as amended (the "Code"), on tax-qualified plans because one of the plans is a non-qualified plan established by LifeStyle to restore, for certain salaried employees (including the named executive officers), benefits that are otherwise limited by the Code. For each year of credited service prior to July 1, 1971, there is an additional annual benefit equal to 0.2% of final average earnings in excess of $9,000. Approximate years of credited service for the named executive officers participating in the plan are: Mr. Lyon -- 2; Mr. Barefoot -- 1; Mr.
    Barnard -- 6; Mr. Cole -- 9 and Mr. Hoffman -- 29.

(2) For purposes of determining benefits payable, remuneration is equal to the average of the highest five consecutive January 1 annual base salary rates paid by LifeStyle prior to retirement.

LIFESTYLE FURNISHINGS INTERNATIONAL LTD. 1998 EQUITY INCENTIVE PLAN

     LifeStyle's Board of Directors has adopted, and LifeStyle's stockholders have approved, the LifeStyle Furnishings International Ltd. 1998 Equity Incentive Plan (the "1998 Plan").

     The purpose of the 1998 Plan is to promote the interests of LifeStyle and its stockholders by (i) attracting and retaining exceptional officers, employees, directors and consultants of LifeStyle and its affiliates; (ii) motivating such officers, employees, directors and consultants by means of performance-related incentives to achieve longer-range performance goals; and
(iii) enabling such officers, employees, directors and consultants to participate in the long-term growth and financial success of LifeStyle.

     The 1998 Plan is administered by the Compensation Committee, which has broad discretion as to the specific terms and conditions of each award, including the exercise price of options, the vesting of awards and the effect on an award of the death, retirement, or other termination of employment of the participant. The Board of Directors may generally amend, alter or terminate the 1998 Plan at any time. The Compensation Committee may amend or modify the terms of any outstanding award, but only with the consent of the participant if that amendment would impair his or her rights. If certain corporate transactions or events affecting shares of Class A Common Stock or the structure of LifeStyle occur, the Compensation Committee may make certain adjustments as set forth in the 1998 Plan.

     Under the 1998 Plan,        shares of Class A Common Stock will be
available for awards. If any shares of Class A Common Stock covered by an award granted under the Plan are forfeited, an award is settled for cash or otherwise terminates or is canceled without the delivery of shares of Class A Common Stock, then the shares of Class A Common Stock covered by such award will again become shares of Class A Common Stock with respect to which awards may be granted.

     Eligibility to participate in the 1998 Plan is limited to officers, employees, consultants and other representatives of LifeStyle and its subsidiaries, who are selected by the Compensation Committee, and members of LifeStyle's Board of Directors. Participation in the 1998 Plan is at the discretion of the Compensation Committee. No officer or employee may be granted
awards covering more than        shares of Class A Common Stock in any calendar
year.

     The 1998 Plan permits the granting of (i) stock options that qualify as "Incentive Stock Options" under the Code, (ii) options other than Incentive Stock Options, (iii) stock appreciation rights granted either alone or in tandem with other awards under the 1998 Plan, (iv) restricted share awards and restricted share units, (v) performance awards and (vi) other stock-based awards.

     Unless earlier terminated by LifeStyle's Board of Directors, the 1998 Plan will terminate on the tenth anniversary of the date of this Prospectus.

DIRECTOR COMPENSATION

     The directors of LifeStyle who are officers or employees of LifeStyle do not presently receive compensation for their services as directors. Directors of LifeStyle are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. The directors of LifeStyle who are not also officers or employees of LifeStyle receive an annual fee of $25,000, a portion of which may be paid in Class A Common Stock as described below, plus $1,000 for each meeting attended. In addition, directors will be granted options relating to Class A Common Stock as described below.

1998 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

     LifeStyle's Board of Directors has adopted, and LifeStyle's stockholders have approved, LifeStyle's 1998 Non-Employee Director Stock Plan (the "Director Stock Plan"). The purpose of the Director Stock Plan is to promote the interests of LifeStyle and its stockholders by increasing the proprietary interest of non-employee directors in the growth and performance of LifeStyle. Directors of LifeStyle who are not officers or employees of LifeStyle ("Eligible Directors") are eligible to participate in the Director Stock Plan.

     The Director Stock Plan will be administered by the Board of Directors. Subject to the provisions of the Director Stock Plan, the Board of Directors shall be authorized to interpret the Director Stock Plan, to establish, amend, and rescind any rules and regulations relating to it and to make all other determinations necessary or advisable for its administration. The Director Stock Plan may be amended by LifeStyle's Board of Directors subject, in certain cases, to the authorization and approval of LifeStyle's stockholders.

     Pursuant to the Director Stock Plan, upon their initial election to the Board of Directors (or in the case of Eligible Directors first elected to the Board of Directors prior to the consummation of the Offerings, on the effective date of the Offerings), each new Eligible Director is granted options to acquire shares of Class A Common Stock at a price equal to the then fair market value of such shares. On the first business day of each fiscal year of LifeStyle commencing thereafter, each Eligible Director
will be granted an option to purchase             additional shares of Class A
Common Stock at a per share exercise price equal to the fair market value of a share of Class A Common Stock on that date. Each option will: (i) vest in annual 20% increments commencing on the first anniversary of the grant date; and (ii) expire on the earlier of the tenth anniversary of the date of grant and one year from the date on which the grantee of an option ceases to be an Eligible Director.

     In addition, the Director Stock Plan provides that each Eligible Director may elect to receive up to 100% of such Eligible Director's annual fee in unrestricted shares of Class A Common Stock. The maximum number of shares of Class A Common Stock in respect of which options may be granted and shares
awarded in lieu of annual fees under the Director Stock Plan is        shares of
Class A Common Stock, except that any options that are forfeited, terminated or canceled will again be available for awards.

     No option may be granted or shares awarded under the Director Stock Plan after the tenth anniversary of the date of this Prospectus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT

     LifeStyle and its stockholders, including 399 and certain other institutions and individuals (the "Institutional Stockholders"), Masco and certain management investors (the "Management Stockholders") (collectively, the "Stockholders"), are parties to a Stockholders Agreement containing certain agreements among the Stockholders with respect to the capital stock and corporate governance of LifeStyle. The following is a summary description of the principal terms of the Stockholders Agreement and is subject to and qualified in its entirety by reference to the Stockholders Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Pursuant to the Stockholders Agreement each of 399 and Masco has the right to designate one director as long as it holds at least 5% of the outstanding Common Stock on a diluted basis. The Stockholders have agreed to vote their shares in favor of the election of such designees.

     The Stockholders Agreement also provides for certain restrictions on transfer by Management Stockholders, including, subject to certain exceptions, the right of LifeStyle to repurchase shares held by Management Stockholders upon termination of employment at a formula price. In addition, 399 and Masco have rights to participate on a pro-rata basis in certain privately negotiated sales of capital stock by the other.

REGISTRATION RIGHTS AGREEMENT

     LifeStyle has entered into a Registration Rights Agreement with the Stockholders covering all of their Common Stock (the "Registration Rights Agreement"). The following description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Institutional Stockholders, Masco and their permitted transferees have been granted the right on one or more occasions to require LifeStyle to file up to a specified number of registration statements with the Securities and Exchange Commission (the "Commission") registering the shares held by them, subject to certain limited exceptions. In addition, the Stockholders and their permitted transferees have been granted the right, subject to certain restrictions, to require LifeStyle to include shares held by the Stockholders in any registration statements filed by LifeStyle with the Commission. LifeStyle has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the Stockholders against certain liabilities in connection with any such registration.

ACQUISITION ARRANGEMENTS

     LifeStyle acquired the Predecessor from Masco on August 5, 1996 pursuant to an Acquisition Agreement (the "Acquisition Agreement") for a purchase price of approximately $1.1 billion. Certain provisions of the Acquisition Agreement remain in effect for a specified period following the acquisition as contractual obligations between Masco and LifeStyle. The following summarizes these provisions of the Acquisition Agreement, and is subject to and qualified in its entirety by references to the Acquisition Agreement, which has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part.

     Masco has made various representations, warranties and covenants respecting the Predecessor, and the Acquisition Agreement provides for indemnification by Masco in the event of any breach of such representations, warranties or covenants. Other than with respect to certain tax, environmental, employee benefits and other specified liabilities, as of the date of the Offerings, Masco has no continuing indemnification obligations to LifeStyle. With respect to such remaining obligations, with certain exceptions, Masco will not be obligated to make payments for the first $15.0 million of indemnifiable claims nor be obligated to make payments of more than $100.0 million. The Acquisition Agreement provides that Masco has the exclusive right to undertake certain activities relating to environmental matters pertaining to LifeStyle for which Masco may be responsible under the indemnification provisions with the prior written consent of LifeStyle, such consent not to be unreasonably withheld. LifeStyle will cooperate with Masco regarding these activities and, with certain exceptions, reimburse Masco for reasonable costs and expenses until LifeStyle has incurred damages in specified amounts.

     Masco has agreed that it will not on or prior to August 5, 2001 engage in the design or manufacture of certain furniture and fabric products (the "Restricted Activities") or acquire an interest in an entity that would result in Masco having annual revenues from Restricted Activities that exceed certain levels.

     As part of the acquisition of the Predecessor, LifeStyle entered into a Management Services Agreement, dated August 5, 1996, pursuant to which Masco provided to LifeStyle certain corporate support, administrative, data processing, legal, environmental and other services through April 1997. Masco continues to provide certain such services on a limited basis.

PURCHASE OF STOCK FROM 399

     In March 1997, pursuant to an option granted earlier by 399, LifeStyle
acquired from 399 (i)             shares of Common Stock at $            per
share and (ii) 13,770 shares of Series A-2 Preferred Stock at $100 per share plus accreted dividends. Such shares were reissued to certain members of management (but not to any of the named executive officers).

SIMMONS SPIN-OFF

     On June 30, 1998, LifeStyle distributed the stock of its Simmons subsidiary to the holders of LifeStyle's Class D Common Stock, par value $.01 per share (the "Class D Common Stock"), in exchange for their Class D Common Stock. Prior to the spin-off, Simmons was a separately managed and operated business.

THE REORGANIZATION

     Concurrently with the Offerings, LifeStyle is entering into the following series of reorganization transactions designed to simplify its corporate and capital structure: (i) the outstanding capital stock will be reclassified and split such that LifeStyle's capital stock outstanding upon consummation of the Offerings, and after giving effect to the exchange described in (iii) below, will be as described below under "Description of Capital Stock" and the ownership of such stock will be as described below under "Security Ownership of Certain Beneficial Owners and Management," (ii) LFI will be merged with and into FII, which will change its name to LifeStyle Furnishings International Ltd.,
(iii) LifeStyle will exchange shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock for all of the outstanding shares of Series A-1 Preferred Stock (approximately 1,103,320 shares as of March 31, 1998) on the
basis of           shares of Series B Convertible Preferred Stock or Series C
Convertible Preferred Stock for each share of Series A-1 Preferred Stock, having first paid in cash the accrued but unpaid dividends on both the Series A-1 and the Series A-2 Preferred Stock ($3.8 million as of March 31, 1998), and (iv) LifeStyle will use the net proceeds of the Offerings to redeem all of the outstanding PIK Debt ($345.7 million in principal and interest as of March 31, 1998).

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Reorganization and the Offerings, there will be shares of Class A Common Stock outstanding (assuming that the Underwriters'
do not exercise their over-allotment options), of which      shares will be
tradeable without restriction by persons other than "affiliates" of LifeStyle. In addition, upon completion of the Reorganization and the Offerings, there will
be      shares of Class B Common Stock,      shares of Series B Convertible
Preferred Stock and      shares of Series C Convertible Preferred Stock
outstanding, each of which is convertible, subject to certain ownership and regulatory restrictions, at the option of the holder into an equal number of shares of Class A Common Stock. Shares of Class A Common Stock, other than those sold in the Offerings and those held for more than two years (except those held by "affiliates"), may be deemed "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and, as such, may not be sold in the absence of registration under the Securities Act, or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who is deemed to have beneficially owned shares of an issuer for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average weekly trading volume in composite trading of all such shares on all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale, provided that the issuer has been a reporting company for at least ninety days. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about LifeStyle. A person (or persons whose shares are required to be aggregated) who is not deemed an affiliate of an issuer and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale and notice restrictions described above. Affiliates continue to be subject to such restrictions. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. Certain parties to the Stockholders Agreement have the right, subject to certain limitations, to require LifeStyle to file a specified number of registration statements with the Commission registering the shares held by them. See "Certain Relationships and Related Transactions -- Registration Rights Agreement."

     LifeStyle, its executive officers and directors and all of its existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warranty for the sale of or otherwise dispose of or transfer any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Class A Common Stock whether any such swap or transaction is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 30, 1998, after giving effect to the Reorganization, regarding beneficial ownership of Class A Common Stock, Class B Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (i) by each person known by LifeStyle to own beneficially more than 5% of the outstanding Class A Common Stock, Class B Common Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock, (ii) by each director of LifeStyle, (iii) by each of the named executive officers of LifeStyle, and (iv) by all executive officers and directors of LifeStyle as a group. Except as otherwise indicated, each named person has voting and investment power over the listed shares, and such voting and investment power is exercised solely by the named person or shared with a spouse.

                                                                                    SERIES B CONVERTIBLE    SERIES C CONVERTIBLE
                                       CLASS A COMMON          CLASS B COMMON             PREFERRED               PREFERRED
                                    ---------------------   ---------------------   ---------------------   ---------------------
                                      OWNED       TO BE       OWNED       TO BE       OWNED       TO BE       OWNED       TO BE
                                    PRIOR TO      OWNED     PRIOR TO      OWNED     PRIOR TO      OWNED     PRIOR TO      OWNED
                                       THE      AFTER THE      THE      AFTER THE      THE      AFTER THE      THE      AFTER THE
         NAME AND ADDRESS           OFFERINGS   OFFERINGS   OFFERINGS   OFFERINGS   OFFERINGS   OFFERINGS   OFFERINGS   OFFERINGS
         ----------------           ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
399 Venture Partners,
  Inc.(1)(2)......................
Travelers Group Inc.
  (and certain
  affiliates)(2)(3)...............
Masco Corporation(4)..............
CCT Partners III, L.P.(1)(5)......
Wayne B. Lyon(6)(7)...............
Donald L. Barefoot(7).............
Douglas C. Barnard individually
  and as voting trustee for the
  management investors(7)(8)......
Alan D. Cole(7)...................
Ronald J. Hoffman(7)..............
Richard M. Cashin, Jr.(1)(9)......
David L. Johnston(10).............
Robert C. Larson(11)..............
John A. Morgan(12)................
David F. Thomas(1)(9).............
Martin D. Walker(13)..............
All directors and executive
  officers as a group (eleven
  persons)(14)....................

---------------
   * Less than 1.0%.

 (1) Address is 399 Park Avenue, New York, NY.

 (2) Citicorp, an affiliate of 399, and Travelers Group, Inc. have announced that the companies will merge to form Citigroup Inc.

 (3) Address is 388 Greenwich Street, New York, NY.

 (4) Masco has advised LifeStyle that Masco is restricted from holding more than 19.9% of the Common Stock. Masco's address is 21001 Van Born Road, Taylor, MI.

 (5) CCT Partners III, L.P. ("CCT") is a limited partnership, the partners of which are certain employees of 399. Shares held by CCT are not included in the table as shares beneficially owned by 399.

 (6) Amounts shown consist of shares of Class A Common Stock and Class B Common Stock held by an estate planning trust for the benefit of Mr. Lyon's family members, all of which shares may be deemed to be beneficially owned by Mr. Lyon. Mr. Lyon disclaims beneficial ownership of all such shares.

 (7) Address is 4000 Lifestyle Court, High Point, NC.

 (8) Amounts shown consist of shares held by Mr. Barnard individually and as voting trustee for management stockholders. Mr. Barnard has no pecuniary
     interest in such shares other than   shares of Class A Common Stock and
     shares of Class B Common Stock. Mr. Barnard disclaims beneficial ownership of shares held by himself as voting trustee for other management stockholders.

 (9) Amounts shown include shares held by 399, which may be deemed to be beneficially owned by Messrs. Cashin and Thomas. Messrs. Cashin and Thomas disclaim beneficial ownership of such shares. In addition, amounts shown
     for Messrs. Cashin and Thomas include   shares of Class A Common Stock,
     shares of Class B Common Stock and   shares of Series C Convertible
     Preferred Stock held directly by each. Amounts shown for Messrs. Cashin and Thomas exclude shares held by CCT, a limited partnership in which each has an indirect economic interest as a limited partner.

(10) Address is 3690 Peel Street, Montreal, Quebec, Canada.

(11) Amounts shown consist of shares held by a limited partnership for the benefit of Mr. Larson's family members. Address is 200 East Long Lake Road, Bloomfield Hills, MI.

(12) Address is 767 Fifth Avenue, New York, NY.

(13) Address is 24500 Center Ridge Rd., Suite 275, Westlake, Ohio.

(14) Amounts shown include: shares held by 399, which may be deemed to be beneficially owned by Messrs. Cashin and Thomas; shares held by an estate planning trust for the benefit of Mr. Lyon's family members, which may be deemed to be beneficially owned by Mr. Lyon; and shares held by Mr. Barnard as voting trustee for the management investors, which may be deemed to be beneficially owned by Mr. Barnard. Messrs. Cashin and Thomas disclaim beneficial ownership of shares held by 399; Mr. Lyon disclaims beneficial ownership of shares owned by an estate planning trust for the benefit of Mr. Lyon's family members; and Mr. Barnard disclaims beneficial ownership of shares held by himself as voting trustee for other management investors.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summary of LifeStyle's capital stock does not purport to be complete and is subject to and qualified in its entirety by LifeStyle's Charter and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and the laws of the State of Delaware. The Charter and By-Laws will take effect upon the consummation of the Merger, which will take place concurrently with the consummation of the Offerings.

     The Charter authorizes the issuance of                shares of capital
stock, consisting of                shares of Class A Common Stock,
shares of Class B Common Stock and                shares of preferred stock. As
of June 30, 1998, after giving effect to the Reorganization,           shares of
Class A Common Stock were outstanding,           shares of Class B Common Stock
were outstanding,           shares of Series A-2 Preferred Stock were
outstanding,           shares of Series B Convertible Preferred Stock were
outstanding and                shares of Series C Convertible Preferred Stock
were outstanding. As of June 30, 1998, after giving effect to the
Reorganization, there were                holders of Class A Common Stock and
               holders of Class B Common Stock. As of June 30, 1998, on a pro
forma basis giving effect to the Reorganization,           shares of Class A
Common Stock were reserved for issuance upon conversion of the Class B Common Stock and the Series B and Series C Convertible Preferred Stock.

COMMON STOCK

     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held on each matter submitted to a vote of stockholders, including the election of directors. Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights and are convertible by any holder of Class A Common Stock into an equal number of shares of Class B Common Stock at any time if the holder has determined that it or one of its affiliates might be subject to certain regulatory or accounting problems defined in the Charter due to its holding Class A Common Stock.

     Class B Common Stock. Holders of the Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except as otherwise required by law and except that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Charter that adversely affects the powers, preferences or special rights of the holders of such class. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible by any holder of Class B Common Stock into an equal number of Class A Common Stock at any time.

     Conversion of the Class B Common Stock into shares of Class A Common Stock would result in a decrease in the voting power of the holders of the previously outstanding Class A Common Stock and the holders of the Class A Common Stock offered hereby.

     Dividends. All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any preferred stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were of a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, denominated in shares of Class A Common Stock to holders of that class of stock and shares of Class B Common Stock to holders of that class of stock.

     Liquidation. Subject to the prior rights of holders of all classes of stock outstanding having prior rights with respect to the assets of LifeStyle, upon the liquidation or dissolution of LifeStyle, the holders of Common

Stock are entitled to share ratably according to the number of shares held by them in all assets remaining available for distribution to stockholders.

     Full Payment and Non-Assessability. All outstanding shares of Common Stock are, and the shares to be issued by LifeStyle pursuant to the Offerings will be, fully paid and non-assessable.

PREFERRED STOCK

     Series A-2 Preferred Stock. Each share of Series A-2 Preferred Stock has a stated value of $100 per share and accrues cumulative, quarterly dividends at a compound rate of 13.5% per annum. Shares of Series A-2 Preferred Stock are non-voting, with the exception of certain specified matters affecting the senior ranking of the shares. Shares of Series A-2 Preferred Stock are mandatorily redeemable.

     Series B Convertible Preferred Stock and Series C Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (together, the "Convertible Preferred") is convertible, at the holder's election, into one share of either Class A or Class B Common Stock. Shares of Convertible Preferred are only convertible, however, by a holder that has determined that it can effect such conversion without giving rise to certain accounting or regulatory problems for itself or one of its affiliates.

     Neither class of Convertible Preferred has any voting rights, except as required by law. Holders of Convertible Preferred participate in dividends or distributions paid to holders of Class A and Class B Common Stock to the same extent as if they had converted their Convertible Preferred into shares of Common Stock. Both classes of Convertible Preferred rank pari passu with respect to participations in dividends and distributions, and both classes of Convertible Preferred rank senior to Common Stock.

     Additional Series. The Board of Directors, without further stockholder authorization, is authorized to issue additional shares of preferred stock in one or more classes or series and to fix the rights, preferences and privileges of each additional class or series, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights (in addition to those provided by law) and the terms of any sinking fund therefor, and rights upon liquidation, including preferences over the Common Stock. The issuance of any such preferred stock may have the effect of delaying or preventing transactions involving a change of control of LifeStyle, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they deem to be in their best interests.

LIMITATION ON DIRECTORS' LIABILITY

     The Charter excuses LifeStyle's directors to the fullest extent permitted by Delaware law from any liability to LifeStyle or its stockholders for monetary damages for breach of their fiduciary duties. Under existing Delaware law, directors would not be liable except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived improper personal benefit. The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or LifeStyle from bringing a lawsuit against directors of LifeStyle for breach of their duty of care. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

REGISTRAR AND TRANSFER AGENT

                    is the Registrar and Transfer Agent for LifeStyle's Class A Common Stock.

CERTAIN CORPORATE GOVERNANCE MATTERS

     In addition to the provisions relating to the classification of the Board of Directors and the nomination procedures described in "Management -- Executive Officers and Directors," LifeStyle's Charter and By-Laws provide, in general, that (i) the number of directors of LifeStyle will be fixed within a specified range by a majority of the total number of LifeStyle directors then in office, (ii) the directors of LifeStyle in office from time to time will fill any vacancy or newly created directorship on the Board of Directors, with any new director to serve in the class of directors to which he or she is so elected, (iii) directors of LifeStyle may only be removed for cause by the holders of at least 66 2/3% of LifeStyle's voting stock, (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting, (v) special meetings of stockholders may be called only by the Chairman of the Board of Directors or by a majority of the total number of directors of LifeStyle then in office, and the business permitted to be conducted at any such meeting is limited to that brought before the meeting by LifeStyle's Chairman of the Board of Directors or his specific designee or by a majority of the total number of directors of LifeStyle then in office, and (vi) subject to certain exceptions, the Board of Directors may postpone and reschedule any previously scheduled annual or special meeting of stockholders. The By-Laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of LifeStyle not later than 90 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by LifeStyle by press release or inclusion in a report filed with the Commission or furnished to stockholders more than 100 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of LifeStyle not later than the close of business on the 10th day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of LifeStyle that are owned beneficially and of record by each of them, and any material interest of each of them in the business proposed to be brought before the meeting.

     Under applicable provisions of Delaware law, the approval of a Delaware company's board of directors, in addition to stockholder approval, is required to adopt any amendment to the company's certificate of incorporation, but a company's by-laws may be amended either by action of its stockholders or, if the company's certificate of incorporation so provides, its board of directors. However, LifeStyle's Charter and By-Laws provide that the provisions summarized above and certain other provisions, including those relating to the classification of the Board of Directors and nominating procedures, may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of LifeStyle's voting stock, voting together as a single class. LifeStyle's Charter authorizes the Board of Directors to approve amendments to the By-Laws.

     The foregoing provisions of LifeStyle's Charter and the provisions of the By-Laws relating to advance notice of stockholder nominations may discourage or make more difficult the acquisition of control of LifeStyle by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage, or may have the effect of discouraging, certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of LifeStyle first to negotiate with LifeStyle. LifeStyle's management believes that the foregoing measures provide benefits by enhancing LifeStyle's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure LifeStyle that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

              CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S.
                        HOLDERS OF CLASS A COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, LifeStyle ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under United States Treasury Regulations issued on October 6, 1997, which are applicable to dividends paid after December 31, 1999 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with LifeStyle. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" that is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. Under the New Regulations, Form W-8 will replace Form 4224.

     Generally, LifeStyle must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information.

     Under current United States federal income tax law, backup withholding imposed at a rate of 31% generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. Person). Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) LifeStyle is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. LifeStyle is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iv) in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc., Credit Suisse First Boston Corporation and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") between LifeStyle and the U.S.
Underwriters, and concurrently with the sale of                shares of Class A
Common Stock to the International Managers (as defined below), LifeStyle has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from LifeStyle, the number of shares of Class A Common Stock set forth opposite its name below.

                                                                NUMBER OF
                                                                 SHARES
                     U.S. UNDERWRITERS                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Smith Barney Inc............................................
Credit Suisse First Boston Corporation......................
Wheat First Securities, Inc.................................

                                                                --------
             Total..........................................
                                                                ========

     LifeStyle has also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Smith Barney Inc., Merrill Lynch International, Credit Suisse First Boston (Europe) Limited and Wheat First Union are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently
with the sale of                shares of Class A Common Stock to the U.S.
Underwriters pursuant to the U.S. Purchase Agreement, LifeStyle has agreed to sell to the International Managers, and the International Managers severally
have agreed to purchase from LifeStyle, an aggregate of                shares of
Class A Common Stock. The initial public offering price per share and the total underwriting discount per share of Class A Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock being sold pursuant to each such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised LifeStyle that the U.S. Underwriters propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $     per share of Class A Common Stock. The U.S. Underwriters may allow, and
such dealers may re-allow, a discount not in excess of $     per share of Class
A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     LifeStyle has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Class A Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. LifeStyle has also granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount.

     At the request of LifeStyle, the U.S. Underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to certain employees of LifeStyle and other persons. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

     LifeStyle, its executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warranty for the sale of or otherwise dispose of or transfer any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or
(ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Class A Common Stock whether any such swap or transaction is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Class A Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Class A Common Stock of LifeStyle. The initial public offering price will be determined through negotiations between LifeStyle and the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representatives and the Lead Managers believe to be comparable to LifeStyle, certain financial information of LifeStyle, the history of, and the prospects for, LifeStyle and the industry in which it competes, and an assessment of LifeStyle's management, its past and present operations, the prospects for, and timing of, future revenues of LifeStyle, the present state of LifeStyle's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to LifeStyle. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Application will be made to have the Class A Common Stock listed on the New York Stock Exchange, subject to notice of issuance, under the symbol "LFI." In order to meet the requirements for listing of the

Class A Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not expect sales of the Class A Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     LifeStyle has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

     Affiliates of Smith Barney Inc. are expected to own in excess of 10% of the outstanding Common Stock of LifeStyle. See "Security Ownership of Certain Beneficial Owners and Management." Consequently, the Offerings are being made pursuant to the provisions of Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to such provisions, the public offering price of an equity security can be no higher than the price recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Merrill Lynch will serve in such role, and the price of the Class A Common Stock will be no higher than that recommended by Merrill Lynch in its capacity as the qualified independent underwriter. In such capacity and in its capacity as one of the Underwriters, Merrill Lynch has participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto. LifeStyle has agreed to indemnify Merrill Lynch, in its capacity as the qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If one of the Underwriters creates a short position in the Class A Common Stock in connection with the Offerings, i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the Class A Common Stock.

     Neither LifeStyle nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither LifeStyle nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch has in the past provided investment banking advisory services to LifeStyle and may continue to do so in the future. First Union National Bank, an affiliate of Wheat First Securities, Inc., is a lender under LifeStyle's Credit Facility.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Class A Common Stock offered hereby will be passed upon for LifeStyle by Davis Polk & Wardwell, New York, New York. Debevoise & Plimpton, New York, New York has acted as counsel for the Underwriters with respect to certain legal matters relating to the Offerings.

                                    EXPERTS

     The consolidated balance sheets of LifeStyle as of December 31, 1996 and 1997 and the consolidated statements of operations, comprehensive income and cash flows for the period from August 6, 1996 to December 31, 1996 and the year ended December 31, 1997 and the combined statements of operations, comprehensive income and cash flows of the Predecessor for the year ended December 31, 1995 and the period from January 1, 1996 to August 5, 1996, included in this Prospectus and Registration Statement, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     LifeStyle has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to LifeStyle and the Class A Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including LifeStyle, that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................    F-2
Balance Sheets at December 31, 1996 and 1997, March 31, 1997
  (unaudited) and 1998 (unaudited)..........................    F-3
Statements of Operations for the year ended December 31,
  1995, for the period January 1, 1996 to August 5, 1996,
  for the period August 6, 1996 to December 31, 1996, for
  the year ended December 31, 1997 and for the three months
  ended March 31, 1997 (unaudited) and 1998 (unaudited).....    F-4
Statements of Comprehensive Income for the year ended
  December 31, 1995, for the period January 1, 1996 to
  August 5, 1996, for the period August 6, 1996 to December
  31, 1996, for the year ended December 31, 1997 and for the three months ended March 31, 1997 (unaudited) and 1998
  (unaudited)...............................................    F-5
Statements of Cash Flows for the year ended December 31,
  1995, for the period January 1, 1996 to August 5, 1996,
  for the period August 6, 1996 to December 31, 1996, for
  the year ended December 31, 1997 and for the three months
  ended March 31, 1997 (unaudited) and 1998 (unaudited).....    F-6
Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LifeStyle Furnishings International Ltd.

     We have audited the accompanying consolidated balance sheets of LifeStyle Furnishings International Ltd. and subsidiaries ("LifeStyle," formerly Furnishings International Inc.) as of December 31, 1996 and 1997 and the related consolidated statements of operations, comprehensive income and cash flows for the period August 6, 1996 to December 31, 1996 and for the year ended December 31, 1997. We have also audited the combined statements of operations, comprehensive income and cash flows of the Masco Home Furnishings Group (certain subsidiaries of Masco Corporation, as described in Note 2, and LifeStyle's predecessor) for the year ended December 31, 1995 and for the period January 1, 1996 to August 5, 1996. These financial statements are the responsibility of LifeStyle's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LifeStyle Furnishings International Ltd. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for the period August 6, 1996 to December 31, 1996 and the year ended December 31, 1997 and the combined results of operations and cash flows of the Masco Home Furnishings Group for the year ended December 31, 1995 and the period January 1, 1996 to August 5, 1996, in conformity with generally accepted accounting principles.

     The combined financial statements for the periods ended prior to August 6, 1996 do not reflect the new basis of accounting established by the acquisition of the Masco Home Furnishings Group as described in Note 1, and are presented on the historical cost basis existing prior to the acquisition period.

/s/ PRICEWATERHOUSECOOPERS LLP

Coopers & Lybrand L.L.P.
Greensboro, North Carolina
February 25, 1998

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.
                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  LIFESTYLE
                                           --------------------------------------------------------
                                           DECEMBER 31,    DECEMBER 31,    MARCH 31,     MARCH 31,
                                               1996            1997           1997          1998
                                           ------------    ------------    ----------    ----------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash investments..............   $   22,410      $    3,670     $   16,860    $   10,790
  Trade receivables......................       82,860          66,360         77,550        69,550
  Investment in receivables trust........       51,120          64,010         56,220        63,370
  Other receivables......................       32,740          25,860         39,830        19,740
  Inventories............................      531,870         513,420        546,290       496,680
  Prepaid expenses.......................       23,380          36,200         26,800        37,200
  Deferred income taxes..................       14,080          38,530         14,080        38,530
                                            ----------      ----------     ----------    ----------
          Total current assets...........      758,460         748,050        777,630       735,860
Property and equipment, net..............      349,650         337,770        348,090       341,440
Other assets.............................       77,390          53,010         70,410        47,510
                                            ----------      ----------     ----------    ----------
          Total assets...................   $1,185,500      $1,138,830     $1,196,130    $1,124,810
                                            ==========      ==========     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Long-term debt, current................   $   18,970      $    2,970     $   19,120    $    1,380
  Accounts payable.......................       95,470         124,540        113,570       136,120
  Accrued liabilities....................      158,670         131,310        150,220       142,230
                                            ----------      ----------     ----------    ----------
          Total current liabilities......      273,110         258,820        282,910       279,730
Long-term debt...........................      723,200         685,700        718,990       670,730
Deferred income taxes....................        2,220          31,250          2,220        31,250
Other long-term liabilities..............       44,370          54,080         44,360        54,060
                                            ----------      ----------     ----------    ----------
          Total liabilities..............    1,042,900       1,029,850      1,048,480     1,035,770
Mandatorily redeemable preferred stock...      126,560         142,780        130,600       122,400
Stockholders' equity (deficit):
  Common stock, $.01 par value...........            6               6              6             6
  Preferred stock, $.01 par value........            4               4              4             4
  Additional paid-in capital.............        8,610           8,580          8,610         8,540
  Retained earnings (deficit)............        6,380         (33,220)         9,810       (32,190)
  Foreign currency translation...........        1,040          (9,170)        (1,380)       (9,720)
                                            ----------      ----------     ----------    ----------
          Total stockholders' equity
            (deficit)....................       16,040         (33,800)        17,050       (33,360)
                                            ----------      ----------     ----------    ----------
          Total liabilities and
            stockholders' equity
            (deficit)....................   $1,185,500      $1,138,830     $1,196,130    $1,124,810
                                            ==========      ==========     ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                     PREDECESSOR                                      LIFESTYLE
                             ----------------------------   -------------------------------------------------------------
                              PERIOD FROM    PERIOD FROM     PERIOD FROM     PERIOD FROM     PERIOD FROM     PERIOD FROM
                             JAN. 1, 1995    JAN. 1, 1996   AUG. 6, 1996    JAN. 1, 1997    JAN. 1, 1997    JAN. 1, 1998
                                  TO              TO             TO              TO              TO              TO
                             DEC. 31, 1995   AUG. 5, 1996   DEC. 31, 1996   DEC. 31, 1997   MAR. 31, 1997   MAR. 31, 1998
                             -------------   ------------   -------------   -------------   -------------   -------------
                                                                                                     (UNAUDITED)
Net sales..................   $1,992,610      $1,147,890      $849,520       $1,968,820       $491,230        $500,850
Cost of sales..............    1,500,990         870,650       629,430        1,458,190        363,820         379,040
Restructuring charge.......           --              --            --           14,480             --              --
                              ----------      ----------      --------       ----------       --------        --------
  Gross profit.............      491,620         277,240       220,090          496,150        127,410         121,810
Selling, general and
  administrative
  expenses.................      397,790         222,230       147,430          350,850         87,210          90,750
Restructuring charge.......           --              --            --           44,020             --              --
                              ----------      ----------      --------       ----------       --------        --------
  Operating profit.........       93,830          55,010        72,660          101,280         40,200          31,060
                              ----------      ----------      --------       ----------       --------        --------
Other expense, net:
  Interest expense.........        2,360             970        34,160           78,840         20,120          18,120
  Interest expense,
    Masco..................       92,470          51,720            --               --             --              --
  Other, net...............        8,260           3,480         7,800           19,440          3,610           4,690
                              ----------      ----------      --------       ----------       --------        --------
                                 103,090          56,170        41,960           98,280         23,730          22,810
                              ----------      ----------      --------       ----------       --------        --------
Income (loss) before income
  taxes and extraordinary
  item.....................       (9,260)         (1,160)       30,700            3,000         16,470           8,250
Income taxes...............        6,980           6,830        16,220           13,750          8,970           3,380
                              ----------      ----------      --------       ----------       --------        --------
  Income (loss) before
    extraordinary item.....      (16,240)         (7,990)       14,480          (10,750)         7,500           4,870
Extraordinary item -- early
  extinguishment of debt
  (net of income taxes of
  $7,750)..................           --              --            --          (11,620)            --              --
                              ----------      ----------      --------       ----------       --------        --------
  Net income (loss)........      (16,240)         (7,990)       14,480          (22,370)         7,500           4,870
Preferred dividends........           --              --        (6,560)         (17,230)        (4,070)         (3,840)
                              ----------      ----------      --------       ----------       --------        --------
  Net income (loss)
    available to common
    stockholders...........   $  (16,240)     $   (7,990)     $  7,920       $  (39,600)      $  3,430        $  1,030
                              ==========      ==========      ========       ==========       ========        ========
Basic income (loss) per
  common share:
  Income (loss) before
    extraordinary item.....          N/A             N/A      $  17.03       $   (58.95)      $   7.35        $   2.12
  Extraordinary item.......          N/A             N/A            --           (24.48)            --              --
                                                              --------       ----------       --------        --------
  Net income (loss)........          N/A             N/A      $  17.03       $   (83.43)      $   7.35        $   2.12
                                                              ========       ==========       ========        ========
Diluted income (loss) per
  common share:
  Income (loss) before
    extraordinary item.....          N/A             N/A      $   8.99       $   (58.95)      $   3.85        $   1.12
  Extraordinary item.......          N/A             N/A            --           (24.48)            --              --
                                                              --------       ----------       --------        --------
  Net income (loss)........          N/A             N/A      $   8.99       $   (83.43)      $   3.85        $   1.12
                                                              ========       ==========       ========        ========

    The accompanying notes are an integral part of the financial statements.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.
                       STATEMENTS OF COMPREHENSIVE INCOME
                             (DOLLARS IN THOUSANDS)

                                    PREDECESSOR                                        LIFESTYLE
                            ----------------------------     -------------------------------------------------------------
                             PERIOD FROM    PERIOD FROM       PERIOD FROM     PERIOD FROM     PERIOD FROM     PERIOD FROM
                            JAN. 1, 1995    JAN. 1, 1996     AUG. 6, 1996    JAN. 1, 1997    JAN. 1, 1997    JAN. 1, 1998
                                 TO              TO               TO              TO              TO              TO
                            DEC. 31,1995    AUG. 5, 1996     DEC. 31, 1996   DEC. 31, 1997   MAR. 31, 1997   MAR. 31, 1998
                            -------------   ------------     -------------   -------------   -------------   -------------
                                                                                                      (UNAUDITED)
Net income (loss).........    $(16,240)       $(7,990)          $14,480        $(22,370)        $7,500          $4,870
Other comprehensive income
  (loss), net of tax:
  Foreign currency
     translation..........          90           (830)            1,040         (10,210)        (2,420)           (550)
                              --------        -------           -------        --------         ------          ------
Comprehensive income
  (loss)..................    $(16,150)       $(8,820)          $15,520        $(32,580)        $5,080          $4,320
                              ========        =======           =======        ========         ======          ======

    The accompanying notes are an integral part of the financial statements.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.
                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                  PREDECESSOR                                   LIFESTYLE
                                          ---------------------------   ---------------------------------------------------------
                                          PERIOD FROM    PERIOD FROM    PERIOD FROM    PERIOD FROM    PERIOD FROM    PERIOD FROM
                                          JAN. 1, 1995   JAN. 1, 1996   AUG. 6, 1996   JAN. 1, 1997   JAN. 1, 1997   JAN. 1, 1998
                                          TO DEC. 31,     TO AUG. 5,    TO DEC. 31,    TO DEC. 31,    TO MAR. 31,    TO MAR. 31,
                                              1995           1996           1996           1997           1997           1998
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).....................    $(16,240)      $ (7,990)     $  14,480       $(22,370)      $  7,500       $  4,870
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    Depreciation and amortization.......      50,770         29,790          9,650         24,160          6,680          6,060
    Fabric sample book amortization.....      17,150          9,470          5,820         14,250          3,800          3,700
    Bad debt provision..................       6,620          2,250          2,360          6,140          1,030            770
    Deferred income taxes...............       4,560         (2,610)        (5,880)        (6,680)            --             --
    Non-cash interest expense...........          --             --         14,230         36,940          8,930         10,030
    Extraordinary loss, net of tax......          --             --             --         11,620             --             --
    Restructuring charge................          --             --             --         58,500             --             --
  Changes in operating assets and
    liabilities:
    Receivables.........................     (19,120)        39,550         13,450         16,360         (3,150)         3,070
    Inventories.........................      10,390        (17,480)        32,200          3,970        (14,420)        16,740
    Prepaid expenses and other assets...         260          2,470         (9,850)        (1,200)         2,460          1,990
    Accounts payable....................       2,110         (1,890)        11,070         29,070         18,100         11,580
    Other liabilities...................      (7,180)        (4,720)        32,050        (31,030)       (16,800)           520
                                            --------       --------      ---------       --------       --------       --------
    Net cash provided by operating
      activities........................      49,320         48,840        119,580        139,730         14,130         59,330
                                            --------       --------      ---------       --------       --------       --------
INVESTING ACTIVITIES:
  Capital expenditures..................     (61,030)       (16,520)       (14,140)       (33,020)        (3,910)        (7,690)
  Fabric sample book expenditures.......     (15,000)        (9,190)        (3,260)       (14,280)        (3,530)        (3,790)
  Net investments in receivables
    trust...............................          --             --        (51,120)       (12,890)        (5,100)           640
  Issuance of notes receivable..........     (10,260)            --             --         (3,990)            --           (580)
  Collection of notes receivable........       5,020          2,790          1,670         16,650            440          1,750
  Acquisition of businesses, net of cash
    acquired............................          --             --       (645,430)            --             --             --
  Other, net............................       8,790         (2,640)         3,380         (3,090)        (2,530)        (2,630)
                                            --------       --------      ---------       --------       --------       --------
    Net cash used for investing
      activities........................     (72,480)       (25,560)      (708,900)       (50,620)       (14,630)       (12,300)
                                            --------       --------      ---------       --------       --------       --------
FINANCING ACTIVITIES:
  Proceeds from long-term debt..........      16,200         87,760        525,000        234,000             --         32,000
  Repayments of long-term debt..........      (3,720)       (87,090)      (108,690)      (325,000)        (4,290)       (49,000)
  Net proceeds from short-term debt.....          --             --             --            940            240            430
  Net proceeds from accounts receivable
    transactions........................          --             --        167,000        (17,000)        (1,000)            --
  Capital contribution..................          --             --         66,010             --             --             --
  Deferred financing costs..............          --             --        (37,590)          (790)            --             --
  Increase (decrease) in Masco net
    investment and advances.............       3,280        (22,600)            --             --             --             --
  Dividends paid........................          --             --             --             --             --        (23,340)
                                            --------       --------      ---------       --------       --------       --------
    Net cash provided by (used for)
      financing activities..............      15,760        (21,930)       611,730       (107,850)        (5,050)       (39,910)
                                            --------       --------      ---------       --------       --------       --------
CASH AND CASH INVESTMENTS:
  Increase (decrease) for the period....      (7,400)         1,350         22,410        (18,740)        (5,550)         7,120
  Balance, beginning of period..........      24,710         17,310             --         22,410         22,410          3,670
                                            --------       --------      ---------       --------       --------       --------
  Balance, end of period................    $ 17,310       $ 18,660      $  22,410       $  3,670       $ 16,860       $ 10,790
                                            ========       ========      =========       ========       ========       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for:
  Interest..............................    $ 94,700       $ 52,700      $   6,200       $ 44,450
                                            ========       ========      =========       ========
  Income taxes..........................    $  2,000       $ 10,000      $   7,000       $ 28,300
                                            ========       ========      =========       ========

  Non-cash transactions

     On December 12, 1997, LifeStyle declared a cash dividend, payable January 1998, of $23.3 million to holders of mandatorily redeemable preferred stock.

     In addition to the acquisition consideration reflected above, LifeStyle issued $285.0 million in payment-in-kind notes and $60.0 million in equity securities to Masco during 1996.

    The accompanying notes are an integral part of the financial statements.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                         NOTES TO FINANCIAL STATEMENTS

1.  THE COMPANY

     Furnishings International Inc. ("FII") acquired certain assets and assumed certain liabilities of the Masco Home Furnishings Group (the "Predecessor") from Masco Corporation ("Masco") as of August 5, 1996 for approximately $1.1 billion and contributed substantially all of the businesses acquired to LifeStyle Furnishings International Ltd. ("LFI"), its wholly owned subsidiary. The purchase price of $1.1 billion was financed by: (i) senior bank facilities ($325.0 million); (ii) the Subordinated Notes ($200.0 million); (iii) the payment-in-kind note ($285.0 million); (iv) common and convertible preferred stock ($5.0 million); (v) mandatorily redeemable preferred stock ($120.0 million); and (vi) proceeds from sale of accounts receivable ($155.0 million). (See Note 8 Receivables Facility and Note 9 Long-Term Debt).

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the acquired assets and assumed liabilities based upon estimated fair values as of the closing of the acquisition. This allocation resulted in a reduction of non-current assets, principally property and equipment.

     As a result of the acquisition and new basis of accounting, LifeStyle's financial statements for the periods subsequent to the acquisition are not comparable to the Predecessor's financial statements for the periods prior to the acquisition.

     In 1998, in connection with the Offerings, LifeStyle Furnishings International Ltd. will be merged with and into Furnishings International Inc., which will then change its name to LifeStyle Furnishings International Ltd. ("LifeStyle"). References to LifeStyle refer to Furnishings International Inc. and its subsidiaries.

2.  BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     Basis of Presentation. LifeStyle is engaged in the business of manufacturing and marketing home furnishings, including fine furniture and decorative home furnishing fabrics. The Financial Statements include the accounts of LifeStyle and its subsidiary companies. LifeStyle recorded its investment in Simmons Upholstered Furniture Corporation ("Simmons"), a separately managed and operated business, on the equity method. Simmons was spun-off from LifeStyle on June 30, 1998. From September 1995 through August 5, 1996, the operations of FII included only those of Simmons. The Financial Statements presented herein include those of the Predecessor for all periods prior to August 6, 1996 and LifeStyle subsequent to that date. Summarized financial information for Simmons is included in Note 14, Related Party Transactions. Intercompany accounts and transactions are eliminated. In the Notes to the Financial Statements, all dollar amounts are shown in thousands, except per share amounts, unless otherwise stated.

     The financial information for the periods ended on or prior to August 5, 1996 refers to the Predecessor as it existed prior to the acquisition. The Predecessor was not a legal entity and included certain Masco subsidiaries whose operations consisted of the manufacture and sale of home furnishings, including fine furniture and decorative home furnishing fabrics. The results of operations of the Predecessor, as presented herein, may not be the same as would have occurred had the Predecessor been an entity independent of Masco.

     Included in selling, general and administrative expenses of the Predecessor are general corporate expenses which represent certain corporate staff support and administrative services previously provided by Masco. These expenses were charged to the Predecessor by Masco based upon approximately 1 percent of sales of most domestic Predecessor operations. Because these services were never contracted with outsiders nor bids obtained, it is not practical to disclose estimates of what the cost would have been on a stand alone basis. In addition, the Predecessor participated in certain programs provided by Masco including various insurance programs and incentive compensation plans; related costs of these programs that exceed amounts included in general corporate expenses were separately charged to the Predecessor by Masco.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires LifeStyle to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates and assumptions.

     Cash and Cash Investments. LifeStyle considers all highly liquid investments with an original maturity of three months or less to be cash and cash investments.

     Receivables. Trade and other receivables are presented net of aggregate allowances for doubtful accounts of $4.8 million at December 31, 1996 and $3.9 million at December 31, 1997.

     Deferred Charges. Deferred charges, which consist primarily of debt issuance costs associated with the acquisition from Masco are amortized over the terms of the related debt using the effective interest method. Deferred charges totaling $38.3 million, net of accumulated amortization of $1.7 million, and $16.0 million, net of accumulated amortization of $3.0 million, were included in Other Assets in the accompanying balance sheets as of December 31, 1996 and 1997, respectively. In August 1997, LifeStyle wrote off $19.4 million of unamortized deferred financing costs related to the early extinguishment of debt.

     Property and Equipment. Property and equipment are stated at acquisition cost as determined under APB Opinion No. 16 "Business Combinations." Assets acquired subsequent to the acquisition, including significant betterments to existing facilities, are recorded at cost. Upon retirement or disposal, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. LifeStyle reviews property and equipment for impairment and write down to fair value whenever events or circumstances indicate that the carrying value may not be recoverable through undiscounted cash flows. Fair value is determined based on comparable market values, when available, or discounted cash flows.

     Depreciation and Amortization. Depreciation is computed principally using the straight line method over the estimated useful lives of the assets. LifeStyle generally uses estimated useful lives ranging from 15 to 40 years for buildings and land improvements, and 3 to 8 years for machinery and equipment. Purchased software and direct external costs related to the implementation of the software are capitalized and amortized over a range of three to six years. Depreciation expense was $36.0 million during 1995, $21.5 million for the period January 1, 1996 to August 5, 1996, $7.6 million for the period August 6, 1996 to December 31, 1996 and $20.2 million during 1997.

     LifeStyle produces fabric sample books which are used to market some of its products. LifeStyle capitalizes the cost of these sample books and amortizes their cost over three years as a selling expense. The unamortized net cost of the sample books is included in other assets and prepaid expenses and at December 31, 1996 and 1997 aggregated $20.8 million and $18.8 million, respectively, and the related amounts charged to selling expense were $17.2 million in 1995, $9.5 million for the period January 1, 1996 to August 5, 1996, $5.8 million for the period August 6, 1996 to December 31, 1996 and $14.3 million during 1997.

     Joint Ventures. LifeStyle has investments in several fifty-fifty joint ventures in Asia which are accounted for on the equity method. At December 31, 1996 and 1997, LifeStyle's investment in these joint ventures totaled $9.4 million and $7.3 million, respectively, and is included in other assets. In connection with certain of these investments, LifeStyle has guaranteed a minimum return on investment to its joint venture partners if certain annual financial targets are not achieved. LifeStyle records a liability for these guarantees when payment is both probable and estimable.

     Receivables Facility. Effective January 1, 1997, LifeStyle adopted Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," to account for its receivables facility. SFAS No. 125 allows LifeStyle to derecognize the

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

trade receivables transferred to LFI Receivables Corporation (Note 8). Its adoption did not have a material effect on the results of operations or financial position of LifeStyle.

     Fair Value of Financial Instruments and Concentrations of Credit Risk. The carrying value of financial instruments reported in the balance sheets for current assets and current liabilities approximates fair value. The carrying values of notes receivable, revolving credit facilities, investment in receivables trust and the forward contract to sell accounts receivable approximate fair value as the floating rates inherent in the related financial instruments reflect changes in overall market interest rates. The fair value of the payment-in-kind notes approximates carrying value. The fair value of the Subordinated Notes was approximately $215 million and $222 million as of December 31, 1996 and 1997, respectively, based on quoted market values, compared to a carrying value of $200.0 million.

     LifeStyle's interest rate collar arrangements, which result in $250.0 million of LifeStyle's long-term debt being subject to a LIBOR ceiling of 8.0% and a LIBOR floor of 5.45%, had a fair value of approximately $(0.8) and $(0.4) million at December 31, 1996 and 1997, respectively, with a carrying value of zero. Subsequent to December 31, 1997, LifeStyle renegotiated these interest rate collar arrangements, lowering the LIBOR ceiling to 6.75% and the LIBOR floor to 5.35%.

     Foreign Currency Translation. Assets and liabilities of LifeStyle's foreign subsidiaries, where the local currency is the functional currency, are translated at the balance sheet date exchange rates and statement of operations accounts are translated at the average rates prevailing during the year. Adjustments resulting from the translation are recorded as a separate component of stockholders' equity.

     The following table reconciles the changes from period to period:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1996       1997
                                                                ------    --------
Balance, beginning of period................................    $   --    $  1,040
Translation adjustment......................................     1,040     (10,210)
Income tax effect...........................................        --          --
                                                                ------    --------
Balance, end of period......................................    $1,040    $ (9,170)
                                                                ======    ========

     Assets and liabilities of LifeStyle's foreign subsidiaries, where the U.S. dollar is the functional currency, are remeasured at balance sheet date exchange rates, except for non-monetary assets and liabilities, which are remeasured using historical exchange rates. The resulting gains and losses are included in the statements of operations. During the year ended December 31, 1995, the period January 1, 1996 to August 5, 1996 and the period August 6, 1996 to December 31, 1996, LifeStyle recognized $(0.6) million, $(0.5) million and $0.2 million, respectively, in remeasurement gains (losses). Due to significant devaluation of Asian currencies during 1997, LifeStyle recognized a $7.0 million loss on remeasurement for the year ended December 31, 1997.

     Reclassifications. Certain prior period amounts have been reclassified to conform with current period presentation.

     Recently Issued Accounting Standards. SFAS No. 129, "Disclosure of Information about Capital Structure," will become effective in 1998 and will not have a material effect on the information currently reported by LifeStyle.

     SFAS No. 130, "Reporting Comprehensive Income," became effective in 1998. This Statement establishes standards for reporting and display of comprehensive income and its components in the financial statements. Under the provision of SFAS No. 130, LifeStyle elected to report comprehensive income in a separate statement of comprehensive income that begins with net income. Comparative disclosures which include prior period information have been restated to conform with the provisions of this Statement.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," will become effective in 1998. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement requires that LifeStyle report financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Comparative disclosures which include prior period information will be restated to conform with the provisions of this Statement.

     SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits," will become effective in 1998. This Statement standardizes the disclosure requirements for pensions and postretirement benefits and will require changes in disclosures of benefit obligations and fair values of plan assets. Comparative disclosures which include prior period information will be restated to conform with the provisions of this Statement.

3.  INVENTORIES

                                                             DECEMBER 31,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Finished goods.........................................  $229,180    $219,820
Raw material...........................................   216,250     212,640
Work in process........................................    86,440      80,960
                                                         --------    --------
                                                         $531,870    $513,420
                                                         ========    ========

     Inventories are stated at the lower of cost or net realizable value, with cost determined principally by use of the first-in, first-out method.

4.  PROPERTY AND EQUIPMENT

                                                             DECEMBER 31,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Land and improvements..................................  $ 37,330    $ 32,600
Buildings..............................................   206,380     204,920
Machinery and equipment................................   113,570     121,930
                                                         --------    --------
                                                          357,280     359,450
Less accumulated depreciation..........................     7,630      21,680
                                                         --------    --------
                                                         $349,650    $337,770
                                                         ========    ========

     LifeStyle leases various facilities and equipment under non-cancelable lease arrangements. Rent expense was $21.5 million during 1995, $12.3 million for the period January 1, 1996 to August 5, 1996, $8.4 million for the period August 6, 1996 to December 31, 1996 and $19.7 million during 1997.

     At December 31, 1997, future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:
1998-$15.3 million; 1999-$13.2 million; 2000-$11.4 million; 2001-$6.8 million;
2002-$4.2 million; and thereafter-$5.2 million.

5.  NOTES RECEIVABLE

     LifeStyle has notes receivable from certain of its customers which are included in Other Receivables and Other Assets in the accompanying balance sheets. Generally, these notes require periodic payments of principal and interest and are collateralized by inventory and personal guarantees of the customers. These notes bear interest based predominantly on the prevailing prime rate. Approximately $7.6 million of these

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

notes are due from one customer at December 31, 1997. Although LifeStyle does not currently foresee a material credit risk associated with this receivable, repayment is dependent upon the financial stability of this customer.

6.  ACCRUED LIABILITIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Salaries, wages and commissions.............................  $ 32,890    $ 28,330
Employee retirement plans...................................     8,270       8,840
Interest....................................................    15,410      12,840
Advertising and sales promotion.............................    10,380       9,720
Insurance...................................................     7,710       7,200
Warranty reserve............................................     2,500       2,500
Income taxes................................................    15,140          --
Property, payroll and other taxes...........................     4,090       3,140
Restructuring...............................................    27,950      28,510
Other.......................................................    34,330      30,230
                                                              --------    --------
                                                              $158,670    $131,310
                                                              ========    ========

7.  RESTRUCTURING INITIATIVES

     At the end of 1997, LifeStyle completed an in-depth evaluation of its global manufacturing and distribution base, and recorded a $58.5 million charge to rationalize and restructure its worldwide operations, focusing principally on LifeStyle's Universal Furniture business unit. The majority of Universal Furniture's restructuring activity is taking place in Asia, where facilities with 1.4 million square feet of manufacturing and distribution space will be eliminated by December 31, 1998, as production is consolidated into existing, lower-cost Asian facilities and as distribution facilities are rationalized. Implementation of this restructuring effort began in the first quarter of 1998, and by June 30, 1998, facilities with approximately 1.0 million square feet had been eliminated. As a result of the restructuring, significant non-recurring costs will be incurred to sever lease obligations, provide for employee severance, and provide for the impairment of inventory and fixed assets.

     Gross profit and operating profit for 1997 include total non-recurring charges of $14.5 million and $44.0 million, respectively, comprised of the following components:

                                                                       NON-
                                                              CASH     CASH     TOTAL
                                                              -----    -----    -----
                                                                   (IN MILLIONS)
Asset write-downs...........................................  $  --    $38.1    $38.1
Contractual obligations.....................................    9.8       --      9.8
Employee severance..........................................    8.8       --      8.8
Other.......................................................    1.8       --      1.8
                                                              -----    -----    -----
                                                              $20.4    $38.1    $58.5
                                                              =====    =====    =====

     In connection with the August 5, 1996 acquisition of the Predecessor, management developed a restructuring plan. As permitted by Emerging Issues Task Force ("EITF") Issue 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination," the total cost of the plan of approximately $28.3 million was included as part of the purchase price allocation. This restructuring plan which provided for

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

severance costs associated with the closure of various facilities, costs associated with the relocation of equipment and office facilities and other closure related expenses was completed in early 1998.

8.  RECEIVABLES FACILITY

     In connection with LifeStyle's $200.0 million Receivables Facility, LFI Receivables Corporation (the "Receivables Subsidiary"), a special-purpose, bankruptcy remote subsidiary of LifeStyle, purchases, on a revolving basis, substantially all domestic trade receivables generated by LifeStyle. The Receivables Subsidiary transfers and assigns all its rights in substantially all those receivables to the LFI Receivables Master Trust (the "Master Trust"). LifeStyle continues to service the receivables. The servicing assets and liabilities related to this arrangement are not significant.

     A syndicate of banks and other financial institutions (the "Participants") may purchase investor certificates representing fractional undivided senior interests in the assets of the Master Trust ("Senior Investor Certificates"). The Receivables Subsidiary also retains an investment in the Master Trust equal to the face value of receivables transferred to the Master Trust, but not sold to the Participants, comprised of: i) a fractional, undivided senior interest in trade receivables; and ii) a fractional, undivided subordinated interest in trade receivables.

     As of December 31, the balance of trade receivables and cash held by the Master Trust, as well as the fractional, undivided senior and subordinated interests in the assets of the Master Trust, were as follows:

                                                                1996        1997
                                                              --------    --------
Senior interests sold to Participants.......................  $167,000    $150,000
Senior interests retained by the Receivables Subsidiary.....     4,950          --
Subordinated interests retained by the Receivables
  Subsidiary................................................    46,170      64,010
                                                              --------    --------
Balance of trade receivables and cash held by the Master
  Trust.....................................................  $218,120    $214,010
                                                              ========    ========

     The Senior Investor Certificates bear interest at LIBOR plus .125% to .625% and there is a commitment fee of .175% per annum on the unused commitment under the facility. The cost of this facility amounted to $4.4 million for the period August 6, 1996 to December 31, 1996 and $9.8 million during 1997, and is included in "Other, net" in the accompanying Statements of Operations.

     This arrangement places certain restrictions on LifeStyle and the Receivables Subsidiary, including placing liens on LifeStyle's trade receivables. At December 31, 1997, LifeStyle was in compliance with these covenants.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

9.  LONG-TERM DEBT

     As of December 31, the outstanding balances of long-term debt were as follows:

                                                                1996        1997
                                                              --------    --------
Revolving credit facility...................................  $     --    $152,000
Tranche A term loan.........................................   100,420          --
Tranche B term loan.........................................   140,580          --
Subordinated Notes..........................................   200,000     200,000
Payment-in-kind note........................................   297,540     334,100
Other borrowings............................................     3,630       2,570
                                                              --------    --------
                                                               742,170     688,670
Less current portion........................................    18,970       2,970
                                                              --------    --------
                                                              $723,200    $685,700
                                                              ========    ========

     LifeStyle may periodically guarantee loans, leases or other credit facilities for its customers and joint venture partners. At December 31, 1997, the outstanding balance of these guarantees approximated $5.2 million. In addition, LifeStyle has guaranteed to certain joint venture partners a minimum return on investment. Future guarantees under these arrangements aggregated approximately $4.3 million at December 31, 1997.

     At December 31, 1997, the maturities of long-term debt during each of the next five years were approximately as follows: 1998-$3.0 million; 1999-$1.6 million; and $684.1 million subsequent to 2002.

     Revolving Credit Facility. On August 15, 1997, LifeStyle replaced the former revolving credit facility, Tranche A term loan and Tranche B term loan with a six-year $400.0 million senior secured revolving credit facility. The revolving credit facility provides LifeStyle with increased financial flexibility by eliminating quarterly principal payment requirements, reducing financing costs and reducing the number of restrictive covenants. The revolving credit facility bears interest at a floating rate equal to LIBOR plus an applicable percentage based upon LifeStyle's debt coverage ratio at the end of each quarter. In connection with the repayment of the former revolving credit and term loan facilities, LifeStyle recorded an extraordinary loss of $19,370 ($11,620 net of tax), consisting of the write-off of unamortized deferred financing costs related to the early extinguishment of debt.

     The obligation under the revolving credit facility is unconditionally guaranteed, jointly and severally, by substantially all domestic subsidiaries of LifeStyle, and is collateralized by substantially all the fixed assets of the guarantors. The revolving credit facility contains restrictive covenants including minimum interest coverage ratios, maximum leverage ratios, and annual capital expenditure limitations. At December 31, 1997, LifeStyle was in compliance with these covenants.

     Subordinated Notes. In connection with the acquisition of the Predecessor, LifeStyle issued, in a private placement, $200.0 million unsecured senior subordinated notes maturing August 1, 2006 ("Notes"). Interest on the Notes is payable semiannually at 10 7/8% per annum commencing on February 1, 1997. On November 8, 1996, LifeStyle's registration statement on Form S-4 (No. 333-11905) became effective under the Securities Act of 1933, providing for the exchange of the Notes for new Notes. All old Notes were exchanged for new Notes on December 13, 1996. The new Notes are identical in all material respects to the Notes issued through the private placement except that they are registered under the Securities Act, thus allowing, subject to certain limitations, transfer pursuant to the Securities Act.

     The Notes may be redeemed by LifeStyle subsequent to August 1, 2001 at premiums which begin at 5.438% and decline each year to 0% for redemptions taking place after August 1, 2004. In addition, at any time

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

prior to August 1, 1999, LifeStyle may redeem up to 33.33% of the original aggregate principal amount of the Notes with the proceeds of one or more public equity offerings at a redemption price of 110.875%. Also, upon a qualifying change of control, the Notes may be redeemed at the option of LifeStyle at the Applicable Premium (as defined), or in certain instances at the option of the Note holders at a premium of 1%. The Notes contain certain restrictive covenants which, among others, limit the incurrence of additional indebtedness and restrict capital transactions, distributions, and asset dispositions of certain subsidiaries. At December 31, 1997, LifeStyle was in compliance with these covenants.

     LifeStyle's domestic operating subsidiaries fully and unconditionally guarantee LifeStyle's performance under the Notes on a joint and several basis.

     Payment-In-Kind Note. LifeStyle issued a $285.0 million payment-in-kind note ("PIK Note") to Masco in connection with the acquisition. The PIK Note bears interest at 12% per annum which is payable semi-annually, and may be paid in kind until and including the eighth anniversary of the original date of issuance, except that after the fifth anniversary and until and including the eighth anniversary of the original date of issuance, current interest will be payable in cash in an amount up to LifeStyle's Excess Cash Flow (as defined), provided such cash payments are then permitted under the terms of LifeStyle's and its subsidiaries' other indebtedness. The PIK Note, together with the accrued interest thereon, will be prepaid with the net proceeds from the Offerings.

10.  EMPLOYEE RETIREMENT PLANS

     LifeStyle sponsors qualified defined benefit and defined contribution retirement plans for most of its employees. LifeStyle also maintains a non-qualified, defined benefit retirement plan for certain key executives. LifeStyle's funding policy with respect to the qualified defined benefit plans is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. The non-qualified plan is unfunded. LifeStyle's defined contribution plans, available to most domestic employees, contain a savings provision that permits pre-tax employee contributions and, at certain locations, a limited employer match. Aggregate charges to income under these plans were $7.1 million during 1995, $4.0 million for the period January 1, 1996 to August 5, 1996, $4.4 million for the period August 6, 1996 to December 31, 1996 and $11.1 million during 1997.

     Net periodic pension cost for LifeStyle's pension plans includes the following components:

                                            PREDECESSOR                       LIFESTYLE
                                   -----------------------------    ------------------------------
                                   JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                        TO               TO              TO               TO
                                   DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                   -------------    ------------    -------------    -------------
Service cost-benefits earned
  during the year................    $  6,080         $ 4,480          $ 2,630          $ 7,680
Interest cost on projected
  benefit obligation.............      12,010           7,550            5,430           13,500
Actual return on assets..........     (16,540)         (8,410)          (1,690)          (9,050)
Net amortization and deferral....       3,540             970           (3,750)          (4,250)
                                     --------         -------          -------          -------
  Net periodic pension cost......    $  5,090         $ 4,590          $ 2,620          $ 7,880
                                     ========         =======          =======          =======

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     Major assumptions used in accounting for LifeStyle's pension plans are as follows:

                                                             PREDECESSOR     LIFESTYLE
                                                             -----------    ------------
                                                                1995        1996    1997
                                                             -----------    ----    ----
Weighted average discount rate for obligations.............      7.3%        7.5%    7.5%
Rate of increase in compensation levels....................      5.0%        5.0%    5.0%
Expected long-term rate of return on plan assets...........     11.0%       10.0%   10.0%

     The funded status of LifeStyle's pension plans at December 31 is summarized as follows:

                                                                 1996           1997
                                                              -----------    -----------
                                                              ACCUMULATED    ACCUMULATED
                                                               BENEFITS       BENEFITS
                                                                EXCEED         EXCEED
                                                                ASSETS         ASSETS
                                                              -----------    -----------
Actuarial present value of benefit obligations:
  Vested benefit obligation.................................   $150,770       $157,130
                                                               ========       ========
Accumulated benefit obligation..............................   $153,360       $161,880
                                                               ========       ========
Projected benefit obligation................................   $184,940       $191,000
Assets at fair value........................................    134,820        141,660
                                                               --------       --------
Projected benefit obligation in excess of plan assets.......    (50,120)       (49,340)
Reconciling items:
  Unrecognized net loss.....................................     22,340         20,410
  Unrecognized prior service cost...........................        360            330
  Unrecognized net asset at transition......................     (1,310)        (1,120)
  Requirement to recognize minimum liability................     (4,720)        (6,930)
  Contribution made after measurement date..................         --            670
                                                               --------       --------
Accrued pension cost........................................   $(33,450)      $(35,980)
                                                               ========       ========

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

11.  STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                TOTAL
                                                     ADDITIONAL   RETAINED    CUMULATIVE    STOCKHOLDERS'
                                COMMON   PREFERRED    PAID-IN     EARNINGS    TRANSLATION      EQUITY
                                STOCK      STOCK      CAPITAL     (DEFICIT)   ADJUSTMENTS     (DEFICIT)
                                ------   ---------   ----------   ---------   -----------   -------------
Balance at August 5, 1996.....    $--       $--        $2,960     $ (1,540)    $     --       $  1,420
  Issuance of stock...........     6         4          5,650           --           --          5,660
  Dividends accrued on
     mandatorily redeemable
     preferred stock..........    --        --             --       (6,560)          --         (6,560)
  Currency translation........    --        --             --           --        1,040          1,040
  Net income..................    --        --             --       14,480           --         14,480
                                  --        --         ------     --------     --------       --------
Balance at December 31,
  1996........................     6         4          8,610        6,380        1,040         16,040
  Stock repurchases, net......    --        --            (30)          --           --            (30)
  Dividends accrued on
     mandatorily redeemable
     preferred stock..........    --        --             --      (17,230)          --        (17,230)
  Currency translation........    --        --             --           --      (10,210)       (10,210)
  Net loss....................    --        --             --      (22,370)          --        (22,370)
                                  --        --         ------     --------     --------       --------
Balance at December 31,
  1997........................    $6        $4         $8,580     $(33,220)    $ (9,170)      $(33,800)
                                  ==        ==         ======     ========     ========       ========

     On December 12, 1997, LifeStyle declared a cash dividend, payable January 1998, of $23.3 million to holders of mandatorily redeemable preferred stock.

     Common Stock. As of December 31, 1997, LifeStyle's authorized common stock has a par value of $0.01 and consists of 6 million shares of Class A Common Stock, 6 million shares of Class B Common Stock, 116,100 shares of Class C Common Stock, and 100,000 shares of Class D Common Stock. As of December 31, 1997, there were 98,776, 374,860, 114,184, and 9,269 shares of Class A, B, C, and D common stock issued and outstanding, respectively. As of December 31, 1996, there were 99,999, 377,778, 101,924, and 9,435 shares of Class A, B, C, and D common stock issued and outstanding, respectively.

     Preferred Stock. As of December 31, 1997, LifeStyle's preferred stock consists of 4 million authorized shares with a par value of $0.01 per share. As of December 31, 1997, there were 406,125 shares of Series B and Series C Convertible Preferred Stock and 1,194,350 shares of Series A-1 and Series A-2 Mandatorily Redeemable Preferred Stock issued and outstanding, respectively.

     The Convertible Preferred Stock is non-voting and has a stated value and liquidation preference of $6.02 per share. Each share of Convertible Preferred Stock is convertible, on a share-for-share basis, into shares of Class A or Class B Common Stock.

     The Series A-1 Mandatorily Redeemable Preferred Stock has a stated value of $100 per share and accrues cumulative, quarterly dividends at a compound rate of 13% per annum. The Series A-2 Mandatorily Redeemable Preferred Stock has a stated value of $100 per share and accrues cumulative, quarterly dividends at a compound rate of 13.5% per annum. These shares have a liquidation preference of $100 per share, plus accrued and unpaid dividends, and are non-voting, with the exception of certain specified matters impacting the senior ranking of the shares. Shares of Series A-1 Preferred Stock will be exchanged for shares of Series B and Series C Convertible Preferred Stock in connection with the Offerings.

     Shares of Series A-2 Preferred Stock are subject to mandatory redemption upon the earlier of: (i) a change of control (as defined) or (ii) February 5, 2009. LifeStyle may, in certain circumstances, exchange the

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

shares of Series A-2 Preferred Stock for 13% junior subordinated debentures on a dollar-for-dollar stated value basis plus accrued and unpaid dividends.

     Management Stock. LifeStyle's Restricted Stock Plan covers 206,608 shares of Common Stock in the aggregate, reduced by the total number of shares of Common Stock held from time-to-time by employees and consultants of LifeStyle and its subsidiaries that were not issued under the Plan. On August 5, 1996, LifeStyle issued 118,979 shares of Common Stock to management for no consideration. During the period August 6, 1996 to December 31, 1996 and the year ended December 31, 1997, LifeStyle issued 3,071 and 17,275 shares of Common Stock to management for no consideration under the Plan. The stock vests in annual increments over five years. LifeStyle recorded compensation expense based on the fair value of the shares of $5.44 and $5.92 per share for shares issued through September 30, 1997 and December 31, 1997, respectively. Approximately 19,174 shares became available for issuance under the Plan in 1997.

     As of December 31, 1997, there were 16,365 shares of Common Stock reserved for future issuance under the Plan.

12.  INCOME (LOSS) PER SHARE

     Basic and diluted income (loss) per share were determined as follows:

                                                              AUG. 6, 1996     JAN. 1, 1997
                                                                   TO               TO
                                                              DEC. 31, 1996    DEC. 31, 1997
                                                              -------------    -------------
Basic income (loss) per common share:
  Income (loss) before extraordinary item...................    $ 14,480         $(10,750)
  Less: Preferred dividends.................................      (6,560)         (17,230)
                                                                --------         --------
  Income (loss) available to common stockholders............    $  7,920         $(27,980)
  Weighted average shares...................................     465,134          474,650
                                                                --------         --------
  Basic income (loss) per share before extraordinary item...    $  17.03         $ (58.95)
                                                                ========         ========
Diluted income (loss) per common share:
  Weighted average shares...................................     465,134          474,650
  Effect of dilutive securities:
     Convertible preferred stock............................     406,125               --
     Management stock.......................................      10,096               --
                                                                --------         --------
  Weighted average shares, assuming dilution................     881,355          474,650
                                                                --------         --------
  Diluted income (loss) per share before extraordinary
     item...................................................    $   8.99         $ (58.95)
                                                                ========         ========

13.  INCOME TAXES

                                                    PREDECESSOR                       LIFESTYLE
                                           -----------------------------    ------------------------------
                                           JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                                TO               TO              TO               TO
                                           DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                           -------------    ------------    -------------    -------------
Income (loss) before income taxes and
  extraordinary item:
  Domestic...............................     $(9,410)        $  (350)         $31,230         $ 36,360
  Foreign................................         150            (810)            (530)         (33,360)
                                              -------         -------          -------         --------
                                              $(9,260)        $(1,160)         $30,700         $  3,000
                                              =======         =======          =======         ========

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                                                    PREDECESSOR                       LIFESTYLE
                                           -----------------------------    ------------------------------
                                           JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                                TO               TO              TO               TO
                                           DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                           -------------    ------------    -------------    -------------
Provision (credit) for income taxes:
  Currently payable (refundable):
     Federal -- U.S. income (losses).....     $(4,820)        $ 3,680          $15,620         $  4,820
             -- Certain foreign
               earnings..................       3,030           2,510            1,640            3,360
     State and local.....................       3,200           1,950            3,840            3,650
     Foreign.............................       1,010           1,300            1,010            1,110
  Deferred:
     Domestic............................       4,560          (2,600)          (5,890)           9,190
     Foreign.............................          --             (10)              --           (8,380)
                                              -------         -------          -------         --------
                                              $ 6,980         $ 6,830          $16,220         $ 13,750
                                              =======         =======          =======         ========

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                1996             1997
                                                              ---------        ---------
Deferred tax assets:
  Inventories...............................................   $ 7,830          $ 8,850
  Accrued liabilities.......................................    37,260           40,930
                                                               -------          -------
     Gross deferred tax assets..............................    45,090           49,780
                                                               -------          -------
Deferred tax liabilities:
  Property and equipment....................................    23,560           29,960
  Other.....................................................     1,280            1,290
                                                               -------          -------
     Gross deferred tax liabilities.........................    24,840           31,250
                                                               -------          -------
Net deferred tax asset before valuation allowance...........    20,250           18,530
Valuation allowance.........................................    (8,390)              --
                                                               -------          -------
Net deferred tax asset......................................   $11,860          $18,530
                                                               =======          =======

     The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income (loss) before income taxes and extraordinary item.

                                                           PREDECESSOR                      LIFESTYLE
                                                  -----------------------------   -----------------------------
                                                  JAN. 1, 1995    JAN. 1, 1996    AUG. 6, 1996    JAN. 1, 1997
                                                       TO              TO              TO              TO
                                                  DEC. 31, 1995   AUG. 5, 1996    DEC. 31, 1996   DEC. 31, 1997
                                                  -------------   -------------   -------------   -------------
U.S. federal statutory rate.....................          35%            35%              35%             35%
Tax (credit) at U.S. federal statutory rate.....     $(3,240)        $ (410)         $10,750         $ 1,050
Higher taxes on foreign earnings................       4,050          4,080            2,870           7,560
Amortization in excess of tax...................       4,460          2,620              140              --
State and local taxes, net of federal tax
  benefit.......................................       2,080          1,270            1,820           3,470
Other...........................................        (370)          (730)             640           1,670
                                                     -------         ------          -------         -------
  Income taxes..................................     $ 6,980         $6,830          $16,220         $13,750
                                                     =======         ======          =======         =======

     LifeStyle and its subsidiaries file a consolidated federal tax return and have entered into a tax sharing agreement.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     Under SFAS No. 109, deferred income taxes are provided to recognize the effect of temporary differences between financial reporting and income tax reporting. Realization of deferred tax assets is dependent upon the ability to carryback reversing deductible temporary differences to offset actual taxable income in the carryback period or to offset taxable temporary differences as scheduled reversals are projected to occur. Management established a partial valuation allowance relating to deferred tax assets existing at December 31, 1996. No valuation allowance was required at December 31, 1997.

14.  RELATED PARTY TRANSACTIONS

     LifeStyle's investment in Simmons and the net loss of Simmons are included in Other Assets and Other, net, respectively, in the accompanying financial statements. The following represents summarized financial information for
Simmons:

                                                                    DECEMBER 31,
                                                        -------------------------------------
                                                         1995           1996           1997
                                                        -------        -------        -------
Assets................................................  $12,400        $12,070        $21,480
Liabilities...........................................   10,980         12,090         25,120
Net sales.............................................   31,530         91,800         81,540
Operating profit (loss)...............................     (860)           300         (2,740)
Net loss..............................................  $(1,540)       $(1,450)       $(3,380)

     As part of the acquisition of the Group, LifeStyle entered into a Management Services Agreement pursuant to which Masco provided LifeStyle certain corporate support, administrative, data processing, legal, environmental and other services through April 1997. Since April, 1997, Masco has continued to provide certain services on a limited basis. Costs incurred under this agreement approximated $2.1 million and $1.7 million in 1996 and 1997, respectively, of which approximately $0.7 million was included in accrued liabilities at December 31, 1996.

15.  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, LifeStyle may become exposed to potential liabilities resulting from spills and releases of hazardous substances at its sites and facilities. LifeStyle also has been named as a potentially responsible party at a number of non-owned contaminated sites, including Superfund sites. LifeStyle does not believe that costs associated with investigating or remediating these releases or costs related to these sites will have a material adverse effect on LifeStyle's financial condition, cash flows, operating expenses or earnings. However, there can be no assurance that material costs relating to these matters will not be incurred in the future.

     From time to time, LifeStyle is a party to various legal actions in the normal course of its business. LifeStyle is not currently a party to any litigation which, if adversely determined, would have a material adverse effect on the liquidity or results of operations of LifeStyle.

16.  GEOGRAPHIC INFORMATION

     LifeStyle is engaged principally in one line of business: the manufacturing and marketing of home furnishings, including fine furniture and decorative home furnishing fabrics.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     The following tables present information about LifeStyle by geographic area:

                                                                    NET SALES(1)
                                           ---------------------------------------------------------------
                                                    PREDECESSOR                       LIFESTYLE
                                           -----------------------------    ------------------------------
                                           JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                                TO               TO              TO               TO
                                           DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                           -------------    ------------    -------------    -------------
United States............................   $1,761,000       $1,030,000       $762,000        $1,779,000
Pacific Rim..............................      141,000           76,000         58,000           115,000
European Union and other foreign
  countries..............................       91,000           42,000         30,000            75,000
                                            ----------       ----------       --------        ----------
          Total..........................   $1,993,000       $1,148,000       $850,000        $1,969,000
                                            ==========       ==========       ========        ==========

                                                                  OPERATING PROFIT
                                           ---------------------------------------------------------------
                                                    PREDECESSOR                       LIFESTYLE
                                           -----------------------------    ------------------------------
                                           JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                                TO               TO              TO               TO
                                           DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                           -------------    ------------    -------------    -------------
United States............................    $  91,000        $ 55,000        $ 65,000         $146,000
Pacific Rim..............................       22,000          12,000          13,000          (28,000)
European Union and other foreign
  countries..............................       (3,000)         (3,000)          1,000           (1,000)
                                             ---------        --------        --------         --------
          Total..........................      110,000          64,000          79,000          117,000
                                             ---------        --------        --------         --------
Other expense, net.......................     (103,000)        (56,000)        (42,000)         (98,000)
General corporate expense................      (16,000)         (9,000)         (6,000)         (16,000)
                                             ---------        --------        --------         --------
          Income (loss) before income
            taxes and extraordinary
            item.........................    $  (9,000)       $ (1,000)       $ 31,000         $  3,000
                                             =========        ========        ========         ========

                                                               ASSETS AT DECEMBER 31
                                                              ------------------------
                                                              LIFESTYLE     LIFESTYLE
                                                              ----------    ----------
                                                                 1996          1997
                                                              ----------    ----------
United States...............................................  $  916,000    $  894,000
Pacific Rim.................................................     212,000       193,000
European Union and other foreign countries..................      58,000        52,000
                                                              ----------    ----------
          Total.............................................  $1,186,000    $1,139,000
                                                              ==========    ==========

---------------
(1) After elimination of intracompany sales between geographic areas of:

                                            PREDECESSOR                       LIFESTYLE
                                   -----------------------------    ------------------------------
                                   JAN. 1, 1995     JAN. 1, 1996    AUG. 6, 1996     JAN. 1, 1997
                                        TO               TO              TO               TO
                                   DEC. 31, 1995    AUG. 5, 1996    DEC. 31, 1996    DEC. 31, 1997
                                   -------------    ------------    -------------    -------------
United States....................    $ 12,000         $  5,000        $  6,000         $  8,000
Pacific Rim......................     289,000          144,000         112,000          249,000
European Union and other foreign
  countries......................       1,000               --              --               --

17.  SUBSEQUENT EVENTS (UNAUDITED)

     (1) The financial information for March 31, 1997 and 1998 included herein is unaudited. In the opinion of management, the March 31, 1997 and 1998 financial information reflects all of the adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of such financial statements.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     (2) As of March 31, 1997 and 1998, inventory balances were as follows:

                                                           1997        1998
                                                         --------    --------
Finished goods.........................................  $234,160    $212,230
Raw materials..........................................   228,020     206,980
Work in process........................................    84,110      77,470
                                                         --------    --------
                                                         $546,290    $496,680
                                                         ========    ========

     (3) As of March 31, 1997 and 1998, the outstanding balances of long-term debt were as follows:

                                                           1997        1998
                                                         --------    --------
Revolving credit facility..............................  $     --    $135,000
Tranche A term loan....................................    96,400          --
Tranche B term loan....................................   140,320          --
Subordinated Notes.....................................   200,000     200,000
PIK Note...............................................   297,540     334,100
Other borrowings.......................................     3,850       3,010
                                                         --------    --------
                                                          738,110     672,110
Less current portion...................................    19,120       1,380
                                                         --------    --------
                                                         $718,990    $670,730
                                                         ========    ========

     (4) The following represents summarized financial information for Simmons as of March 31:

                                                            1997       1998
                                                           -------    -------
Assets...................................................  $19,000    $19,950
Liabilities..............................................   19,300     24,550
Net sales................................................   20,530     17,270
Operating profit (loss)..................................      150        190
Net loss.................................................  $  (800)   $  (900)

     On June 30, 1998, LifeStyle distributed the stock of its Simmons subsidiary to the holders of LifeStyle's Class D Common Stock, par value $.01 per share (the "Class D Common Stock") in exchange for their Class D Common Stock. Simmons has always been a separately managed and operated business.

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

     (5) Basic and diluted income per share were determined as follows:

                                                    JAN. 1, 1997     JAN. 1, 1998
                                                         TO               TO
                                                    MAR. 31, 1997    MAR. 31, 1998
                                                    -------------    -------------
Basic income per common share:
  Net income......................................    $  7,500         $  4,870
  Less: Preferred dividends.......................      (4,070)          (3,840)
                                                      --------         --------
  Income available to common stockholders.........    $  3,430         $  1,030
  Weighted average shares.........................     466,748          484,752
                                                      --------         --------
  Basic income per share..........................    $   7.35         $   2.12
                                                      ========         ========
Diluted income per common share:
  Weighted average shares.........................     466,748          484,752
  Effect of dilutive securities:
     Convertible preferred stock..................     406,125          406,125
     Management stock.............................      17,799           28,330
                                                      --------         --------
  Weighted average shares, assuming dilution......     890,672          919,207
                                                      --------         --------
  Diluted income per share before extraordinary
     item.........................................    $   3.85         $   1.12
                                                      ========         ========

                         [GRAPHICS: INSIDE BACK COVER]

[logo: Lillian August Collection]
[logo: The Palmer Home Collection]
[logo: Betsy Cameron's Children]
[logo: Beacon Hill Showrooms]
[logo: Maitland-Smith]
[logo: Berkline]
[logo: Benchcraft]
[logo: Drexel Heritage Furnishings Inc.: Drexel Heritage, Lillian August, Drexel Studio]
[logo: Henredon]
[logo: La Barge]
[logo: Marbro]
[logo: entree]
[logo: Henredon Registry]
[logo: Ralph Lauren Furniture Collection]
[logo: LifeStyle Furnishings International]
[logo: Lexington Furniture Industries]
[logo: Sunbury Textile Mills, Inc.]
[logo: Universal Furniture]
[logo: Robert Allen]
[logo: Solution--furniture with your point of view]
[logo: Alexander Julian Home Colours by Universal Furniture]
[logo: Nautica Home]
[logo: Pinehurst Collection]
[logo: The World of Bob Timberlake]

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER LIFESTYLE NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER LIFESTYLE NOR ANY UNDERWRITER IS MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

     UNTIL                , 1998 ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THE OFFERINGS, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                               SHARES

                             LIFESTYLE FURNISHINGS
                               INTERNATIONAL LTD.
                              CLASS A COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                               WHEAT FIRST UNION
                                       , 1998
------------------------------------------------------
------------------------------------------------------

     The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement that has been filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                   SUBJECT TO COMPLETION, DATED JULY 7, 1998

PROSPECTUS

                                     SHARES

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                              CLASS A COMMON STOCK
                            ------------------------
     This is our initial public offering. The International Managers will offer shares outside the U.S. and Canada and the U.S. Underwriters will
offer                shares in the U.S. and Canada. This is a firm commitment
underwriting.

     We expect the public offering price to be between $________ and $________ per share. No public market currently exists for the shares. We intend to apply to list the Class A Common Stock on the New York Stock Exchange under the symbol "LFI." After completion of the Offerings, 399 Venture Partners, Inc., an affiliate of Citicorp, Masco Corporation, members of management and certain
other investors will together own      % of the outstanding Class A Common
Stock, or      % on a diluted basis.

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 15.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             PER SHARE                  TOTAL
-------------------------------------------------------------------------------------------------------
Public Offering Price                                            $                        $
-------------------------------------------------------------------------------------------------------
Underwriting Discounts                                           $                        $
-------------------------------------------------------------------------------------------------------
Proceeds to LifeStyle(1)                                         $                        $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) The Underwriters may also purchase up to an additional             shares
    from LifeStyle at the public offering price within 30 days of the date hereof in order to cover over-allotments.
                            ------------------------
     We expect that the shares of Class A Common Stock will be ready for
delivery on or about             , 1998.
                            ------------------------
        SALOMON SMITH BARNEY INTERNATIONAL  MERRILL LYNCH INTERNATIONAL
CREDIT SUISSE FIRST BOSTON                                     WHEAT FIRST UNION
            , 1998.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Smith Barney Inc., Merrill Lynch International, Credit Suisse First Boston (Europe) Limited and Wheat First Union, a division of Wheat First Securities, Inc., are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") between LifeStyle and the International
Managers, and concurrently with the sale of           shares of Class A Common
Stock to the U.S. Underwriters (as defined below), LifeStyle has agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from LifeStyle, the number of shares of Class A Common Stock set forth opposite its name below.

                                                              NUMBER OF
                                                               SHARES
                   INTERNATIONAL MANAGERS                     ---------
Smith Barney Inc............................................
Merrill Lynch International.................................
Credit Suisse First Boston (Europe) Limited.................
Wheat First Securities, Inc.................................

                                                              --------
          Total.............................................
                                                              ========

     LifeStyle has also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc., Credit Suisse First Boston Corporation and Wheat First Union are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with
the sale of                shares of Class A Common Stock to the International
Managers pursuant to the International Purchase Agreement, LifeStyle has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from LifeStyle, an aggregate of shares of Class A Common Stock. The initial public offering price per share and the total underwriting discount per share of Class A Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock being sold pursuant to each such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Class A Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The Lead Managers have advised LifeStyle that the International Managers propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $     per share of Class A Common Stock. The International Managers may
allow, and such dealers may re-allow, a discount not in excess of $     per
share of Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     LifeStyle has granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Class A Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. LifeStyle has also granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount.

     At the request of LifeStyle, the U.S. Underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to certain employees of LifeStyle and other persons. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

     LifeStyle, its executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warranty for the sale of or otherwise dispose of or transfer any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for Class A Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or
(ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Class A Common Stock whether any such swap or transaction is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Class A Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Class A Common Stock of LifeStyle. The initial public offering price will be determined through negotiations between LifeStyle and the Lead Managers and the U.S. Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Lead Managers and the U.S. Representatives believe to be comparable to LifeStyle, certain financial information of LifeStyle, the history of, and the prospects for, LifeStyle and the industry in which it competes, and an assessment of LifeStyle's management, its past and present operations, the prospects for, and timing of, future revenues of LifeStyle, the present state of LifeStyle's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to LifeStyle. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Application will be made to have the Class A Common Stock listed on the New York Stock Exchange, subject to notice of issuance, under the symbol "LFI." In order to meet the requirements for listing of the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Class A Common Stock on that exchange, the International Managers and the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not expect sales of the Class A Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     LifeStyle has agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the International Managers and the U.S. Underwriters may be required to make in respect thereof.

     Affiliates of Smith Barney Inc. are expected to own in excess of 10% of the outstanding Common Stock of LifeStyle. See "Security Ownership of Certain Beneficial Owners and Management." Consequently, the Offerings are being made pursuant to the provisions of Section 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to such provisions, the public offering price of an equity security can be no higher than the price recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Merrill Lynch will serve in such role, and the price of the Class A Common Stock will be no higher than that recommended by Merrill Lynch in its capacity as the qualified independent underwriter. In such capacity and in its capacity as one of the Underwriters, Merrill Lynch has participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto. LifeStyle has agreed to indemnify Merrill Lynch, in its capacity as the qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If one of the Underwriters creates a short position in the Class A Common Stock in connection with the Offerings, i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the Class A Common Stock.

     Neither LifeStyle nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither LifeStyle nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration period of six months from the Closing Date, will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Class A Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to LifeStyle or shares of Class A Common Stock in any jurisdiction where action for the purpose is required. Accordingly, the shares of Class A Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Class A Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Merrill Lynch has in the past provided investment banking advisory services to LifeStyle and may continue to do so in the future. First Union National Bank, an affiliate of Wheat First Securities, Inc., is a lender under LifeStyle's Credit Facility.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER LIFESTYLE NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER LIFESTYLE NOR ANY UNDERWRITER IS MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                               ------------------

     UNTIL               , 1998 ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THE OFFERINGS, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTION.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                         SHARES

                             LIFESTYLE FURNISHINGS
                               INTERNATIONAL LTD.

                              CLASS A COMMON STOCK
                                [LFI'S LOGOTYPE]
                                  ------------

                                   PROSPECTUS

                                           , 1998

                                  ------------
                       SALOMON SMITH BARNEY INTERNATIONAL
                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                               WHEAT FIRST UNION
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the issuance and distribution of the Class A Common Stock being registered, other than the underwriting discount. All of the amounts shown are estimates, except the SEC and National Association of Securities Dealers, Inc. fees.

SEC registration fee........................................    $135,700
National Association of Securities Dealers, Inc.
  registration fee..........................................      30,500
New York Stock Exchange listing fee.........................           *
Printing and engraving expenses.............................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Transfer Agent and Registrar expenses.......................           *
Miscellaneous...............................................           *
                                                                --------
          Total.............................................    $      *
                                                                ========

---------------
* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the DCGL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the DGCL, the By-Laws of LifeStyle contain a provision to limit the personal liability of the directors of LifeStyle for violations of their fiduciary duty. This provision eliminates each director's liability to LifeStyle or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to LifeStyle or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Article Tenth of LifeStyle's Charter provides for indemnification of the officers and directors of LifeStyle to the fullest extent permitted by applicable law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     LifeStyle has issued the following securities in unregistered transactions as described below. Share numbers have been adjusted to reflect the stock split being effected in connection with the Offerings.

          In connection with the acquisition of the Predecessor in August 1996, LifeStyle issued the following securities to the class of purchasers identified:

             (A) shares of Class A Common Stock to the Institutional Stockholders, Masco and certain of the Management Stockholders;

             (B) shares of Class B Common Stock to the Institutional Stockholders, Masco and certain of the Management Stockholders;

             (C) shares of Class C Common Stock to certain of the Management Stockholders;

             (D) shares of Series A-1 Preferred Stock to the Institutional Stockholders and Masco;

             (E) shares of Series A-2 Preferred Stock to certain of the Management Stockholders;

             (F)           shares of Series B Convertible Preferred Stock to
        Masco;

             (G) shares of Series C Convertible Preferred Stock to the Institutional Stockholders; and

             (H) $285.0 million in initial principal amount of payment-in-kind indebtedness owed to Masco (and subsequent accretions of indebtedness on such indebtedness);

     Each such sale was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

     (a) Exhibits

EXHIBIT NO.
-----------
    1.1       Form of Underwriting Agreement (U.S. Version).+
    2.1       Form of Merger Agreement between LifeStyle Furnishings
              International Ltd. and Furnishings International Inc.+
    3.1       Form of Certificate of Incorporation of LifeStyle
              Furnishings International Ltd. to be adopted in connection with the Merger (as defined in the Prospectus)+
    3.2       Form of By-Laws of LifeStyle Furnishings International Ltd.
              to be adopted in connection with the Merger (as defined in the Prospectus)+
    4.1       Specimen Certificate of Class A Common Stock of LifeStyle
              Furnishings International Ltd.+
    4.2       Indenture between LFI and IBJ Schroder Bank & Trust Company, as Trustee, dated August 5, 1996(1)
    4.3       Supplemental Indenture dated December 20, 1996(2)
    5.1       Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.+
   10.1       Acquisition Agreement between Furnishings International Inc.
              and Masco Corporation dated as of March 29, 1996(1)
   10.2       Amendment No. 1 to Acquisition Agreement dated as of June
              21, 1996(1)
   10.3       Amendment No. 2 to Acquisition Agreement dated as of August
              5, 1996(1)
   10.4       Restated Credit Agreement dated as of August 15, 1997 among
              Furnishings International Inc., LifeStyle Furnishings
              International Ltd., the subsidiary borrowers named therein, the lenders named therein and The Chase Manhattan Bank, as
              Swingline Lender, Administrative Agent and Collateral Agent,
              The First National Bank of Chicago as Issuing Bank and
              Co-Agent and CIBC, as Co-Agent (the "Credit Agreement")(4)
              and First Amendment to Restated Credit Agreement dated as of
              September 15, 1997(5)
   10.5       Purchase Agreement, dated as of January 29, 1997, with
              respect to Series 1997-1 Term Certificates(2)

EXHIBIT NO.
-----------
   10.6       Amended and Restated Pooling Agreement, dated as of February
              4, 1997, among LFI Receivables Corporation, LFI Servicing
              Corporation and The Chase Manhattan Bank, as Trustee(2)
   10.7       Series 1997-1 Supplement to the Amended and Restated Pooling
              Agreement, dated as of February 4, 1997, among LFI
              Receivables Corporation, LFI Servicing Corporation, and The
              Chase Manhattan Bank, as Trustee(2)
   10.8       Series 1997-2 Supplement to the Amended and Restated Pooling
              Agreement, dated as of February 4, 1997, among LFI
              Receivables Corporation, LFI Servicing Corporation, The
              Chase Manhattan Bank as Agent and as Initial Purchaser and
              The Chase Manhattan Bank as Trustee(2)
   10.9       Amended and Restated Servicing Agreement, dated as of
              February 4, 1997, among LFI Receivables Corporation, LFI
              Servicing Corporation, as Master Servicer, each of the
              Servicers party thereto and The Chase Manhattan Bank, as
              Trustee(2)
   10.10      Amended and Restated Receivables Sale Agreement, dated as of
              February 4, 1997, among LFI Receivables Corporation, the
              Sellers named therein and the Servicers named therein(2)
   10.11      Stockholders Agreement, dated as of August 5, 1996, among
              Masco Corporation, Furnishings International Inc., 399
              Venture Partners, Inc., Associated Madison Companies, Inc.,
              and the other stockholders named therein (the "Stockholders
              Agreement")(1)
   10.12      Amendment No. 1 to the Stockholders Agreement dated as of
              December 17, 1996(2)
   10.13      Amendment No. 2 to the Stockholders Agreement dated as of
              March 26, 1997(2)
   10.14      Amendment No. 3 to the Stockholders Agreement dated as of
              July 15, 1997(3)
   10.15      Amendment No. 4 to the Stockholders Agreement dated as of
              July 7, 1998+
   10.16      Amended Stockholders Agreement+
   10.17      Registration Rights Agreement, dated as of August 5, 1996, among Masco Corporation, Furnishings International Inc., 399
              Venture Partners, Inc., Associated Madison Companies, Inc.,
              and the other stockholders named therein(1)
   10.18      Management Agreement, dated as of August 15, 1996, by and
              between Furnishings International Inc. and LifeStyle
              Furnishings International Ltd.(1)
   10.19      Tax Sharing Agreement, dated as of the 5th day of August
              1996, by and between Furnishings International Inc.,
              LifeStyle Furnishings International Ltd. and LFI Receivables
              Corporation(1)
   10.20      Letter Agreement, dated as of April 28, 1997, by and between
              Furnishings International Inc. and Masco Corporation(1)
   10.21      12.0% Senior Payment-in-Kind Note of Furnishings
              International Inc. dated August 5, 1996(1)
   10.22      Purchase Agreement dated July 31, 1996 between LifeStyle
              Furnishings International Ltd., Chase Securities Inc.,
              Merrill Lynch, Pierce, Fenner & Smith Incorporated and the
              Guarantors named therein(1)
   10.23      LifeStyle's Retirement Benefit Restoration Plan(2)
   10.24      Restricted Stock Plan(5)
   10.25      Management Investment Plan(5)
   10.26      Director Investment Plan(5)
   10.27      LifeStyle Furnishings International Ltd. 1998 Equity
              Incentive Plan+
   10.28      LifeStyle Furnishings International Ltd. 1998 Non-Employee
              Director Stock Plan+
   11.1       Statements re computation of per share earnings+
   21.1       Subsidiaries of LifeStyle Furnishings International Ltd.+
   23.1       Consent of PricewaterhouseCoopers LLP*
   23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)+
   24.1       Power of Attorney (included on the signature pages of this
              Registration Statement)*
   27         Financial Data Schedule*

---------------
 *  Filed herewith.

 +  To be filed by amendment.

(1) Incorporated by reference to the Registration Statement of LifeStyle Furnishings International Ltd. on Form S-4 (No. 333-11905)

(2) Incorporated by reference to the Annual Report of LifeStyle Furnishings International Ltd. on Form 10-K for the year ended December 31, 1996

(3) Incorporated by reference to the Form 10-Q of LifeStyle Furnishings International Ltd. for the quarter ended June 30, 1997.

(4) Incorporated by reference to the Form 10-Q of LifeStyle Furnishings International Ltd. for the quarter ended September 30, 1997.

(5) Incorporated by reference to the Annual Report of LifeStyle Furnishings International on Form 10-K for the year ended December 31, 1997.

     (b) Financial Statement Schedule

          Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (a) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or(4) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of High Point, State of North Carolina, July 7, 1998.

                                          FURNISHINGS INTERNATIONAL INC.
                                            (to be known as "LifeStyle
                                            Furnishings International Ltd."
                                            after the Merger described herein)

                                          By:       /s/ WAYNE B. LYON
                                            ------------------------------------
                                            Name: Wayne B. Lyon
                                            Title: Chairman of the Board of
                                                   Directors,
                                               President and Chief Executive
                                                   Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald J. Hoffman and Douglas C. Barnard his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                       TITLE                      DATE
                     ---------                                       -----                      ----

               /s/    WAYNE B. LYON                    Chairman of the Board of             July 7, 1998
---------------------------------------------------    Directors, President and Chief
                   Wayne B. Lyon                       Executive Officer

               /s/ RONALD J. HOFFMAN                                                        July 7, 1998
---------------------------------------------------    Vice President, Treasurer and
                 Ronald J. Hoffman                     Chief Financial Officer

            /s/  RICHARD M. CASHIN, JR.                                                     July 7, 1998
---------------------------------------------------
              Richard M. Cashin, Jr.                   Director

                     SIGNATURE                                       TITLE                      DATE
                     ---------                                       -----                      ----
               /s/ DAVID L. JOHNSTON                                                        July 7, 1998
---------------------------------------------------
                 David L. Johnston                     Director

                                                                                                  , 1998
---------------------------------------------------
                 Robert C. Larson                      Director

                /s/ JOHN A. MORGAN                                                          July 7, 1998
---------------------------------------------------
                  John A. Morgan                       Director

                /s/ DAVID F. THOMAS                                                         July 7, 1998
---------------------------------------------------
                  David F. Thomas                      Director

                                                                                            July 7, 1998
---------------------------------------------------
                 Martin D. Walker                      Director

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LifeStyle Furnishings International Ltd.:

     In connection with our audits of the consolidated financial statements of LifeStyle Furnishings International Ltd. and subsidiaries as of December 31, 1996 and 1997 and for the period August 6, 1996 to December 31, 1996 and for the year ended December 31, 1997 and our audits of the combined financial statements of the Masco Home Furnishings Group for the year ended December 31, 1995 and for the period from January 1, 1996 to August 5, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

Coopers & Lybrand L.L.P.
Greensboro, North Carolina
February 25, 1998

                    LIFESTYLE FURNISHINGS INTERNATIONAL LTD.

                 SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

                COLUMN A                     COLUMN B              COLUMN C              COLUMN D    COLUMN E
                --------                   ------------   ---------------------------   ----------   ---------
                                                                   ADDITIONS
                                                          ---------------------------
                                           BALANCES AT    CHARGED TO      CHARGED                    BALANCES
                                           BEGINNING OF   COSTS AND    (CREDITED) TO                  AT END
                                              PERIOD       EXPENSES    OTHER ACCOUNTS   DEDUCTIONS   OF PERIOD
                                           ------------   ----------   --------------   ----------   ---------
Allowance for doubtful accounts,
  deducted from accounts receivable in
  the balance sheets
Year ended December 31, 1997.............      $4.8          $6.1          $ 0.7           $7.7        $3.9
                                               ====          ====          =====           ====        ====
Aug. 6, 1996 to Dec. 31, 1996............      $9.3          $2.4          $(5.6)          $1.3        $4.8
                                               ====          ====          =====           ====        ====
Jan. 1, 1996 to Aug. 5, 1996.............      $9.0          $2.3          $  --           $2.0        $9.3
                                               ====          ====          =====           ====        ====
Year ended December 31, 1995.............      $7.7          $6.6          $  --           $5.3        $9.0
                                               ====          ====          =====           ====        ====

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                               DESCRIPTION                           PAGE
  -------                             -----------                           ----
    1.1       Form of Underwriting Agreement (U.S. Version).+
    2.1       Form of Merger Agreement between LifeStyle Furnishings
              International Ltd. and Furnishings International Inc.+
    3.1       Form of Certificate of Incorporation of LifeStyle
              Furnishings International Ltd. to be adopted in connection with the Merger (as defined in the Prospectus)+
    3.2       Form of By-Laws of LifeStyle Furnishings International Ltd.
              to be adopted in connection with the Merger (as defined in the Prospectus)+
    4.1       Specimen Certificate of Class A Common Stock of LifeStyle
              Furnishings International Ltd.+
    4.2       Indenture between LFI and IBJ Schroder Bank & Trust Company, as Trustee, dated August 5, 1996(1)
    4.3       Supplemental Indenture dated December 20, 1996(2)
    5.1       Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.+
   10.1       Acquisition Agreement between Furnishings International Inc.
              and Masco Corporation dated as of March 29, 1996(1)
   10.2       Amendment No. 1 to Acquisition Agreement dated as of June
              21, 1996(1)
   10.3       Amendment No. 2 to Acquisition Agreement dated as of August
              5, 1996(1)
   10.4       Restated Credit Agreement dated as of August 15, 1997 among
              Furnishings International Inc., LifeStyle Furnishings
              International Ltd., the subsidiary borrowers named therein, the lenders named therein and The Chase Manhattan Bank, as
              Swingline Lender, Administrative Agent and Collateral Agent,
              The First National Bank of Chicago as Issuing Bank and
              Co-Agent and CIBC, as Co-Agent (the "Credit Agreement")(4)
              and First Amendment to Restated Credit Agreement dated as of
              September 15, 1997(5)
   10.5       Purchase Agreement, dated as of January 29, 1997, with
              respect to Series 1997-1 Term Certificates(2)
   10.6       Amended and Restated Pooling Agreement, dated as of February
              4, 1997, among LFI Receivables Corporation, LFI Servicing
              Corporation and The Chase Manhattan Bank, as Trustee(2)
   10.7       Series 1997-1 Supplement to the Amended and Restated Pooling
              Agreement, dated as of February 4, 1997, among LFI
              Receivables Corporation, LFI Servicing Corporation, and The
              Chase Manhattan Bank, as Trustee(2)
   10.8       Series 1997-2 Supplement to the Amended and Restated Pooling
              Agreement, dated as of February 4, 1997, among LFI
              Receivables Corporation, LFI Servicing Corporation, The
              Chase Manhattan Bank as Agent and as Initial Purchaser and
              The Chase Manhattan Bank as Trustee(2)
   10.9       Amended and Restated Servicing Agreement, dated as of
              February 4, 1997, among LFI Receivables Corporation, LFI
              Servicing Corporation, as Master Servicer, each of the
              Servicers party thereto and The Chase Manhattan Bank, as
              Trustee(2)
   10.10      Amended and Restated Receivables Sale Agreement, dated as of
              February 4, 1997, among LFI Receivables Corporation, the
              Sellers named therein and the Servicers named therein(2)
   10.11      Stockholders Agreement, dated as of August 5, 1996, among
              Masco Corporation, Furnishings International Inc., 399
              Venture Partners, Inc., Associated Madison Companies, Inc.,
              and the other stockholders named therein (the "Stockholders
              Agreement")(1)
   10.12      Amendment No. 1 to the Stockholders Agreement dated as of
              December 17, 1996(2)

  EXHIBIT
    NO.                               DESCRIPTION                           PAGE
  -------                             -----------                           ----
   10.13      Amendment No. 2 to the Stockholders Agreement dated as of
              March 26, 1997(2)
   10.14      Registration Rights Agreement, dated as of August 5, 1996, among Masco Corporation, Furnishings International Inc., 399
              Venture Partners, Inc., Associated Madison Companies, Inc.,
              and the other stockholders named therein(1)
   10.15      Amendment No. 3 to the Stockholders Agreement dated as of
              July 15, 1997(3)
   10.16      Amendment No. 4 to the Stockholders Agreement dated as of
              July 7, 1998+
   10.17      Amended Stockholders Agreement+
   10.18      Management Agreement, dated as of August 15, 1996, by and
              between Furnishings International Inc. and LifeStyle
              Furnishings International Ltd.(1)
   10.19      Tax Sharing Agreement, dated as of the 5th day of August
              1996, by and between Furnishings International Inc.,
              LifeStyle Furnishings International Ltd. and LFI Receivables
              Corporation(1)
   10.20      Letter Agreement, dated as of April 28, 1997, by and between
              Furnishings International Inc. and Masco Corporation(1)
   10.21      12.0% Senior Pay-in-Kind Note of Furnishings International
              Inc. dated August 5, 1996(1)
   10.22      Purchase Agreement dated July 31, 1996 between LifeStyle
              Furnishings International Ltd., Chase Securities Inc.,
              Merrill Lynch, Pierce, Fenner & Smith Incorporated and the
              Guarantors named therein(1)
   10.23      LifeStyle's Retirement Benefit Restoration Plan(2)
   10.24      Restricted Stock Plan(5)
   10.25      Management Investment Plan(5)
   10.26      Director Investment Plan(5)
   10.27      LifeStyle Furnishings International Ltd. 1998 Equity
              Incentive Plan+
   10.28      LifeStyle Furnishings International Ltd. 1998 Non-Employee
              Director Stock Plan+
   11.1       Statements re computation of per share earnings+
   21.1       Subsidiaries of LifeStyle Furnishings International Ltd.+
   23.1       Consent of PricewaterhouseCoopers LLP*
   23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)+
   24.1       Power of Attorney (included on the signature pages of this
              Registration Statement)*
   27         Financial Data Schedule*

---------------
 *  Filed herewith.

 +  To be filed by amendment.